As filed with the Securities and Exchange Commission on June 29, 2006.
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE ANDERSONS, INC.
(Exact name of registrant as specified in its charter)

Ohio	5150	34-1562374
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

480 W. Dussel Drive
Maumee, Ohio 43537
Telephone: (419) 893-5050
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Michael J. Anderson
President and Chief Executive Officer
The Andersons, Inc.
480 W. Dussel Drive
Maumee, Ohio 43537
Telephone: (419) 893-5050
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Gerald T. Nowak Andrew J. Terry Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 Telephone: (312) 861-2000	David M. Carter R. Mason Bayler, Jr. Hunton & Williams LLP Bank of America Plaza, Suite 4100 600 Peachtree Street, N.E. Atlanta, Georgia 30308-2216 Telephone: (404) 888-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price per Share(1)(2)	Offering Price(2)	Fee
Common Stock, no par value	2,622,000	$38.51	$100,979,775	$10,805

(1)	Gives effect to a two-for-one stock split which occurred after the close of the markets on June 28, 2006. Includes 342,000 shares that may be purchased by the underwriters upon exercise of their option to purchase additional shares of common stock.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based on the average of the high and low sale prices reported on the Nasdaq Global Market on June 27, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 29, 2006.

2,280,000 Shares

The Andersons, Inc.

Common Stock

This is a public offering of 2,280,000 shares of common stock of The Andersons, Inc. We are offering 2,000,000 shares of our common stock in this offering and the selling shareholders identified in this prospectus are offering an additional 280,000 shares. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

Our common stock is quoted on the Nasdaq Global Market under the symbol “ANDE.” On June 28, 2006, the last reported sale price of our common stock on the Nasdaq Global Market was $41.33 per share.

Investing in our common stock involves a high degree of risk. Please refer to the section entitled “Risk Factors” beginning on page 8 for a discussion of factors that you should carefully consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to The Andersons, Inc.	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The underwriters have the option to purchase up to 342,000 additional shares of our common stock from the Company at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the shares of our common stock on or about          , 2006.

Joint Book-Running Managers

BB&T Capital Markets	Piper Jaffray

Stephens Inc.	Stifel Nicolaus

Prospectus dated          , 2006.

Grain &
Ethanol
Rail
The Andersons
Plant
Nutrient
Retail
Turf &
Specialty
The Andersons
ISO 9001:2000 Certified

Rail The Andersons Plant Nutrient Retail Turf & Specialty Grain & Ethanol Andersons ISO 9001:2000 Certified

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information or make any additional representations. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or the date of such incorporated information, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and business prospects may have changed since those dates.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own research, internal surveys and studies conducted by third parties, independent industry associations or general publications and other publicly available information. In particular, we have based much of our discussion of the ethanol industry, including government regulation relevant to the industry and forecasted growth in demand, on information published by the Renewable Fuels Association, or the “RFA,” the national trade association for the U.S. ethanol industry. While we believe this data to be accurate as of the date of this prospectus, market data is subject to change and cannot always be verified with complete certainty, due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey of market size. As a result, you should be aware that market share and other similar data set forth in this prospectus, as well as estimates and beliefs based on such data, may not be reliable beyond the date of this filing. None of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Furthermore, because the RFA is a trade organization for the ethanol industry, it may present information in a manner that is more favorable to that industry than would be presented by an independent source. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” and the consolidated financial statements and the related notes relating thereto included elsewhere in this prospectus. Unless otherwise noted, references to “The Andersons,” “the Company,” “we,” “us” and “our” refer to The Andersons, Inc., an Ohio corporation, together with its consolidated subsidiaries, unless the context requires otherwise.

Our Business

We are an entrepreneurial, customer focused company with diversified interests in the agriculture and transportation markets. Since our founding in 1947, we have developed specific core competencies in risk management, bulk handling, transportation and logistics and an understanding of commodity markets. We have leveraged these competencies to diversify our operations into other complementary markets, including ethanol, railcar leasing, plant nutrients, turf products and general merchandise retailing. For the year ended December 31, 2005, our sales and merchandising revenues were $1,296.7 million, our operating income was $39.3 million and our EBITDA was $74.3 million, which represented increases over 2004 levels of 2%, 31% and 20%, respectively. For the three months ended March 31, 2006, our sales and merchandising revenues were $280.7 million, our operating income was $6.0 million and our EBITDA was $16.2 million, which represented increases over 2005 levels of 9%, 267% and 61%, respectively.

We operate our business in five segments:  the Grain & Ethanol Group, the Rail Group, the Plant Nutrient Group, the Turf & Specialty Group and the Retail Group. The principal activities of each of these groups are as follows:

•	The Grain & Ethanol Group, which achieved 2005 sales and merchandising revenues of approximately $628.0 million, operates grain elevators in Ohio, Michigan, Indiana and Illinois. The Grain & Ethanol Group collectively shipped approximately 167 million bushels of grain in 2005. We are the developer, manager and largest investor in two ethanol facilities currently under construction in Indiana and Michigan. We will provide plant management, including transportation, logistics and marketing services to these facilities. We also have an investment in a third ethanol facility located in Indiana. We will be providing grain origination services for each of these three facilities, which collectively have “nameplate” capacity of 205 million gallons per year, or “MMGY.” We have expanded our trading operations through a 36% ownership interest in Lansing Trade Group, LLC, or “Lansing,” which is an established commodity trader and service provider to the grain and ethanol industries.

•	The Rail Group, which achieved 2005 sales of approximately $92.0 million, leases and manages a fleet of over 19,000 railcars of various types and 89 locomotives. The Rail Group also operates a repair, refurbishment and custom steel fabrication business.

•	The Plant Nutrient Group, which achieved 2005 sales and merchandising revenues of approximately $271.4 million, operates fertilizer distribution terminals and farm centers in Ohio, Michigan, Indiana and Illinois, which collectively handle approximately 1.5 million tons of dry and liquid fertilizer products annually.

•	The Turf & Specialty Group, which achieved 2005 sales of approximately $122.6 million, produces and markets turf and ornamental plant fertilizer and pest control products with a particular focus on the professional lawn care and golf course markets.

•	The Retail Group, which achieved 2005 sales of approximately $182.8 million, operates six large stores in Ohio offering a combination traditional home center with hardware, plumbing, electrical and building supplies, as well as unique specialty food offerings, indoor and outdoor garden centers, extensive lines of housewares and other domestic products, automotive supplies and pet supplies.

Industry Overview

Our businesses are largely impacted by the overall market for grain and related commodities. The principal grains sold by us are corn, soybeans and wheat, the three principal crops produced in the U.S.

Grains.  The U.S. is the largest producer and exporter of corn, the largest producer and exporter of soybeans and the largest exporter of wheat in the world. The U.S. Department of Agriculture, or “USDA,” has forecast a 2005 corn and soybean harvest of approximately 11.1 billion bushels and 3.1 billion bushels, respectively, each of which were the second-largest harvests on record, and a wheat harvest of approximately 2.1 billion bushels. U.S. corn and soybean production has grown in recent years due to increased yields, usage of new and modified seeds, improved fertilizer and pesticide applications and better management practices. U.S. wheat production has decreased as acreage has been used for higher value crops.

Ethanol.  Ethanol is a type of alcohol produced in the U.S. principally from corn. It is primarily used as a blend component in the 140 billion gallon U.S. gasoline fuel market. Gasoline refiners and marketers generally use ethanol as an up to 10% blend component per gallon of gasoline to increase octane and as an oxygenate to reduce tailpipe emissions. According to the RFA, 4.0 billion gallons of ethanol were produced in the U.S. in 2005, accounting for approximately 3% of the domestic gasoline fuel supply. The ethanol industry has grown significantly over the last few years. Production capacity has doubled since 2001 and has expanded at a compounded annual growth rate of approximately 20% from 2000 to 2005.

The key drivers of growth in the grain industry include, among others: continued world population and GDP growth; the use of more effective fertilizers and chemicals; levels of planted acreage; the increased production of renewable fuels from corn, soybeans and other crops; and the increasing demand for fuel and other products. In addition, we believe that increased production of grain and ethanol will result in an increased demand for rail transportation services and plant nutrient products.

Our Competitive Strengths

We have developed specific core competencies in customer service, risk management, bulk handling, transportation and logistics and an understanding of commodity markets, each of which are used across our business groups. We believe that these core competencies and the following strengths differentiate us from our competitors and position us for continued growth:

Strategically Diversified Agribusiness Model.  Throughout our history we have leveraged our core competencies to selectively and strategically extend our base grain business. We have transferred our core competencies across our business groups and captured synergies as these businesses interact. Our “service culture” underlies each of our business groups, placing an emphasis on entrepreneurship and meeting the needs of our customers.

Large Established Grain Infrastructure.  We have an established infrastructure and nearly 60 years of experience in purchasing, storing, processing, marketing and transporting corn, soybeans, wheat and other commodities. We operate a network of 14 grain elevators in four states that are strategically located near production and transportation hubs, making us a leading grain handler in the eastern corn belt with 81 million bushels of storage capacity.

Risk Management Capabilities.  We believe we are a leading developer and user of proprietary and other risk management tools and instruments in certain of our business groups. We have developed a specific risk management strategy for certain of our business groups and were among the first to use several products and techniques which allow us and our grain suppliers to minimize risk.

Transportation and Logistics Expertise.  We believe that the maturation and evolution of any commodities industry favors those market participants who possess competitive advantages in logistics and transportation expertise. Our large fleet of railcars and nearly 60 years of experience with the U.S. rail system gives us the ability to quickly and cost effectively satisfy the transportation needs of commodity contracts and will provide us with a competitive advantage as the ethanol industry matures.

Growing Commodity Trading Platform.  Our Grain & Ethanol Group’s trading capabilities combined with the over 80 year operating history of our Lansing affiliate positions us as a significant provider of commodity trading and delivery services. Our relationship with Lansing allows us to enter into storage and commodity trading contracts outside of our traditional geographic markets in the eastern corn belt, and expand our trading platform into non-storage facility-based transactions and additional commodities, including ethanol.

Rail Car Expertise.  In 2005, we grew our fleet by 32% as a result of targeted acquisitions and now manage and lease the nation’s eighth largest private fleet of railcars (exclusive of railroads). We believe we have developed industry leading positions in railcar refurbishing, leasing and component manufacturing. With over 19,000 railcars and 89 locomotives that we manage and lease at March 31, 2006, we have the ability to meet our customers’ needs as demand for rail transportation equipment continues to rise.

Experienced and Proven Management Team.  Our management team has significant experience both with our company and within the markets in which we operate. Our 12 top managers have an average of 27 years of experience with our company. Our current management team has fostered a service culture that encourages and rewards continuous improvement in all areas of our business.

Our Business Strategy

Our business strategy includes:

Increasing Services to and Investments in the Grain and Ethanol Industries.  We plan to leverage our core competencies by investing in and providing plant management, grain origination and other services to ethanol producers. We expect our future ethanol investments will be in a form similar to our current joint venture investments. We believe that investments through joint ventures in high volume, cost efficient ethanol plants will allow us to deploy capital more efficiently across more plants (enabling us to share in more industry capacity), achieve geographic diversity, reduce earnings volatility, and increase annual management and service contract revenues.

Increasing Our Grain Trading Operations.  We intend to increase our trading operations and broaden our trading expertise through continued development of our internal trading group and continued investments in Lansing. Expanding our trading operations is a significant growth opportunity that leverages our grain and commodity, risk management and transportation and logistics expertise. We have options to increase our ownership in Lansing in 2007 and 2008 and, if both options are exercised, we would be the majority owner in 2008.

Growing Our Fleet of Railcars and Locomotives.  We plan to continue to grow our diversified fleet of railcars through targeted portfolio acquisitions and open market purchases, which could include both owned and managed railcars and locomotives. We intend to continue our practice of match funding where practical or otherwise financing the acquisitions in ways that mitigate risk. We also expect to increase our investment in railcar refurbishment, conversion and repair facilities.

Improving Our Plant Nutrient Group’s Product Offerings.  We intend to expand into product and service offerings that are more premium in nature. For example, we are currently exploring the sale of reagents for air pollution control technologies used in coal-fired power plants and marketing the resulting byproducts that can be used as plant nutrients.

Focusing on Our Turf & Specialty and Retail Operations.  We intend to continue to focus on improving profitability in our Turf & Specialty and Retail Groups. Within our Turf & Specialty Group, we are focusing on higher value, proprietary products with greater profitability as compared to commodity products. With respect to our retail operations, we plan to continue increasing our specialty offerings such as premium food items, wine and produce, to further grow sales and improve margins.

Our Company

Our principal executive offices are located at 480 West Dussel Drive, Maumee, Ohio 43537. The telephone number for our principal executive offices is (419) 893-5050. Our Internet address is http://www.andersonsinc.com. This Internet address is provided for informational purposes only. The information at this Internet address is not a part of this prospectus.

The Offering

Common stock offered by us	2,000,000 shares

Common stock offered by the selling shareholders	280,000 shares

Total common stock offered hereby	2,280,000 shares

Total common stock outstanding after this offering	17,277,460 shares

Use of proceeds	We expect to receive net proceeds from this offering of approximately $ million, after deducting underwriting discounts, commissions and other offering-related expenses, at an assumed offering price of $ per share. A $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) the net proceeds to us from this offering by $ million (assuming the number of shares set forth on the cover of this preliminary prospectus remains the same). We intend to use the net proceeds for investments in the ethanol industry, including in additional ethanol plants, investments in additional railcar assets and for general corporate purposes. We will not receive any proceeds from the sale of common stock by the selling shareholders. See “Use of Proceeds” for additional information.

Dividends	Our dividend practice reflects our intention to pay quarterly dividends on all shares of our common stock, but only if and to the extent such dividends are declared by our board of directors, in its absolute discretion, and permitted by our credit facilities and applicable law. Dividends on our common stock are not cumulative. See “Price Range of our Common Stock and Dividends.”

Voting rights	The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. See “Description of Capital Stock.”

Nasdaq Global Market symbol	“ANDE”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” and all other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 15,277,460 shares of our common stock outstanding as of June 28, 2006 (after giving effect to our two-for-one stock split which occurred on June 28, 2006), excluding:

•	an aggregate of 465,852 shares of common stock issuable upon the exercise of options, performance share units and restricted shares outstanding under our 2005 Long-Term Performance Compensation Plan;

•	an aggregate of 517,218 shares of common stock reserved for future issuance under our equity compensation plans, including the Employee Share Purchase Plan; and

•	an aggregate of 342,000 shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

Summary Financial Data

The following table sets forth our summary consolidated financial data for the periods indicated. The summary financial data as of December 31, 2005 and for the years ended December 31, 2004 and 2005 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary financial data as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 have been derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The as adjusted balance sheet data as of March 31, 2006, has been adjusted to reflect the impact of this offering and an application of the net proceeds therefrom.

You should read this information together with our consolidated financial statements and related notes thereto included elsewhere or incorporated by reference in this prospectus, and the information under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,		Three Months Ended March 31,
	2004	2005	2005	2006
	(Dollars in thousands, except per share data)

Statement of Operations Data:
Sales and merchandising revenues	$1,266,932	$1,296,652	$258,656	$280,658
Cost of sales and merchandising revenues	1,077,833	1,098,506	218,697	239,173

Gross profit	189,099	198,146	39,959	41,485
Operating, administrative and general expenses	154,895	153,759	36,901	37,906
Interest expense	10,545	12,079	2,950	4,194
Other income/gains:
Other income	4,973	4,683	1,079	3,059
Equity in earnings of affiliates	1,471	2,321	446	3,553

Income before income taxes	30,103	39,312	1,633	5,997
Income tax provision	10,959	13,225	599	2,162

Net income	$19,144	$26,087	$1,034	$3,835

Per common share:
Basic earnings	$1.32	$1.76	$0.07	$0.26
Diluted earnings	$1.28	$1.70	$0.07	$0.25
Dividends paid	$0.1525	$0.165	$0.04	$0.045
Weighted average shares outstanding — Basic	14,492	14,842	14,746	15,090
Weighted average shares outstanding — Diluted	14,996	15,410	15,286	15,638
Segment Data:
Sales and merchandising revenues:
Grain & Ethanol Group	$664,565	$627,958	$120,937	$128,625
Rail Group	59,283	92,009	17,705	34,383
Plant Nutrient Group	236,574	271,371	44,071	46,033
Turf & Specialty Group	127,814	122,561	40,891	39,505
Retail Group	178,696	182,753	35,052	32,112

Total	$1,266,932	$1,296,652	$258,656	$280,658

	Year Ended December 31,		Three Months Ended March 31,
	2004	2005	2005	2006
	(Dollars in thousands)

Gross profit:
Grain & Ethanol Group	$52,680	$50,159	$10,199	$6,945
Rail Group	28,793	43,281	8,515	14,092
Plant Nutrient Group	34,692	32,774	5,582	4,133
Turf & Specialty Group	21,503	18,888	5,858	6,635
Retail Group	51,431	53,044	9,805	9,680

Total	$189,099	$198,146	$39,959	$41,485

Income (loss) before income taxes:
Grain & Ethanol Group	$14,174	$12,623	$1,738	$1,780
Rail Group	10,986	22,822	3,640	6,218
Plant Nutrient Group	7,128	10,351	(787)	(1,235)
Turf & Specialty Group	(144)	(3,044)	1,077	2,149
Retail Group	2,108	2,921	(2,098)	(2,441)
Other	(4,149)	(6,361)	(1,937)	(474)

Total	$30,103	$39,312	$1,633	$5,997

Other Financial Data:
Depreciation and amortization	$21,435	$22,888	$5,490	$6,047
Cash invested in acquisitions/investments in affiliates	85,753	16,005	1,895	22,852
Investments in property, plant and equipment	13,201	11,927	1,896	2,495
Net investments in (sale of) railcars(1)	(90)	29,810	12,008	(1,051)
Interest expense	10,545	12,079	2,950	4,194
EBITDA(2)	62,083	74,279	10,073	16,238

	As of
	March 31, 2006
	Actual	As Adjusted

Balance Sheet Data:
Cash and cash equivalents	$15,821	$
Total assets	700,667
Long-term debt(3)	77,217
Long-term debt, non-recourse(3)	86,269
Total shareholders’ equity	163,573
Working capital(4)	72,312

(1)	Represents the net purchases of railcars offset by proceeds on sales of railcars. In 2004, proceeds exceeded purchases. In 2004, cars acquired as described in Note 3 of the audited consolidated financial statements included elsewhere in this prospectus have been excluded from this number.

(2)	Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a non-GAAP measure. We believe that EBITDA provides additional information for investors and others in determining our ability to meet debt service obligations. EBITDA does not represent and should be not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient to meet cash requirements. Because EBITDA, as determined by us, excludes some, but not all, items that affect net income, it may not be comparable to EBITDA or similarly titled measures used by other companies.

The following table sets forth our calculation of EBITDA and provides a reconciliation to net cash provided by/(used in) operations:

	Year Ended
	December 31,		Three Months Ended March 31,
	2004	2005	2005	2006

Net Income	$19,144	$26,087	$1,034	$3,835
Add:
Income tax provision	10,959	13,225	599	2,162
Interest expense	10,545	12,079	2,950	4,194
Depreciation and amortization	21,435	22,888	5,490	6,047

EBITDA	$62,083	$74,279	$10,073	$16,238

Add/(subtract):
Income tax provision	(10,959)	(13,225)	(599)	(2,162)
Interest expense	(10,545)	(12,079)	(2,950)	(4,194)
(Gain) loss on disposal of property, plant and equipment	(431)	540	(11)	(45)
Realized and unrealized gains (losses) on railcars and related leases	(3,127)	(7,682)	(473)	(2,759)
Deferred income taxes	3,184	1,964	(447)	(370)
Excess tax benefit from share-based payment arrangement	—	—	—	(2,199)
Changes in working capital, unremitted earnings of affiliates and other	22,287	(5,917)	(86,919)	(88,919)

Net cash provided by/(used in) operations	$62,492	$37,880	$(81,326)	$(84,410)

(3)	Excludes current portion of long-term debt.

(4)	Working capital is defined as current assets less current liabilities.

RISK FACTORS

An investment in our stock involves a high degree of risk. You should carefully read and consider the risks described below and all of the information set forth or incorporated by reference in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations, cash flows and business prospects could be materially and adversely affected. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations.

Risks Relating to Our Business

We face increasing competition and pricing pressure from other companies in our industries. If we are unable to compete effectively with these companies, our sales and profit margins would decrease, and our earnings and cash flows would be adversely affected.

The markets for our products in each of our business segments are highly competitive. Competitive pressures in all of our businesses could affect the price of, and customer demand for, our products, thereby negatively impacting our profit margins and resulting in a loss of market share.

Our grain business competes with other grain merchandisers, grain processors and end-users for the purchase of grain, as well as with other grain merchandisers, private elevator operators and cooperatives for the sale of grain. While we have substantial operations in the eastern corn belt, many of our competitors are significantly larger than we are and compete in wider markets.

Our ethanol business will compete with other corn processors, ethanol producers and refiners, a number of whom will be divisions of substantially larger enterprises and have substantially greater financial resources than we do. As of June 23, 2006, the top ten producers accounted for 42.0% of the ethanol production capacity in the U.S. according to the RFA. Smaller competitors, including farmer-owned cooperatives and independent firms consisting of groups of individual farmers and investors, will also pose a threat. Currently, international suppliers produce ethanol primarily from sugar cane and have cost structures that may be substantially lower than ours will be. The blenders’ credit allows blenders having excise tax liability to apply the excise tax credit against the tax imposed on the gasoline-ethanol mixture. Any increase in domestic or foreign competition could cause us to reduce our prices and take other steps to compete effectively, which could adversely affect our future results of operations and financial position.

Our Rail Group is subject to competition in the rail leasing business, where we compete with larger entities that have greater financial resources, higher credit ratings and access to capital at a lower cost. These factors may enable competitors to offer leases and loans to customers at lower rates than we are able to provide.

Our Plant Nutrient Group competes with regional cooperatives, manufacturers, wholesalers and multi-state retail/wholesalers. Many of these competitors have considerably larger resources than we.

Our Turf & Specialty Group competes with other manufacturers of lawn fertilizer and corncob processors that are substantially bigger and have considerably larger resources than we.

Our Retail Group competes with a variety of retailers, primarily mass merchandisers and do-it-yourself home centers in its three markets. The principle competitive factors in our Retail Group are location, product quality, price, service, reputation and breadth of selection. Some of these competitors are larger than us, have greater purchasing power and operate more stores in a wider geographical area.

New plants under construction or decreases in the demand for ethanol may result in excess production capacity.

According to the RFA, domestic ethanol production capacity has increased from 1.9 billion gallons per year, or “BGY,” as of January 2001 to an estimated 4.8 BGY at June 23, 2006. The RFA estimates that, as of June 23, 2006, approximately 2.2 BGY of additional production capacity is under construction. The ethanol industry in the U.S. now consists of more than 90 production facilities. Excess capacity in the ethanol industry would have an adverse effect on our future results of operations, cash flows and financial position. In a manufacturing industry with excess capacity, producers have an incentive to manufacture additional products for so long as the price exceeds the marginal cost of production (i.e., the cost of producing only the next unit, without regard for interest, overhead or fixed costs). This incentive can result in the reduction of the market price of ethanol to a level that is inadequate to generate sufficient cash flow to cover costs.

Excess capacity may also result from decreases in the demand for ethanol, which could result from a number of factors, including regulatory developments and reduced U.S. gasoline consumption. Reduced gasoline consumption could occur as a result of increased prices for gasoline or crude oil, which could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage.

Certain of our business segments are affected by the supply and demand of commodities, and are sensitive to factors outside of our control. Adverse price movements could adversely affect our profitability and results of operations.

Our Grain & Ethanol and Plant Nutrient Groups buy, sell and hold inventories of various commodities, some of which are readily traded on commodity futures exchanges. In addition, our Turf & Specialty Group uses some of these same commodities as base raw materials in manufacturing golf course and landscape fertilizer. Unfavorable weather conditions, both local and worldwide, as well as other factors beyond our control, can affect the supply and demand of these commodities and expose us to liquidity pressures due to rapidly rising futures market prices. Changes in the supply and demand of these commodities can also affect the value of inventories that we hold, as well as the price of raw materials for our Plant Nutrient and Turf & Specialty Groups. Increased costs of inventory and prices of raw material would decrease our profit margins and adversely affect our results of operations.

While we hedge the majority of our grain inventory positions with derivative instruments to manage risk associated with commodity price changes, including purchase and sale contracts, we are unable to hedge 100% of the price risk of each transaction due to timing, availability of hedge contracts and third party credit risk. Furthermore, there is a risk that the derivatives we employ will not be effective in offsetting the changes associated with the risks we are trying to manage. This can happen when the derivative and the hedged item are not perfectly matched. Our grain derivatives, for example, do not hedge the basis pricing component of our grain inventory and contracts. (Basis is defined as the difference between the cash price of a commodity in our facility and the nearest exchange-traded futures price.) Differences can reflect time periods, locations or product forms. Although the basis component is smaller and generally less volatile than the futures component of our grain market price, significant unfavorable basis moves on a grain position as large as ours can significantly impact the profitability of the Grain & Ethanol Group and our business as a whole. In addition, we do not hedge non-grain commodities.

Since we buy and sell commodity derivatives on registered and non-registered exchanges, our derivatives are subject to margin calls. If there is a significant movement in the derivatives market, we could incur a significant amount of liabilities, which would impact our liquidity. We cannot assure you that the efforts we have taken to mitigate the impact of the volatility of the prices of commodities upon which we rely will be successful and any sudden change in the price of these commodities could have an adverse affect on our business and results of operations.

Many of our business segments operate in highly regulated industries. Changes in government regulations or trade association policies could adversely affect our results of operations.

Many of our business segments are subject to government regulation and regulation by certain private sector associations, compliance with which can impose significant costs on our business. Failure to comply with such regulations can result in additional costs, fines or criminal action.

In our Grain & Ethanol Group and Plant Nutrient Group, agricultural production and trade flows are affected by government actions. Production levels, markets and prices of the grains we merchandise are affected by U.S. government programs, which include acreage control and price support programs of the USDA. In addition, grain sold by us must conform to official grade standards imposed by the USDA. Other examples of government policies that can have an impact on our business include tariffs, duties, subsidies, import and export restrictions and outright embargos. In addition, the development of the ethanol industry in which we have invested has been driven by U.S. governmental programs that provide incentives to ethanol producers. Changes in government policies and producer supports may impact the amount and type of grains planted, which in turn, may impact our ability to buy grain in our market region. Because a portion of our grain sales are to exporters, the imposition of export restrictions could limit our sales opportunities.

Our Rail Group is subject to regulation by the American Association of Railroads and the Federal Railroad Administration. These agencies regulate rail operations with respect to health and safety matters. New regulatory rulings could negatively impact financial results through higher maintenance costs or reduced economic value of railcar assets.

Our Turf & Specialty Group manufactures lawn fertilizers and weed and pest control products using potentially hazardous materials. All products containing pesticides, fungicides and herbicides must be registered with the U.S. Environmental Protection Agency, or the “EPA,” and state regulatory bodies before they can be sold. The inability to obtain or the cancellation of such registrations could have an adverse impact on our business. In the past, regulations governing the use and registration of these materials have required us to adjust the raw material content of our products and make formulation changes. Future regulatory changes may have similar consequences. Regulatory agencies, such as the EPA, may at any time reassess the safety of our products based on new scientific knowledge or other factors. If it were determined that any of our products were no longer considered to be safe, it could result in the amendment or withdrawal of existing approvals, which, in turn, could result in a loss of revenue, cause our inventory to become obsolete or give rise to potential lawsuits against us. Consequently, changes in existing and future government or trade association polices may restrict our ability to do business and cause our financial results to suffer.

The U.S. ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in legislation or regulation could materially and adversely affect our future results of operations and financial position.

The elimination or significant reduction in the blenders’ credit could have a material adverse effect on our results of operations and financial position. The cost of production of ethanol is made significantly more competitive with regular gasoline by federal tax incentives. Before January 1, 2005, the federal excise tax incentive program allowed gasoline distributors who blended ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sold. If the fuel was blended with 10% ethanol, the refiner/marketer paid $0.052 per gallon less tax, which equated to an incentive of $0.52 per gallon of ethanol. The $0.52 per gallon incentive for ethanol was reduced to $0.51 per gallon in 2005 and is scheduled to expire (unless extended) in 2010. The blenders’ credits may not be renewed in 2010 or may be renewed on different terms. In addition, the blenders’ credits, as well as other federal and state programs benefiting ethanol (such as tariffs), generally are subject to U.S. government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures, and might be the subject of challenges thereunder, in whole or in part. The elimination or significant reduction in the blenders’ credit or other programs benefiting ethanol may have a material adverse effect on our results of operations and financial position.

Ethanol can be imported into the U.S. duty-free from some countries, which may undermine the ethanol industry in the U.S. Imported ethanol is generally subject to a $0.54 per gallon tariff that was designed to offset the $0.51 per gallon ethanol incentive available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. A special exemption from the tariff exists for ethanol imported from 24 countries in Central America and the Caribbean Islands. Imports from the exempted countries may increase as a result of new plants under development. Since production costs for ethanol in these countries are estimated to be significantly less than what they are in the U.S., the duty-free import of ethanol through the countries exempted from the tariff may negatively affect the demand for domestic ethanol and the price at which we sell our ethanol. In May 2006, bills were introduced in both the U.S. House of Representatives and U.S. Senate to repeal the $0.54 per gallon tariff. We do not know the extent to which the volume of imports would increase or the effect on U.S. prices for ethanol if this proposed legislation is enacted or if the tariff is not renewed beyond its current expiration in December 2007. Any changes in the tariff or exemption from the tariff could have a material adverse effect on our results of operations and financial position.

The effect of the Renewable Fuel Standard, or “RFS,” in the recent Energy Policy Act is uncertain. The use of fuel oxygenates, including ethanol, was mandated through regulation, and much of the forecasted growth in demand for ethanol was expected to result from additional mandated use of oxygenates. Most of this growth was projected to occur in the next few years as the remaining markets switch from methyl tertiary butyl ether, or “MTBE,” to ethanol. The recently enacted energy bill, however, eliminated the mandated use of oxygenates and established minimum nationwide levels of renewable fuels (ethanol, biodiesel or any other liquid fuel produced from biomass or biogas) to be included in gasoline. Because biodiesel and other renewable fuels in addition to ethanol are counted toward the minimum usage requirements of the RFS, the elimination of the oxygenate requirement for reformulated gasoline may result in a decline in ethanol consumption, which in turn could have a material adverse effect on our results of operations and financial condition. The legislation also included provisions for trading of credits for use of renewable fuels and authorized potential reductions in the RFS minimum by action of a governmental administrator. In addition, the rules for implementation of the RFS and the energy bill are still under development.

The legislation did not include MTBE liability protection sought by refiners, and ethanol producers have estimated that this will result in accelerated removal of MTBE and increased demand for ethanol. Refineries may use other possible replacement additives, such as iso-octane, iso-octene or alkylate. Accordingly, the actual demand for ethanol may increase at a lower rate than production for estimated demand, resulting in excess production capacity in our industry, which would negatively affect our results of operations, financial position and cash flows.

Waivers of the RFS minimum levels of renewable fuels included in gasoline could have a material adverse affect on our future results of operations. Under the Energy Policy Act, the U.S. Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the renewable fuels mandate with respect to one or more states if the EPA determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the U.S., or that there is inadequate supply to meet the requirement. Any waiver of the RFS with respect to one or more states would adversely offset demand for ethanol and could have a material adverse effect on our future results of operations and financial condition.

Fluctuations in the selling price and production cost of gasoline may reduce future profit margins of our ethanol business.

We will market ethanol both as a fuel additive to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended. As a result, ethanol prices will be influenced by the supply and demand for gasoline and our future results of operations and financial position may be materially adversely affected if gasoline demand or price decreases. Historically, the price of a gallon of gasoline has been lower than the cost to produce a gallon of ethanol.

Our ethanol business will be highly sensitive to corn prices and we generally will not be able to pass on increases in corn prices to our customers.

The principal raw material we will use to produce ethanol and co-products, including dry and wet distillers grains, is corn. As a result, changes in the price of corn can significantly affect our business. In general, rising corn prices will produce lower profit margins for our ethanol business. Because ethanol competes with non-corn-based fuels, we generally will be unable to pass along increased corn costs to our customers. At certain levels, corn prices may make ethanol uneconomical to use in fuel markets. The price of corn is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The significance and relative effect of these factors on the price of corn is difficult to predict. Any event that tends to negatively affect the supply of corn, such as adverse weather or crop disease, could increase corn prices and potentially harm our ethanol business. In addition, we may also have difficulty, from time to time, in physically sourcing corn on economical terms due to supply shortages. Such a shortage could require us to suspend our ethanol operations until corn is available at economical terms, which would have a material adverse effect on our business, results of operations and financial position. The price we pay for corn at one of our facilities could increase if an additional ethanol production facility is built in the same general vicinity.

The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that we will use in our ethanol manufacturing process.

We will rely upon third parties for our supply of natural gas, which is consumed in the manufacture of ethanol. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond our control such as higher prices resulting from colder than average weather conditions and overall economic conditions. Significant disruptions in the supply of natural gas could impair our ability to manufacture ethanol for our customers. Furthermore, increases in natural gas prices or changes in our natural gas costs relative to natural gas costs paid by competitors may adversely affect our future results of operations and financial position.

Growth in the sale and distribution of ethanol is dependent on the changes to and expansion of related infrastructure that may not occur on a timely basis, if at all, and our future operations could be adversely affected by infrastructure disruptions.

Substantial development of infrastructure will be required by persons and entities outside our control for our operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to:

•	additional rail capacity;

•	additional storage facilities for ethanol;

•	increases in truck fleets capable of transporting ethanol within localized markets; and

•	expansion of refining and blending facilities to handle ethanol.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for our ethanol products, impede our delivery of our ethanol products, impose additional costs on us or otherwise have a material adverse effect on our results of operations or financial position. Our business will be dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

We may not be able to implement our expansion strategy in our ethanol business as planned or at all.

We have never before been in the business of producing ethanol, and our first plant under construction is not yet operational. We plan to grow our ethanol business by investing in new or existing ethanol facilities and to pursue other business opportunities. We believe that there is increasing competition for suitable ethanol production sites. We may not find suitable additional sites for construction of new facilities or other suitable expansion opportunities. We may need additional financing to implement our expansion strategy and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness or by issuing additional equity securities. We could face financial risks associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings.

We must also obtain numerous regulatory approvals and permits in order to construct and operate additional or expanded ethanol facilities. These regulatory requirements may not be satisfied in a timely manner or at all. In addition, federal and state governmental requirements may substantially increase our costs, which could have a material adverse effect on our results of operations and the financial position of our ethanol business. Our expansion plans may also result in other unanticipated adverse consequences, such as the diversion of management’s attention from our existing operations.

Our construction costs may also increase to levels that would make a new facility too expensive to complete or unprofitable to operate. We have not entered into any construction contracts or other arrangements with respect to the construction of our current facilities that might limit our exposure to higher costs in developing and completing any new facilities. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other ethanol companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, transportation constraints, adverse weather, unforeseen difficulties or labor issues, any of which could prevent us from commencing operations as expected at our facilities.

We handle potentially hazardous materials in our businesses. If environmental requirements become more stringent or if we experience unanticipated environmental hazards, we could be subject to significant costs and liabilities.

A significant part of our operations is regulated by environmental laws and regulations, including those governing the labeling, use, storage, discharge and disposal of hazardous materials. Because we use and handle hazardous substances in our businesses, changes in environmental requirements or an unanticipated significant adverse environmental event could have a material adverse effect on our business. We cannot assure you that we have been, or will at all times be, in compliance with all environmental requirements, or that we will not incur material costs or liabilities in connection with these requirements. Private parties, including current and former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us, or contained in our products. We are also exposed to residual risk because some of the facilities and land which we have acquired may have environmental liabilities arising from their prior use. In addition, changes to environmental regulations may require us to modify our existing plant and processing facilities and could significantly increase the cost of those operations.

We rely on a limited number of suppliers for certain of our raw materials and other products and the loss of one or several of these suppliers could increase our costs and have a material adverse effect on our business.

We rely on a limited number of suppliers for certain of our raw materials and other products. If we were unable to obtain these raw materials and products from our current vendors, or if there were significant increases in our supplier’s prices, it could disrupt our operations, thereby significantly increasing our costs and reducing our profit margins.

We are required to carry significant amounts of inventory across all of our businesses. If a substantial portion of our inventory becomes damaged or obsolete, its value would decrease and our profit margins would suffer.

We are exposed to the risk of a decrease in the value of our inventories due to a variety of circumstances in all of our businesses. For example, within our Grain & Ethanol Group, there is the risk that the quality of our grain inventory could deteriorate due to damage, moisture, insects, disease or foreign material. If the quality of our grain were to deteriorate below an acceptable level, the value of our inventory could decrease significantly. In our Plant Nutrient Group, planted acreage, and consequently the volume of fertilizer and crop protection products applied, is partially dependent upon government programs and the perception held by the producer of demand for production. Technological advances in agriculture, such as genetically engineered seeds that resist disease and insects, or that meet certain nutritional requirements, could also affect the demand for our crop nutrients and crop protection products. Either of these factors could render some of our inventory obsolete or reduce its value. Within our Rail Group, major design improvements to loading, unloading and transporting of certain products can render existing (especially old) equipment obsolete. A significant portion of our rail fleet is composed of older railcars. In addition, in our Turf & Specialty Group, we build substantial amounts of inventory in advance of the season to prepare for customer demand. If we were to forecast our customer demand incorrectly, we could build up excess inventory which could cause the value of our inventory to decrease.

The spread between ethanol and corn prices can vary significantly and we do not expect the spread to remain at recent high levels.

The profitability of our ethanol business will depend, in part, on the spread between ethanol and corn prices. In recent periods, the spread between ethanol and corn prices has been at historically high levels, driven in large part by high oil prices and historically low corn prices. During 2005, however, this spread fluctuated widely and fluctuations are likely to continue to occur. Any reduction in the spread between ethanol and corn prices, whether as a result of an increase in corn prices or a reduction in ethanol prices, would adversely affect our future results of operations and financial position.

Our competitive position, financial position and results of operations may be adversely affected by technological advances.

The development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. For instance, any technological advances in the efficiency or cost to produce ethanol from inexpensive, cellulosic sources such as wheat, oat or barley straw could have an adverse effect on our business, because our ethanol facilities are being designed to produce ethanol from corn, which is, by comparison, a raw material with other high value uses. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with new technologies. In addition, advances in the development of alternatives to ethanol or gasoline could significantly reduce demand for or eliminate the need for ethanol.

Any advances in technology which require significant capital expenditures to remain competitive or which reduce demand or prices for ethanol would have a material adverse effect on our results of operations and financial position.

Our investments in joint ventures are subject to risks beyond our control.

We currently have investments in six joint ventures. By operating a business through a joint venture arrangement, we have less control over operating decisions than if we were to own the business outright. Specifically, we cannot act on major business initiatives without the consent of the other investors who may not always be in agreement with our ideas.

A significant portion of our business operates in the railroad industry, which is subject to unique, industry specific risks and uncertainties. Our failure in assessing these risks and uncertainties could be detrimental to our Rail Group business.

Our Rail Group is subject to risks associated with the demands and restrictions of the Class 1 railroads, a group of publicly owned rail companies owning a high percentage of the existing rail lines. These companies exercise a high degree of control over whether private railcars can be allowed on their lines and may reject certain railcars or require railcar improvements to carry higher load limits. This presents risk and uncertainty for our Rail Group. In addition, a shift in the railroad strategy to investing in new rail cars and improvements to existing railcars, instead of investing in locomotives and infrastructure, could adversely impact our business by causing increased competition and creating an oversupply of railcars. Our rail fleet consists of a range of railcar types (boxcars, gondolas, covered and open top hoppers, tank cars and pressure differential cars) and locomotives. However a large concentration of a particular type of railcar could expose us to risk if demand were to decrease for that railcar type. Failure on our part to identify and assess risks and uncertainties such as these could negatively impact our business.

Our Rail Group relies upon customers continuing to lease rather than purchase railcar assets. Our business could be adversely impacted if there were a large shift from leasing to purchasing railcars, or if railcar leases are not match funded.

Our Rail Group relies upon customers continuing to lease rather than purchase railcar assets. There are a number of items that factor into the customer’s decision to lease or purchase assets, such as tax considerations, interest rates, balance sheet considerations and operational flexibility. We have no control over these external considerations, and changes in our customers’ preferences could negatively impact demand for our leasing products. Profitability is largely dependent on the ability to maintain railcars on lease (utilization) at satisfactory lease rates. A number of factors can adversely affect utilization and lease rates including an economic downturn causing reduced demand or oversupply in the markets in which we operate, changes in customer behavior, or any other changes in supply or demand.

Furthermore, match funding (in relation to rail lease transactions) means matching terms between the lease with the customer and the funding arrangement with the financial intermediary. This is not always possible. We are exposed to risk to the extent that the lease terms do not perfectly match the funding terms, leading to non-income generating assets if a replacement lessee cannot be found.

During economic downturns, the cyclical nature of the railroad business results in lower demand for railcars and reduced revenue.

The railcar business is cyclical. Overall economic conditions and the purchasing and leasing habits of railcar users have a significant effect upon our railcar leasing business due to the impact on demand for refurbished and leased products. Economic conditions that result in higher interest rates increase the cost of new leasing arrangements, which could cause some of our leasing customers to lease fewer of our railcars or demand shorter terms. An economic downturn or increase in interest rates may reduce demand for railcars, resulting in lower sales volumes, lower prices, lower lease utilization rates and decreased profits or losses.

We have limited production and storage facilities for our products, and any adverse events or occurrences at these facilities could disrupt our business operations and decrease our revenues and profitability.

Our Grain & Ethanol and Plant Nutrient Groups are dependent on grain elevator and nutrient storage capacity, respectively. The loss of use of one of our larger storage facilities could cause a major disruption to our Grain & Ethanol and Plant Nutrient operations. We are currently constructing our first ethanol production facilities and our ethanol operations may be subject to significant interruption if any of these facilities experiences a major accident or is damaged by severe weather or other natural disasters. We currently have only one production facility for our corncob-based products in our Turf & Specialty Group, and only one warehouse in which we store the majority of our retail merchandise inventory for our Retail Group. Any adverse event or occurrence impacting these facilities could cause major disruption to our business operations. In addition, our operations may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in our industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Any disruption in our business operations could decrease our revenues and negatively impact our financial position.

Our business involves significant safety risks. Significant unexpected costs and liabilities would have a material adverse effect on our profitability and overall financial position.

Due to the nature of some of the businesses in which we operate, we are exposed to significant safety risks such as grain dust explosions, malfunction of equipment and chemical spills or run-off. If one of our elevators were to experience a grain dust explosion or if one of our pieces of equipment were to fail or malfunction due to an accident or improper maintenance, it could put our employees and others at serious risk. In addition, if we were to experience a catastrophic failure of a storage facility in our Plant Nutrient Group or Turf & Specialty Group, it could harm not only our employees but the environment as well and could subject us to significant costs.

Our substantial indebtedness could adversely affect our financial condition, decrease our liquidity and impair our ability to operate our business.

We are dependent on a significant amount of debt to fund our operations and contractual commitments. Our indebtedness could interfere with our ability to operate our business. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing which could impact our ability to fund future working capital, capital expenditures and other general needs as well as limit our flexibility in planning for or reacting to changes in our business and restrict us from making strategic acquisitions, investing in new products or capital assets and taking advantage of business opportunities;

•	require us to dedicate a substantial portion of cash flows from operating activities to payments on our indebtedness which would reduce the cash flows available for other areas; and

•	place us at a competitive disadvantage compared to our competitors with less debt.

If cash on hand is insufficient to pay our obligations or margin calls as they come due at a time when we are unable to draw on our credit facility, it could have an effect on our ability to conduct our business. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. Our ability to generate cash is dependent on various factors. These factors include general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Certain of our long-term borrowings include provisions that impose minimum levels of working capital and equity, impose limitations on additional debt and require that grain inventory positions be substantially hedged. Our ability to satisfy these provisions can be affected by events beyond our control, such as the demand for and fluctuating price of grain. Although we are and have been in compliance with these provisions, noncompliance could result in default and acceleration of long-term debt payments.

As of March 31, 2006, we had $163.5 million of long-term indebtedness, which represented approximately 50.0% of our total book capitalization as of such date, or approximately  % as adjusted to give effect to this offering. In addition, we may incur substantial additional indebtedness in the future. Any additional debt incurred by us could increase the risks associated with our substantial leverage.

Many of our sales to our customers are executed on credit. Failure on our part to properly investigate the credit history of our customers or a deterioration in economic conditions may adversely impact our ability to collect on our accounts.

A significant amount of our sales are executed on credit and are unsecured. Extending sales on credit to new and existing customers requires an extensive review of the customer’s credit history. If we fail to do a proper and thorough credit check on our customers, delinquencies may rise to unexpected levels. If economic conditions deteriorate, the ability of our customers to pay current obligations when due may be adversely impacted and we may experience an increase in delinquent and uncollectible accounts.

Our ability to effectively operate our company could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies effectively depends, in part, on the efforts of our executive officers and other key employees. Our management team has significant industry experience and would be difficult to replace. These individuals possess sales, marketing, engineering, manufacturing, financial, risk management and administrative skills that are critical to the operation of our business. In addition, the market for employees with the required technical expertise to succeed in our business is highly competitive and we may be unable to attract and retain qualified personnel to replace or succeed key employees should the need arise. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could impair our ability to operate and make it difficult to execute our internal growth strategies, thereby adversely affecting our business.

Compliance with the internal control requirements of the Sarbanes-Oxley Act may not detect all errors or omissions. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, our shareholders could lose confidence in our financial reporting, which could harm the trading price of our stock.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of internal control over financial reporting and a report by our independent registered public accounting firm attesting to our evaluation as well as issuing their own opinion on our internal controls over financial reporting. If we fail to maintain adequate internal control over financial reporting, it could not only adversely impact our financial results but also cause us to fail to meet our reporting obligations. Although management has concluded that adequate internal control procedures were in place as of March 31, 2006, no system of internal control can provide absolute assurance that the financial statements are accurate and free of error. As a result, the risk remains that our internal controls may not detect all errors or omissions in the financial statements or be able to detect all instances of fraud or illegal acts. In the fourth quarter of 2005 we implemented new controls and procedures to remediate a material weakness in our internal controls over the preparation, review, presentation and disclosure of our condensed consolidated statement of cash flows as a result of the need to restate our financial statements for the quarter ended September 30, 2005 to correct the accounting for a single class of railcar related debt financing transactions. If we or our auditors discover a future material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and have a negative impact on the trading price of our stock.

Disruption or difficulties with our information technology could impair our ability to operate our business.

Our business depends on our effective and efficient use of information technology. We expect to continually invest in updating and expanding our technology, however, a disruption or failure of these systems could cause system interruptions, delays in production and a loss of critical data and could severely affect our ability to conduct normal business operations.

Changes in accounting rules can affect our financial position and results of operations.

We have a significant amount of assets (railcars and related leases) and liabilities (pension and postretirement benefits) that are off-balance sheet. If generally accepted accounting principles were to change to require that these items be reported in the financial statements, it would cause us to record a significant amount of assets and liabilities on our balance sheet that we, up to this point, have not had to do, which could have a negative impact on our debt covenants. The Financial Accounting Standards Board, or “FASB,” has issued an exposure draft that, if adopted, would require the recognition of the overfunded and underfunded status of defined benefit postretirement plans as an asset or a liability on the balance sheet.

Our pension and postretirement benefit plans are subject to changes in assumptions which could have a significant impact on the necessary cash flows needed to fund these plans and introduce volatility into the annual expense for these plans.

We continue to be impacted by the rising cost of pension and other post-retirement benefits. We may be required to make cash contributions to the extent necessary to comply with minimum funding requirements under applicable law. These cash flows are dependent on various assumptions used to calculate such amounts including discount rates, long-term return on plan assets, salary increases, health care cost trend rates and other factors. Changes to any of these assumptions could have a significant impact on these estimates. We have amended our defined benefit pension plans effective January 1, 2007. The provisions of this amendment include freezing benefits for the retail line of business employees as of December 31, 2006, modifying the calculation of benefits for the non-retail line of business employees at December 31, 2006 with future benefits to be calculated using a new career average formula and in the case of all employees, compensation for the years from 2007 to 2012 will be includable in the final average pay formula calculating the final benefit earned for years prior to December 31, 2006. Our postretirement health care benefit plans are generally contributory and include a limit on our share for most retirees. Although we have actively sought to control increases in these costs, there can be no assurance that we will succeed in limiting cost increases, and continued upward pressure could reduce the profitability of our businesses.

Our business may be adversely affected by numerous factors outside of our control, such as seasonality and weather conditions, national and international political developments, or other natural disasters or strikes.

Many of our operations are dependent on weather conditions. The success of our Grain & Ethanol Group, for example, is highly dependent on the weather in the eastern corn belt (Ohio, Michigan, Indiana and Illinois), primarily during the spring planting season and through the summer (wheat) and fall (corn and soybean) harvests. Additionally, wet and cold conditions during the spring adversely affect the application of fertilizer and other products by golf courses, lawn care operators and consumers, which could decrease demand in our Turf & Specialty Group. These same weather conditions also adversely affect purchases of lawn and garden products in our Retail Group, which generates a significant amount of its sales from these products during the spring season.

National and international political developments subject our business to a variety of security risks including bio-terrorism, and other terrorist threats to data security and physical loss to our facilities. In order to protect ourselves against these risks and stay current with new government legislation and regulatory actions affecting us, we may need to incur significant costs. No level of regulatory compliance can guaranty that security threats will never occur.

If there were a disruption in available transportation due to natural disaster, strike or other factors, we may be unable to get raw materials inventory to our facilities or product to our customers. This could disrupt our operations and cause us to be unable to meet our customers’ demands.

We may not be able to maintain sufficient insurance coverage.

Our business operations entail a number of risks including property damage, business interruption and liability coverage. We maintain insurance for certain of these risks including property insurance, worker’s compensation insurance, general liability and other insurance. Although we believe our insurance coverage is adequate for our current operations, there is no guarantee that such insurance will be available on a cost-effective basis in the future. In addition, although our insurance is designed to protect us against losses attributable to certain events, coverage may not be adequate to cover all such losses.

The loss of our largest customer, Cargill, Incorporated, could result in lower revenues or higher expenses.

We have a five-year lease agreement and a five-year marketing agreement with Cargill, Incorporated, relating to Cargill’s Maumee and Toledo, Ohio grain handling and storage facilities. The lease agreement covers 10%, or approximately 8.5 million bushels, of our total storage space and the marketing agreement covers four of our facilities. Grain sales to Cargill totaled $132.0 million in 2005, and included grain covered by the marketing agreement as well as grain sold to Cargill via normal forward sales from locations not covered by the marketing agreement. Both agreements were renewed with amendments in 2003 for an additional five years. If the agreements are terminated or are not renewed and Cargill ceases to purchase grain from us, our revenues could decline, which could cause our business, financial condition and operating results to suffer.

Risks Relating to this Offering

Volatility of our stock price could adversely affect our shareholders.

The market price of our common stock could fluctuate significantly as a result of numerous factors, some of which include:

•	quarterly variations in our operating results;

•	general conditions in the ethanol or general agricultural industry;

•	changes in the supply and demand of our raw materials;

•	interest rate changes or changes in our hedging strategies;

•	changes in governmental laws and regulations affecting our businesses;

•	changes in the market’s expectations about our operating results;

•	changes in the financial estimates and recommendations by securities analysts concerning our company or the agricultural industry in general;

•	failure of our operating results in meeting the expectations of securities analysts or investors in a particular period;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends in our markets;

•	material announcements by our competitors, manufacturers or suppliers;

•	sales of substantial amounts of our common stock by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, natural disasters and war or terrorism.

Any of the factors listed above could cause fluctuations in the price of our common stock, and our common stock may trade at prices significantly below the offering price. As a result, you could lose part or all of your investment in our common stock.

You may not receive the level of dividends historically paid by us or any dividends at all.

We are not obligated to pay dividends. Dividend payments are not guaranteed and are within the absolute discretion of our board of directors. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, working capital requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant.

We might not generate sufficient cash from operations in the future to pay dividends on our common stock in the intended amounts or at all. Our board of directors may decide not to pay dividends at any time and for any reason. Our dividend practice is based upon our directors’ current assessment of our business and the environment in which we operate, and that assessment could change based on competitive developments (which could, for example, increase our need for capital expenditures), new growth opportunities or other factors. If our cash flows from operations for future periods were to fall below our minimum expectations, we would need to either reduce or eliminate dividends or fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. Our board of directors may, in its sole discretion, cease payment of dividends at any time and could do so, for example, if it were to determine that we had insufficient cash to take advantage of growth opportunities. See “Price Range of our Common Stock and Dividends.” The reduction or elimination of dividends may negatively affect the market price of our common stock.

We will require a significant amount of cash, which may not be available to us, to service our debt, pay dividends and fund our other liquidity needs.

Our ability to make payments on, or to refinance or repay, our debt, fund planned capital expenditures, pay dividends on our common stock and expand our business will depend largely upon our future operating performance. Our future operating performance is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. Our business may not generate enough cash flow, or future borrowings may not be available to us under our senior credit facilities or otherwise, in an amount sufficient to enable us to pay our debt, pay dividends or fund our other liquidity needs. If we are unable to generate sufficient cash to service our debt requirements, we will be required to refinance our senior credit facilities. We may not be able to refinance any of our debt, including the senior credit facilities, under such circumstances, on commercially reasonable terms or at all. If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, including sales of certain assets to meet our debt service requirements, sales of equity and negotiations with our lenders to restructure the applicable debt.

Our senior credit facilities could restrict our ability to do some of these things. If we are forced to pursue any of the above options under distressed conditions, our business and/or the value of our common stock could be adversely affected.

Provisions in our charter documents could discourage potential acquisition proposals, could delay, deter or prevent a change in control and could limit the price certain investors might be willing to pay for our stock.

Certain provisions of our articles of incorporation and code of regulations may inhibit changes in control of our company not approved by our board of directors or changes in the composition of our board of directors, which could result in the entrenchment of current management. These provisions include:

•	a prohibition on shareholder action through written consents;

•	a requirement that special meetings of shareholders be called only by the board of directors;

•	advance notice requirements for shareholder proposals and director nominations;

•	limitations on the ability of shareholders to amend, alter or repeal the code of regulations; and

•	the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine and additional shares of our common stock.

These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

FORWARD–LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You are urged to carefully consider these risks and factors, including those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made, and we undertake no ongoing obligation, other than any imposed by law, to update these statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Forward-looking statements include, but are not limited to, the following:

•	the statements in “Prospectus Summary — The Offering” and “Price Range of our Common Stock and Dividends” about our intention to pay dividends;

•	the statements in “Prospectus Summary — The Offering” and “Use of Proceeds” about the intended use of our proceeds from this offering;

•	the statements in “Risk Factors” concerning, among other things, the competition in our industry; changes in the supply and demand of ethanol; changes in the supply and demand of commodities; changes in government or trade association regulation; our environmental liability exposure; our dependence on certain suppliers for raw materials; the effect of our inventory levels; changes in the spread between ethanol and corn prices; our investments in the ethanol business; our investments in joint ventures; unique risks associated with the railroad industry; our limited production and storage facilities; safety risks; our ability to assess our customers’ credit worthiness; our ability to attract and retain key personnel; our ability to maintain an effective system of internal control over financial reporting; our susceptibility to changes in accounting policies; general and political factors outside of our control; our ability to maintain adequate insurance; our ability to maintain large customers; our ability to pay dividends; and our indebtedness; and

•	all of the statements in “Prospectus Summary — Our Business Strategy,” “Business — Our Business Strategy” and related summaries about our plans, goals, intentions, expectations and beliefs, including those concerning the ethanol industry, our customers and distribution channels, product offerings and cost structure.

All forward-looking statements in this prospectus are made as of the date hereof, based on information available to us as of the date hereof, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus. We assume no obligation to update any forward-looking statement.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $      million, after deducting underwriting discounts, commissions and other offering-related expenses, at an assumed offering price of $      per share. A $1.00 increase (decrease) in the assumed public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million (assuming the number of shares set forth on the cover of this preliminary prospectus remains the same). We intend to use the net proceeds from this offering for investments in the ethanol industry, including additional ethanol plants, investments in additional railcar assets and for general corporate purposes. We retain broad discretion in the allocation and use of such proceeds, since the amounts that we actually expend for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from our operations. Pending the uses of proceeds described herein, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We will not receive any of the proceeds from the sale of common stock by the selling shareholders in this offering.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

Our common stock is quoted on the Nasdaq Global Market under the symbol “ANDE.” The following table sets forth, for the periods indicated, the high and low sale price for shares of our common stock as reported on the Nasdaq Global Market and the cash dividends declared per share of our common stock, in each case after giving effect to our two-for-one stock split which occurred on June 28, 2006.

	High	Low	Dividend

Fiscal Year 2004
First Quarter Ended March 31	$10.00	$7.75	$0.0375
Second Quarter Ended June 30	9.88	8.04	0.0375
Third Quarter Ended September 30	10.65	8.23	0.0400
Fourth Quarter Ended December 31	13.15	10.01	0.0400
Fiscal Year 2005
First Quarter Ended March 31	$16.66	$11.57	$0.0400
Second Quarter Ended June 30	18.30	13.22	0.0425
Third Quarter Ended September 30	21.17	13.75	0.0425
Fourth Quarter Ended December 31	22.41	13.25	0.0425
Fiscal Year 2006
First Quarter Ended March 31	$40.83	$21.11	$0.0450

On June 28, 2006, the last reported sale price of our common stock on the Nasdaq Global Market was $41.33 per share. As of June 28, 2006, there were 742 holders of record of our common stock.

On May 12, 2006, our board of directors approved a two-for-one stock split. In addition, our board of directors approved a cash dividend of $0.045 per common share to shareholders of record on July 3, 2006, payable on July 24, 2006. This will be our 39th consecutive quarterly cash dividend since the listing of our common stock on Nasdaq on February 20, 1996.

We intend to pay quarterly dividends in the future, however, our historical dividend practice could be modified or revoked at any time in the absolute discretion of our board of directors, depending on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as the board of directors may deem relevant. In addition, our current loan agreements restrict the payment of annual dividends to amounts specified in such agreements.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of March 31, 2006:

•	on an actual basis; and

•	on an as adjusted basis, to reflect the receipt by us of the estimated net proceeds from this offering of approximately $ million, after deducting underwriting discounts, commissions and other offering-related expenses payable by us, assuming no exercise of the underwriters’ over-allotment option.

This capitalization table should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of March 31, 2006
	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$15,821	$

Long-term debt:
Long-term debt-non-recourse, less current maturities	86,269
Long-term debt, less current maturities	77,217

Total long-term debt	163,486
Shareholders’ equity:
Common shares, without par value; 25,000 shares authorized; 16,860 and 18,860 shares issued actual and as adjusted, respectively	84
Additional paid-in capital	72,597
Treasury shares (1,658 shares; at cost)	(14,534)
Accumulated other comprehensive loss	(311)
Retained earnings	105,737

Total shareholders’ equity	163,573

Total capitalization	$327,059	$

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The table below sets forth selected historical consolidated financial data for the periods presented. We have prepared this information using our consolidated financial statements for the five fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005, and for the three months ended March 31, 2005 and March 31, 2006. The financial statements for the three most recent fiscal years identified above are included in this prospectus and have been audited by PricewaterhouseCoopers LLP, independent accountants. The financial statements for the fiscal years ended December 31, 2001 and 2002 are not included in this prospectus but have been audited by PricewaterhouseCoopers LLP, independent accountants. The financial statements for the three months ended March 31, 2005 and March 31, 2006 have not been audited, but we believe our unaudited statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for these periods, and in the opinion of management, have been prepared on the same basis as the audited financial statements.

The summary historical consolidated financial and operating information may not be indicative of our results of future operations and should be read in conjunction with the discussion under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
	(Dollars in thousands, except per share data)

Statement of Operations Data:
Sales and merchandising revenues	$976,033	$1,070,266	$1,239,005	$1,266,932	$1,296,652	$258,656	$280,658
Cost of sales and merchandising revenues	815,282	907,165	1,074,911	1,077,833	1,098,506	218,697	239,173

Gross profit	160,751	163,101	164,094	189,099	198,146	39,959	41,485
Operating, administrative and general expenses	141,091	141,028	143,129	154,895	153,759	36,901	37,906
Interest expense	11,570	9,812	8,048	10,545	12,079	2,950	4,194
Other income/gains:(1)
Other income	3,846	3,728	4,701	4,973	4,683	1,079	3,059
Equity in earnings of affiliates	(5)	13	347	1,471	2,321	446	3,553

Income before income taxes	11,931	16,002	17,965	30,103	39,312	1,633	5,997
Income tax provision	2,889	5,238	6,264	10,959	13,225	599	2,162
Cumulative effect of a change in accounting principle(2)	(185)	3,480	—	—	—	—	—

Net income	$8,857	$14,244	$11,701	$19,144	$26,087	$1,034	$3,835

Per common share:
Basic earnings	$0.61	$0.98	$0.82	$1.32	$1.76	$0.07	$0.26
Diluted earnings	$0.61	$0.96	$0.80	$1.28	$1.70	$0.07	$0.25
Dividends paid	$0.13	$0.13	$0.14	$0.1525	$0.165	$0.04	$0.045
Weighted average shares outstanding — Basic	14,562	14,566	14,282	14,492	14,842	14,746	15,090
Weighted average shares outstanding — Diluted	14,632	14,858	14,680	14,996	15,410	15,286	15,638

						Three Months Ended
	Year Ended December 31,					March 31,
	2001	2002	2003	2004	2005	2005	2006
	(Dollars in thousands)

Sales and merchandising revenues:
Grain & Ethanol Group	$471,625	$577,685	$696,615	$664,565	$627,958	$120,937	$128,625
Rail Group	31,061	18,747	35,200	59,283	92,009	17,705	34,383
Plant Nutrient Group	182,571	178,322	194,600	236,574	271,371	44,071	46,033
Turf & Specialty Group	112,827	114,315	134,017	127,814	122,561	40,891	39,505
Retail Group	177,949	181,197	178,573	178,696	182,753	35,052	32,112

Total	$976,033	$1,070,266	$1,239,005	$1,266,932	$1,296,652	$258,656	$280,658
Gross Profit:
Grain & Ethanol Group	$52,029	$47,348	$41,783	$52,680	$50,159	$10,199	$6,945
Rail Group	7,267	8,718	13,626	28,793	43,281	8,515	14,092
Plant Nutrient Group	33,363	33,284	34,923	34,692	32,774	5,582	4,133
Turf & Specialty Group	20,337	22,876	23,367	21,503	18,888	5,858	6,635
Retail Group	47,755	50,875	50,395	51,431	53,044	9,805	9,680

Total	$160,751	$163,101	$164,094	$189,099	$198,146	$39,959	$41,485
Income (loss) before income taxes:
Grain & Ethanol Group	$14,460	$9,627	$6,018	$14,174	$12,623	$1,738	$1,780
Rail Group	(349)	1,563	4,062	10,986	22,822	3,640	6,218
Plant Nutrient Group	5,305	5,527	7,850	7,128	10,351	(787)	(1,235)
Turf & Specialty Group	(7,654)	(1,322)	1,022	(144)	(3,044)	1,077	2,149
Retail Group	1,868	4,003	3,413	2,108	2,921	(2,098)	(2,441)
Other	(1,699)	(3,396)	(4,400)	(4,149)	(6,361)	(1,937)	(474)

Total	$11,931	$16,002	$17,965	$30,103	$39,312	$1,633	$5,997

						Three Months Ended
	Year Ended December 31,					March 31,
	2001	2002	2003	2004	2005	2005	2006
	(Dollars in thousands)

Other Financial Data:
Depreciation and amortization	$14,264	$14,314	$15,139	$21,435	$22,888	$5,490	$6,047
Cash invested in acquisitions/investments in affiliates	—	—	1,182	85,753	16,005	1,895	22,852
Investments in property, plant and equipment	9,155	9,834	11,749	13,201	11,927	1,896	2,495
Net investment in (sale of) railcars(3)	6,414	(7,782)	3,788	(90)	29,810	12,008	(1,051)
Interest expense	11,570	9,812	8,048	10,545	12,079	2,950	4,194
EBITDA(4)	37,765	40,128	41,152	62,083	74,279	10,073	16,238

	As of December 31,					As of March 31,
	2001	2002	2003	2004	2005	2005	2006
	(Dollars in thousands)

Balance Sheet Data:
Cash and cash equivalents	$5,697	$6,095	$6,444	$8,439	$13,876	$6,138	$15,821
Total assets	458,718	469,780	493,292	573,598	634,144	625,830	700,667
Long-term debt(5)	91,316	84,272	82,127	89,803	79,329	89,151	77,217
Long-term debt, non-recourse(5)	—	—	—	64,343	88,714	61,465	86,269
Total shareholders’ equity	94,934	105,765	115,791	133,876	158,833	134,755	163,573
Working capital(6)	73,608	80,044	86,871	102,170	96,219	92,525	72,312

(1)	Includes gains of $0.3 million in each of 2002 and 2001 for insurance settlements received.

(2)	FAS 133 (2001) and EITF D-96 (2002).

(3)	Represents net purchases of railcars offset by proceeds on sales of railcars. In 2002 and 2004, proceeds exceeded purchases. In 2004, cars acquired as described in Note 3 to the audited consolidated financial statements included elsewhere in this prospectus have been excluded from this number.

(4)	Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a non-GAAP measure. We believe that EBITDA provides additional information for investors and others in determining our ability to meet debt service obligations. EBITDA does not represent and should be not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient to meet cash requirements. Because EBITDA, as determined by us, excludes some, but not all, items that affect net income, it may not be comparable to EBITDA or similarly titled measures used by other companies.

The following table sets forth our calculation of EBITDA and provides a reconciliation to net cash provided by/(used in) operations:

						Three Months
	Year Ended December 31,					Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
	(Dollars in thousands)

Income before cumulative change in accounting principal	$9,042	$10,764	$11,701	$19,144	$26,087	$1,034	$3,835
Add:
Income tax provision	2,889	5,238	6,264	10,959	13,225	599	2,162
Interest expense	11,570	9,812	8,048	10,545	12,079	2,950	4,194
Depreciation and amortization	14,264	14,314	15,139	21,435	22,888	5,490	6,047

EBITDA	$37,765	$40,128	$41,152	$62,083	$74,279	$10,073	$16,238

Add/(subtract):
Income tax provision	(2,889)	(5,238)	(6,264)	(10,959)	(13,225)	(599)	(2,162)
Interest expense	(11,570)	(9,812)	(8,048)	(10,545)	(12,079)	(2,950)	(4,194)
Gain on insurance settlements	(338)	(302)	—	—	—	—	—
(Gain) loss on disposal of property, plant and equipment	(336)	(406)	(273)	(431)	540	(11)	(45)
Realized and unrealized gains (losses) on railcars and related leases	1,172	(179)	(2,146)	(3,127)	(7,682)	(473)	(2,759)
Deferred income taxes	(539)	1,432	382	3,184	1,964	(447)	(370)
Excess tax benefit from share-based payment arrangement	—	—	—	—	—	—	(2,199)
Changes in working capital, unremitted earnings of affiliates and other	(29,373)	(2,374)	19,290	22,287	(5,917)	(86,919)	(88,919)

Net cash provided by/(used in) operations	$(6,108)	$23,249	$44,093	$62,492	$37,880	$(81,326)	$(84,410)

(5)	Excludes current portion of long-term debt.

(6)	Working capital is defined as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The statements in this discussion regarding industry outlook, our expectations regarding the future performance of our business and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors.” See “Forward-Looking Statements” for more information. You should read the following discussion together with our consolidated financial statements and related notes thereto included elsewhere or incorporated by reference in this prospectus.

Overview

We are an entrepreneurial, customer focused company with diversified interests in the agriculture and transportation markets. Since our founding in 1947, we have developed specific core competencies in risk management, bulk handling, transportation and logistics and an understanding of commodity markets. We have leveraged these competencies to diversify our operations into other complementary markets, including ethanol, railcar leasing, plant nutrients, turf products and general merchandise retailing. For the year ended December 31, 2005, our sales and merchandising revenues were $1,296.7 million, our operating income was $39.3 million and our EBITDA was $74.3 million, which represented increases over 2004 levels of 2%, 31% and 20%, respectively. For the three months ended March 31, 2006, our sales and merchandising revenues were $280.7 million, our operating income was $6.0 million and our EBITDA was $16.2 million, which represented increases over 2005 levels of 9%, 267% and 61%, respectively.

We operate our business in five segments: the Grain & Ethanol Group, the Rail Group, the Plant Nutrient Group, the Turf & Specialty Group and the Retail Group. Included below in “Other” are the corporate level amounts that are not attributable to an operating group and other amounts that are attributable to the sale of excess real estate.

The Grain & Ethanol Group

Our Grain & Ethanol Group operates grain elevators in Ohio, Michigan, Indiana and Illinois, which have 81 million bushels of capacity and shipped approximately 167 million bushels of grain in 2005. In addition to storage and merchandising, we perform grain trading, risk management and other services for our customers. We are also the developer and largest investor in two ethanol facilities currently under construction in Indiana and Michigan. In addition to our equity investment, we provide management, grain origination, risk management and other services to these joint ventures for which we are paid annual service fees. We are also an investor in a third ethanol facility located in Indiana for which we also provide grain origination services. For the year ended December 31, 2005 and the three months ended March 31, 2006, our Grain & Ethanol Group represented 48% and 46% of our sales and merchandising revenues, respectively, and 32% and 30% of our operating income, respectively.

We intend to continue building our trading operations, increasing our investments and service offerings to the ethanol industry and growing our traditional grain business. Our investment in Lansing increases our trading capabilities, including ethanol, and extends our reach into the western corn belt. We anticipate making additional investments in large scale ethanol plants through joint venture agreements and providing origination, management, logistics, merchandising and other services to the facilities. We believe efficiently using capital in this manner will extend our geographic reach and availability of ethanol as well as leverage our core competencies in the growing ethanol industry.

The Rail Group

With over 19,000 railcars, we own one of the largest diversified, private fleets (exclusive of railroads) in the U.S. Our Rail Group provides leasing, repair and management services as well as periodically sells cars from the fleet. We also operate a leading refurbishment business that extends the life and uses of railcars and a custom component manufacturing business. For the year ended December 31, 2005 and the three months ended March 31, 2006, our Rail Group represented 7% and 12% of our sales and merchandising revenues, respectively, and 58% and 104% of our operating income, respectively.

We intend to grow our fleet of rail cars and locomotives through targeted portfolio acquisitions and open market purchases. We also plan to expand our repair and refurbishment operations by adding fixed and mobile facilities. Our growing operations in the rail industry positions us to take advantage of a favorable pricing environment and the increasing need for transportation.

The Plant Nutrient Group

We are a significant plant nutrient distributor in North America with 1.5 million tons of shipments in 2005 and 600,000 tons of storage capacity. We operate 12 distribution centers and 7 farm centers serving approximately 600 wholesale and 3,500 farm center customers. For the year ended December 31, 2005 and the three months ended March 31, 2006, our Plant Nutrient Group represented 21% and 17% of our sales and merchandising revenues, respectively, and 26% and (21)% of our operating income, respectively.

We intend to transition our offering to more premium products from commodity products and services. For example, we are currently exploring an expansion in our Plant Nutrient Group’s product offerings by selling reagents for air pollution control technologies used in coal-fired power plants and marketing the resulting byproducts that can be used as plant nutrients. Focusing on higher value added products and services and improving our sourcing of raw materials will leverage our infrastructure.

The Turf & Specialty Group

Our Turf & Specialty Group produces granular fertilizer products for the professional lawn care and golf course markets. We also produce private label fertilizer and corncob based animal bedding and cat litter for the consumer markets. For the year ended December 31, 2005 and the three months ended March 31, 2006, our Turf & Specialty Group represented 10% and 14% of our sales and merchandising revenues, respectively, and (8)% and 36% of our operating income, respectively.

We intend to focus on leveraging our leading position in the golf fertilizer market and our research and development capabilities to develop higher value, proprietary products. For example, we have recently developed a patented premium dispersible golf course fertilizer and a patented corncob-based cat litter that will be sold through a major national brand. We also plan to continue to improve our cost structure and asset utilization.

The Retail Group

We operate six large format stores in Ohio that feature More for Your Home®. Our stores focus on providing significant product breadth with offerings in hardware, plumbing, electrical, building supplies and other housewares as well as specialty foods and indoor and outdoor garden centers. The majority of our non-perishable goods are received at our 245,000 square foot distribution center in Maumee, Ohio. For the year ended December 31, 2005 and the three months ended March 31, 2006, our Retail Group represented 14% and 11% of our sales and merchandising revenues, respectively, and 7% and (41)% of our operating income, respectively.

We intend to continue to refine our More for Your Home® concept and focus on expense control and customer service. We also plan to expand our offering of specialty foods, wine and produce.

Results of Operations

The following tables highlight sales and merchandising revenues, gross profit and operating income by segment. In the first quarter of 2006, we re-aligned our business segments by separating the business segment that we had previously referred to as the “Agriculture Group” into two distinct segments: the “Grain & Ethanol Group” and the “Plant Nutrient Group.” The decision to change our Agriculture segment was made in order to provide more meaningful information, as the Grain & Ethanol Group is redeploying certain of its assets into supporting the ethanol market. All prior periods have been restated for this change in reporting and the updated presentation is consistent with the reporting to management during the first quarter of 2006. Additional segment information is included in Note 14 to our consolidated financial statements contained elsewhere in this prospectus.

				Three Months Ended
	Year Ended December 31,			March 31,
	2003	2004	2005	2005	2006
	(Dollars in thousands)

Sales and merchandising revenues:
Grain & Ethanol Group	$696,615	$664,565	$627,958	$120,937	$128,625
Rail Group	35,200	59,283	92,009	17,705	34,383
Plant Nutrient Group	194,600	236,574	271,371	44,071	46,033
Turf & Specialty Group	134,017	127,814	122,561	40,891	39,505
Retail Group	178,573	178,696	182,753	35,052	32,112

Total	$1,239,005	$1,266,932	$1,296,652	$258,656	$280,658

				Three Months Ended
	Year Ended December 31,			March 31,
	2003	2004	2005	2005	2006
		(Dollars in thousands)

Gross profit:
Grain & Ethanol Group	$41,783	$52,680	$50,159	$10,199	$6,945
Rail Group	13,626	28,793	43,281	8,515	14,092
Plant Nutrient Group	34,923	34,692	32,774	5,582	4,133
Turf & Specialty Group	23,367	21,503	18,888	5,858	6,635
Retail Group	50,395	51,431	53,044	9,805	9,680

Total	$164,094	$189,099	$198,146	$39,959	$41,485

				Three Months Ended
	Year Ended December 31,			March 31,
	2003	2004	2005	2005	2006
		(Dollars in thousands)

Income (loss) before income taxes:
Grain & Ethanol Group	$6,018	$14,174	$12,623	$1,738	$1,780
Rail Group	4,062	10,986	22,822	3,640	6,218
Plant Nutrient Group	7,850	7,128	10,351	(787)	(1,235)
Turf & Specialty Group	1,022	(144)	(3,044)	1,077	2,149
Retail Group	3,413	2,108	2,921	(2,098)	(2,441)
Other	(4,400)	(4,149)	(6,361)	(1,937)	(474)

Total	$17,965	$30,103	$39,312	$1,633	$5,997

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Sales and merchandising revenues

Sales and merchandising revenues for the three months ended March 31, 2006 totaled $280.7 million, an increase of $22.0 million, or 8.5%, from the three months ended March 31, 2005.

Grain & Ethanol Group.  In the first quarter of 2006, sales in the Grain & Ethanol Group were up $11.8 million, or 10%, over the prior year period due entirely to an increase in volume. The 2004 record corn crop is being followed by, what appears at this time, to be the second largest corn crop on record. This expectation has continued to hold down prices. In the first quarter of 2006, merchandising revenues were down $4.1 million, or 63%, over the prior year period due to a $5.3 million decrease in grain space income partially offset by management fees earned of $0.4 million from contracts with our two ethanol equity method investees as well as $0.8 million in other merchandising revenues. Space income is earned on grain held for our account or for our customers and includes storage fees earned and appreciation in the value of grain owned. We anticipate that some or all of this space income decrease will be recovered in the second quarter of 2006. A majority of this space income decrease has resulted from inventory of wheat that we hold in our Toledo area grain elevators. Toledo is one of a limited number of designated delivery locations for the fulfillment of Chicago Board of Trade, or “CBOT,” futures contracts for soft red wheat and physical demand for this specific commodity has been soft for some time, despite strong demand and price increases in the wheat futures market. Our decline in space income results from the economics of soft demand for and high supply of the physical commodity — all impacting the basis component of grain price. Grain inventories on hand at March 31, 2006 were 58.4 million bushels, of which 11.8 million bushels were stored for others. This compares to 63.1 million bushels on hand at March 31, 2005, of which 10.4 million bushels were stored for others. Wheat held in inventory was 19.8 million and 18.3 million bushels at March 31, 2006 and 2005, respectively. Crop conditions at June 30, 2006 are the same or slightly better than last year with all planting complete in the four states in which we source grain. The wheat harvest begins in these same states in late June.

We have continued, and are continuing, repair of the grain storage and loading facility located on the Maumee River in Toledo, Ohio that was damaged on July 1, 2005. Although leased, we insured the facility for full replacement cost under the terms of the lease agreement. Until this facility is fully operational, we anticipate some logistical challenges due to the reduction in capacity, the inability to segregate grains to facilities and the loss of the use of a grain dryer and boat-loading facility. Claims for business interruption, including inventory loss, are in process.

With our significant investments in ethanol production facilities and the commitment to convert two of the existing grain elevator locations to service ethanol plants under construction, our Grain & Ethanol Group is expected to continue to grow. Ethanol industry growth could impact us in a variety of ways. In certain situations, construction of unrelated ethanol production facilities could negatively impact existing grain elevators buying corn for more traditional uses. However, growth of ethanol is expected to increase demand for corn as well. Opportunities exist for us to leverage our grain origination services, DDGS and ethanol marketing services and commodity risk management services to our own and other ethanol production facilities. We continue to evaluate additional opportunities to move into the ethanol industry through investments in stand-alone facilities or contracts to provide services to new or existing facilities. Four of the limited liability companies in which we hold investments also participate and/or are expected to participate in the ethanol industry either through commodity trading or production. Increased demand for corn could be positive for our Plant Nutrient Group as corn requires more nutrients (as opposed to other crops) that are supplied by this segment. Finally, ethanol transportation requirements could benefit our Rail Group.

Rail Group.  In the first quarter of 2006, the Rail Group had a $16.7 million, or 94%, increase in revenues over the prior year period. The increase is due to a $9.5 million increase in car sales, a $4.3 million increase in leasing revenue in our lease fleet and a $2.9 million increase in revenue from our railcar repair and fabrication shops. Included in the $9.5 million of car sales are $0.9 million of revenue on cars at the end of their useful lives sold for scrap. A significant component of the railcar repair shop increase related to activity in the repair shop opened in Mississippi in the third quarter of 2005 and relates primarily to repairing cars damaged by Hurricane Katrina. Finally, our purchase of additional product lines in the third quarter of 2005 added some additional revenues. Railcars under management (owned, leased or managed for financial institutions in non-recourse arrangements) at

March 31, 2006 were 19,185 compared to 16,106 at March 31, 2005. The railcar utilization rate (railcars under management in lease service, exclusive of railcars managed for third party investors) increased from 93% at March 31, 2005 to 95% at March 31, 2006.

Plant Nutrient Group.  In the first quarter of 2006, sales in our Plant Nutrient Group were up $2.0 million, or 5% over the prior year period, due to a 12% increase in the average price per ton sold partially offset by a 7% decrease in volume. Much of the price increase relates to escalation in prices of the basic raw materials, primarily nitrogen, phosphates and potassium. Generally, these increases can be passed through to customers although price increases may also reduce demand at the producer level. Merchandising revenues decreased $0.1 million, or 12%, from the first quarter of 2005 due to decreases in storage income. Planting of corn and soybeans is nearly complete in the four states we serve.

Turf & Specialty Group.  In the first quarter of 2006, the Turf & Specialty Group had a $1.4 million, or 3%, decrease in sales and merchandising revenues over the prior year period resulting from decreased sales of $7.8 million in the Group’s consumer and industrial lawn business partially offset by a $6.3 million or 43% increase in sales in the Group’s professional lawn business. The decrease in the consumer and industrial lawn business was a direct result of a 34% decrease in volume. The decrease in volume is a result of the restructuring plan that was announced in the third quarter of 2005. The increase in the professional lawn business was a result of a 42% increase in volume. The cob-based business realized a sales increase of $0.1 million or 4% due to a 24% increase in the average price per ton sold partially offset by a 16% decrease in volume.

Retail Group.  In the first quarter of 2006, the Retail Group had a $2.9 million, or 8%, decrease in same-store sales over the prior year period with decreases experienced in each of the Group’s market areas. The average sale per customer decreased approximately 6% and customer counts were down 3%. Sales for the Easter holiday occurred in the first quarter in 2005 and second quarter in 2006. Typically, the retail stores see a large spike in revenues before this holiday.

Gross profit

Gross profit for the first quarter of 2006 totaled $41.5 million, an increase of $1.5 million, or less than 4%, from the first quarter of 2005. Gross profit in the Grain & Ethanol Group was down $3.3 million, resulting primarily from the decrease in merchandising revenues and specifically space income mentioned previously. Gross profit in the Rail Group increased $5.6 million, or 65%. Lease fleet income increased by $1.5 million and income generated from car sales increased $2.5 million. The railcar repair and fabrication shops realized an increase in gross profit of $1.6 million, primarily due to the additional work in the Mississippi railcar repair shop as a result of Hurricane Katrina and the product lines added in the third quarter of 2005.

Gross profit in the Plant Nutrient Group decreased $1.4 million or 26% resulting primarily from improvements to the absorption costing of wholesale fertilizer tons manufactured and warehoused in the second quarter of 2005. This change resulted in a reclassification of approximately $1.8 million from operating, administrative and general expenses to cost of sales. Gross profit for the Turf & Specialty Group increased $0.7 million, or 13%, due to increased volumes in the professional lawn business and increased margins in the cob businesses. Gross profit in the consumer and industrial business was down 14% due to lower volumes. The 2005 restructuring of this Group is resulting in a shift in product mix to higher margin, value-added product lines from commodity or contract manufacturing resulting in more gross profit on lower revenues. Gross profit in the Retail Group decreased $0.1 million, or 1%, from the first quarter of 2005. In spite of lower sales, favorable first quarter inventory results limited the gross profit reduction.

Operating, administrative and general expenses

Operating, administrative and general expenses for the first quarter of 2006 totaled $37.9 million, a $1.0 million, or 3%, increase from the first quarter of 2005. Employee costs were up $0.2 million and include $0.3 million increase for stock compensation recognized in accordance with SFAS 123(R), a $0.8 million increase in cash incentive plan accrual due to increased earnings and a reduction in benefits expense for the one time 2005 correction. Insurance expense increased by $0.2 million. Approximately $1.8 million of additional product related costs were reclassified to cost of sales for certain Plant Nutrient Group products. The remaining increases were spread across a variety of lines and generally reflect business growth.

Interest expense

Interest expense for the first quarter of 2006 was $4.2 million, a $1.2 million, or 42%, increase from 2005. The majority of the increase was due to increased short term interest expense. Average 2006 daily short-term borrowings were significantly higher in the first quarter of 2006 compared to the first quarter of 2005 going from $71.4 million to $103.0 million. The average daily short-term interest rate increased 2.0% to 5.05%. Long-term interest increased slightly.

Equity in earnings of unconsolidated subsidiaries and other income

We received $3.0 million from TACE for services provided relating to the formation of this entity of which $1.9 million was recognized in other income for the first quarter of 2006. Additionally, our share of earnings in our equity investees increased from $0.4 million in the first quarter of 2005 to $3.6 million in the first quarter of 2006. Nearly all of this income was recognized from our investment in Lansing. All of this income was included in the Grain & Ethanol Group and caused income to remain flat in that group despite the decrease in gross profit as noted previously.

Pretax income; Income tax expense

As a result of the above, the pretax income of $6.0 million for the first quarter of 2006 was $4.4 million higher than pretax income of $1.6 million recognized in the first quarter of 2005. Income tax expense of $2.2 million was provided at 36.0%. We anticipate that our 2006 effective annual tax rate will be 36.0%. In the first quarter of 2005, income tax expense of $0.6 million was provided at 36.7%. Our actual 2005 effective tax rate was 33.6% after a one-time adjustment of $0.6 million for a change in legislation relating to the State of Ohio franchise tax law.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Sales and merchandising revenues

Sales and merchandising revenues for 2005 totaled $1.3 billion, an increase of $29.7 million, or 2%, from 2004.

Grain & Ethanol Group.  Sales in the Grain & Ethanol Group for 2005 decreased $41.0 million from 2004 resulting from a 12% decrease in the average price of bushels sold partially offset by a 6% volume increase. The largest decrease in average price per bushel sold was a decrease in corn of 20%. Revenues in the grain businesses are significantly impacted by the market price of the commodities being sold. Merchandising revenues for 2005 in the Grain & Ethanol Group increased $4.4 million, or 18%, from 2004 due primarily to increased space income (before interest charges). Space income is income earned on grain held for our account or for our customers and includes storage fees earned and appreciation or depreciation in the value of grain owned. Grain on hand at December 31, 2005 was 63.8 million bushels, of which 16.9 million bushels were stored for others. This compares to 67.1 million bushels on hand at December 31, 2004, of which 14.5 million bushels were stored for others. The 2005 harvest results were weaker than 2004 in our market area for all three primary grains handled — corn, soybeans and wheat. Although weaker, the 2005 harvest was better than originally anticipated. Corn production in 2005 in Ohio, Indiana, Illinois and Michigan decreased from 2004 production by 11%, soybean production decreased by 7% and wheat production decreased by 10%. Illinois crops were the hardest hit in the region by dry weather and consequently experienced the largest reduction.

In July 2005, we invested approximately $13.1 million for a 44% interest in TAAE, which began construction of a 55 million gallon-per-year ethanol production facility adjacent to our Albion, Michigan grain facility. We are under contract to lease the grain elevator facility to TAAE upon completion, operate the ethanol facility under a management contract and provide origination, marketing and risk management services also under contracts with TAAE. We also invested $2.0 million in 2005 for a 7.9% interest in another limited liability company constructing an ethanol plant in Rensselaer, Indiana.

Rail Group.  Sales in the Rail Group for 2005 increased $32.7 million, or 55% from 2004. Lease fleet income increased $19.0 million or 42% when compared with 2004. The lease fleet revenue increase is a direct result of increased cars in lease service along with continued increases in lease rates. Sales of railcars and related leases increased $9.0 million or 104%. Sales transacted in the fourth quarter accounted for 69% of total 2005 sales. One of these sales, amounting to $5.7 million, occurred when one of our lessees negotiated the outright purchase of railcars under lease. The remainder of the increase in the Rail Group resulted from a $4.7 million or 88% increase in revenue in the repair and fabrication shops due to both growth in railcar repair and new product lines added in the beginning of July 2005. Railcars under management at December 31, 2005 were 19,363 compared to 14,649 under management at December 31, 2004. Locomotives under management were 96 at December 31, 2005 and 118 at December 31, 2004. The railcar utilization (railcars in lease service) rate was 94% at December 31, 2005 and 92% at December 31, 2004. Demand for railcars continued to strengthen in 2005. Continual lease renewals for higher monthly rates and longer terms puts this segment in a good position for continued growth.

Plant Nutrient Group.  Sales in our Plant Nutrient Group for 2005 were up $35.3 million, or 15%, from 2004 due to an 18% increase in the average price per ton sold partially offset by a 3% decrease in volume. Much of the price increase relates to escalation in prices of the basic raw materials, primarily phosphates, potassium and nitrogen. Generally, these increases can be passed through to customers although a price increase may also reduce consumer demand at the producer level. As in the grain business, revenues in the fertilizer business are significantly impacted by the price of the commodities being sold.

Turf & Specialty Group.  Sales and merchandising revenues in the Turf & Specialty Group for 2005 decreased $5.3 million, or 4% from 2004, resulting primarily from an overall 10% decrease in volume partially offset by a 7% increase in the average price per ton sold. In the professional lawn business, serving the golf course and lawn care operator markets, sales increased $1.4 million or 3% due primarily to a 12% increase in the average price per ton sold partially offset by a 9% decrease in volume. In the consumer and industrial lawn businesses, where we announced some customer rationalization in the third quarter of 2005, volume was down 16% and sales down 13%. This industry continues to operate with excess manufacturing capacity. In response to this, as mentioned previously, we announced a restructuring of our Turf & Specialty Group in the third quarter of 2005. The Turf & Specialty Group has re-focused on the professional lawn market and on areas where value can be added in the consumer and industrial markets. The cob business, a much smaller component of the Turf & Specialty Group, had a 15% increase in sales due both to a 5% increase in volume and a 9% increase in the average price per ton sold.

Retail Group.  Same-store sales and revenues in the Retail Group increased slightly in 2005 as compared to 2004 with increases experienced in each of the Retail Groups six retail stores. In 2005, the Retail Group’s fiscal year ended on the same day as the calendar year, which resulted in an extra week of sales for the Retail Group. This occurrence happens approximately once every seven years and is the primary reason for the increase in sales in 2005 as compared to 2004. After removing the additional week of sales, retail sales were up slightly. The retail business continues to be faced with continued competition in its primary markets by competitors of significant size.

Gross profit

Gross profit for 2005 totaled $198.1 million, an increase of $9.0 million, or 5%, from 2004. Gross profit in the Grain & Ethanol Group totaled $50.2 million, a decrease of $2.5 million, or 5% resulting primarily from the decrease in grain sales mentioned previously. Gross profit in the Rail Group increased $14.5 million, or 50%. This increase included $8.0 million in increased lease fleet income, a $4.1 million increase in gross profit on car sales, and a $2.4 million increase in gross profit in the railcar repair and fabrication shops. Lease fleet income is gross lease (rent) and fleet management income less direct costs of cars leased to customers (rental expense or depreciation, property taxes and maintenance).

The Plant Nutrient Group recognized a decrease in gross profit in 2005 of $2.0 million as compared to 2004 in spite of the significant increase in sales. Cost of goods sold in 2005 includes approximately $5.8 million of additional labor and overhead costs for which the classification has been changed from operating, administrative and general expenses when compared to 2004. Turf & Specialty Group gross profit in 2005 decreased $2.6 million, or 12%, when compared to 2004 due primarily to increases in product costs in the Turf & Specialty Group’s consumer and industrial business that were not recovered from customers as well as the overall reduction in sales.

Gross profit in the professional turf business was flat and gross profit in the cob business increased 8% when compared to 2004.

Gross profit in the Retail Group in 2005 increased $1.6 million, or 3%, from 2004 due to a strong fourth quarter performance in each of the Group’s market areas. Additional gross profit from the 53rd week in 2005 mentioned previously was $0.9 million of the $1.6 million overall increase.

Equity in earnings of unconsolidated subsidiaries and other income

In 2005, we recognized $2.3 million of equity in earnings of unconsolidated subsidiaries, most notably from Lansing. This was a 58% increase from 2004, which was $1.5 million. This increase was attributable to increased performance of unconsolidated subsidiaries, as well as an increase in the percentage that we owned in Lansing from 21.9% to approximately 29%.

Operating, administrative and general expenses

Operating, administrative and general expenses for 2005 totaled $153.8 million, a $1.1 million decrease from 2004. Approximately $5.8 of the 2005 expense reduction is related to a change in classification of overhead costs from expense to cost of sales for certain manufactured and stored fertilizer inventory within the Plant Nutrient Group. Included in operating, administrative and general expenses for 2005 was $1.2 million in one-time termination benefits and fixed asset write-downs related to the Turf & Specialty Group restructuring noted previously. In addition, there were $0.9 million in unreimbursed losses and deductibles related to the grain and cob fires and the Mississippi railcar repair shop loss also noted previously. In the first quarter of 2005, there was a $0.6 million adjustment to correct errors in measuring our pension and postretirement benefit expense that occurred from 2001 through 2004. Also contributing to the increase in 2005 were $1.1 million in increased performance incentive accruals due to our strong performance for the year. We have taken steps to mitigate continued increases in retirement and health care benefits expense in 2006 based on known changes in actuarial assumptions and health care claims inflation by evaluating our benefit programs, amending our plans and looking for additional opportunities to provide competitive benefits at a reasonable cost.

Interest expense

Interest expense for 2005 was $12.1 million, a $1.5 million, or 15%, increase from 2004 primarily due to a 68% increase in short-term interest expense. Average daily short-term borrowings for 2005 were down 15.2% when compared to 2004, however, the average short-term interest rate increased from 1.9% for 2004 to 3.8% for 2005. Long-term interest expense increased 3% for the same period and relates primarily to higher weighted average outstanding borrowings in 2005.

Pretax income; Income tax expense

As a result of the above, pretax income of $39.3 million for 2005 was 31% higher than the pretax income of $30.1 million in 2004. Income tax expense of $13.2 million was recorded in 2005 at an effective rate of 33.6% after a one-time reduction of $0.6 million related to state deferred tax liabilities associated with the State of Ohio. On June 30, 2005, the State of Ohio enacted legislation that repealed the Ohio franchise tax, phasing out the tax over five years. Accordingly, the deferred tax liabilities associated with the State of Ohio were decreased to reflect this phase out. In addition, a decrease in tax reserves for uncertain tax positions and the tax accounting for the Medicare Part D reimbursement contributed to the lower effective tax rate in 2005. In 2004, income tax expense of $11.0 million was recorded at an effective rate of 36.4%.

In May, 2004, the Financial Accounting Standards Board issued FASB Staff Position (“FSP”) 106-2, providing final guidance on accounting for the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. Under the provisions of FSP 106-2, we determined in 2004 that the benefits for a small group of retirees were actuarially equivalent to Medicare Part D and qualified for the future U.S. government subsidy. In January 2005, the Centers for Medicare and Medicaid Services issued their final regulations on determination of actuarial equivalency. During the third quarter of 2005, our actuaries completed their final determination of actuarial equivalency of our postretirement health plan in accordance with these regulations and determined that our plans for all retirees would qualify as actuarially equivalent. The total reduction of the January 1, 2005 accumulated postretirement benefit obligation related to Medicare Part D is $4.6 million and the year-to-date 2005 expense reduction (from previous expectations) is $0.7 million. The amount recognized as a reduction in 2004 for Medicare Part D actuarially equivalency was less than $0.1 million.

Net income

The 2005 net income of $26.1 million was $7.0 million higher than the 2004 net income of $19.1 million. Basic earnings per share of $1.76 increased $0.44 from 2004 and diluted earnings per share of $1.70 increased $0.42 from 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Sales and merchandising revenues

Sales and merchandising revenues for 2004 totaled $1.3 billion, an increase of $27.9 million, or 2%, from 2003.

Grain & Ethanol Group.  Sales in the Grain & Ethanol Group for 2004 decreased $41.0 million from 2003 resulting from a 7% decrease in the average price of bushels sold partially offset by a 1% volume increase. Corn volume and price per bushel increased but volume in soybeans, wheat and oats declined. In both 2004 and 2003, grain expected to ship in the following calendar year was shipped in the fourth quarter. This occurred because of increased demand and/or market prices favoring sales rather than storage of grain. Revenues in the grain businesses are significantly impacted by the market price of the commodities being sold. Merchandising revenues in the Grain & Ethanol Group for 2004 were up $8.9 million, or 57% from 2003, due primarily to increased space income (before interest charges). Space income is income earned on grain held for our account or for our customers and includes storage fees earned and appreciation or depreciation in the value of grain owned. Grain on hand at December 31, 2004 was 67.1 million bushels, of which 14.5 million bushels were stored for others. This compares to 56.1 million bushels on hand at December 31, 2003, of which 17.3 million bushels were stored for others. The 2004 harvest results were strong in our market area for both corn and soybeans. Corn production in Ohio, Indiana, Illinois and Michigan exceeded the 2003 production by 13% and soybean production in the same states exceeded 2003 production by 33%. Although the wheat production for 2004 was down 10% as compared to 2003, it exceeded our initial expectations. We received more grain in 2004 than 2003 for all grain types. Despite this strong harvest, demand continued and we were able to sell grain throughout the fourth quarter. Winter wheat acres planted in 2004 for harvest in 2005 were down 15%.

Rail Group.  Sales in the Rail Group increased $24.1 million, or 68% from 2003. Lease fleet income increased $30.2 million, $21.6 million of which was from the large railcar acquisition completed in February 2004. Sales of railcars and related leases decreased $6.8 million and the remainder of the increase resulted from a $0.7 million increase in revenue in the repair and fabrication shops. Railcars under management at December 31, 2004 were 14,649 compared to 6,291 under management at December 31, 2003. Locomotives under management were 118 at December 31, 2004 and 74 at December 31, 2003. The railcar utilization (railcars in lease service) rate was 92% at both December 31, 2004 and December 31, 2003 in spite of the significant increase in railcars and locomotives. Demand for railcars continued to strengthen in 2004 and high steel prices have limited new car construction. Continual lease renewals for higher monthly rates and longer terms position this segment well for continued growth.

Plant Nutrient Group.  Sales in the Plant Nutrient Group for 2004 were up $42.5 million, or 23% from 2003, due to an 11% increase in the average price per ton sold and an 11% increase in volume. Much of the price increase relates to escalation in prices of the basic raw materials, primarily potassium and nitrogen. Generally, these increases can be passed through to customers although a price increase may also reduce consumer demand at the producer level. As in the grain business, revenues in the fertilizer business are significantly impacted by the market price of the commodities being sold.

Turf & Specialty Group.  Sales and merchandising revenues for the Turf & Specialty Group for 2004 decreased $6.2 million, or 5% from 2003, resulting primarily from an overall 8% decrease in volume partially offset by a 4% increase in the average price per ton sold. In the professional lawn business, serving the golf course and lawn care operator markets, volume was down 6% and sales down 5%, primarily due to reduced demand in the golf course market. Pressure on golf course profitability, coupled with some low-price competition has reduced demand for premium golf course fertilizers. In the consumer and industrial lawn businesses, where we serve as contract manufacturer for several large “brand” companies, a manufacturer of private label products and also manufacture our own brands, volume was down 15% and sales down 5%. This industry continues to operate with excess manufacturing capacity and some of our customers have struggled with their own programs. Because of this excess capacity, we decided in the fourth quarter of 2004 to close down a small (five employee) manufacturing operation in a leased facility in Pennsylvania. The cob business, a much smaller component of the Turf & Specialty Group, had a 3% increase in sales primarily due to an 11% increase in volume.

Retail Group.  Same-store sales and revenues in the Retail Group were flat in 2004 as compared to 2003. Individual store results were mixed; however, the Columbus market again showed improvement. As expected, sales in the Toledo market were down due to significant new competition from national “Big Box” retailers. This business continues to be faced with continued competition in its primary markets by competitors of significant size.

Gross profit

Gross profit for 2004 totaled $189.1 million, an increase of $25.0 million, or 15%, from 2003. Gross profit in the Grain & Ethanol Group totaled $52.7 million, an increase of $10.9 million, or 26% resulting primarily from the increased merchandising revenues mentioned previously along with a $1.6 million increase in gross profit on grain sales. Gross profit in the Rail Group increased $15.2 million, or 111%. This increase included $15.3 million in increased lease fleet income ($12.4 million on the newly acquired fleet), a $0.6 million increase in gross profit on car sales, and a $0.7 million reduction in gross profit in the railcar repair and fabrication shops. Lease fleet income is gross lease (rent) and fleet management income less direct costs of cars leased to customers (rental expense or depreciation, property taxes and maintenance).

The Plant Nutrient Group recognized a decrease in gross profit of $0.2 million from 2003 to 2004, primarily due to a significant increase in cost per ton that could not be fully recouped through increased prices. Gross profit for the Turf & Specialty Group in 2004 decreased $1.9 million, or 8%, when compared to 2003. Although there was a slight increase in gross profit per ton, the significant decrease in volume in the lawn businesses resulted in the overall decrease. The majority of the decreased gross profit occurred in the consumer/industrial lawn business. Gross profit in the cob business was flat from 2003 to 2004. Gross profit in the Retail Group increased $1.0 million, or 2%, from 2003. This was due to a modest increase in margins, as a result of changes in the mix of products sold on flat sales.

Equity in earnings of unconsolidated subsidiaries and other income

In 2004, we recognized $1.5 million of equity in earnings of unconsolidated subsidiaries, most notably Lansing. This was a significant increase from the 2003 amount of $0.3 million and resulted both from increased performance of unconsolidated subsidiaries as well as an increase in the percentage that we owned from 15.1% to 21.9%.

Operating, administrative and general expenses

Operating, administrative and general expenses for 2004 totaled $154.9 million, an $11.8 million increase from 2003. Included in this increase is $4.5 million related to growth in the Rail and Plant Nutrient Groups. The remaining $7.3 million increase is 5% higher than 2003 and represents a variety of cost increases, most notably $1.9 million in increased retirement and health care benefits expense, $1.4 million in professional services costs relating to compliance with the Sarbanes-Oxley Act, and $2.8 million in additional labor and performance incentives. A portion of the additional labor was related to additional staffing to support the ongoing requirements of the Sarbanes-Oxley Act.

Interest expense

Interest expense for 2004 was $10.5 million, a $2.5 million, or 31%, increase from 2003. Average daily short-term borrowings for 2004 were down 17.5% when compared to 2003 while the average short-term interest rate decreased from 2.1% for 2003 to 1.9% for 2004. Long-term interest expense increased 53% for the same period and relates primarily to the significant increase in long-term debt incurred to complete the railcar acquisition.

Pretax income; Income tax expense

As a result of the above, pretax income of $30.1 million for 2004 was 68% higher than the pretax income of $18.0 million in 2003. Income tax expense of $11.0 million was recorded in 2004 at an effective rate of 36.4%. In 2003, income tax expense of $6.3 million was recorded at an effective rate of 34.9%. The increase in effective tax rates between 2003 and 2004 resulted primarily from an increase in state income taxes and a slight reduction in the Extraterritorial Income (“ETI”) exclusion. In October 2004, the American Jobs Creation Act was enacted. Two provisions of this Act will impact our 2005 effective tax rate. The Act repealed the Extraterritorial Income regime for transactions entered into after December 31, 2004, subject to a phase-out that allows us to claim 80% of the normal ETI benefit in 2005. In addition, the Act provides for a tax deduction for certain domestic production activities. The deduction for 2005 is equal to 3% of the lesser of: (a) taxable income derived from qualified production activities or (b) total taxable income for the year. The impact of these provisions were reflected in the 2005 first quarter effective tax rate.

Net income

The 2004 net income of $19.1 million was $7.4 million higher than the 2003 net income of $11.7 million. Basic earnings per share of $1.32 increased $0.50 from 2003 and diluted earnings per share of $1.28 increased $0.48 from 2003.

Liquidity and Capital Resources

Operating Activities and Liquidity

Our operations used cash of $84.5 million in the first quarter of 2006, a change from a use of cash in operating activities of $81.3 million in the first quarter of 2005. This significant use of cash for operating activities is common in the first quarter of the year due to the nature of our commodity businesses. Our operations provided cash of $37.9 million in 2005, a decrease of $24.6 million from 2004 due to changes in working capital. Short-term borrowings used to fund these operations increased $0.3 million from December 31, 2004 to December 31, 2005. Net working capital at March 31, 2006 was $72.3 million, a $23.9 million decrease from December 31, 2005 and a $20.2 million decrease from March 31, 2005. Net working capital at December 31, 2005 was $96.2 million, a decrease of $6.0 million from December 31, 2004. We have significant short-term lines of credit available to finance working capital, primarily inventories and accounts receivable.

Cash dividends of $0.04 per common share were paid in the first two quarters of 2005 with a dividend of $0.0425 per common share in the third and fourth quarters of 2005. A cash dividend of $0.0425 per common share was paid on January 23, 2006 and a cash dividend of $0.045 per common share was paid on April 24, 2006. We made income tax payments of $2.6 million in the first quarter of 2006 and expect to make payments totaling approximately $10.9 million for the remainder of 2006. During the first three months of 2006, we issued approximately 148,000 shares to employees under our share compensation plans. We made income tax payments of $6.9 million in 2005, and also issued approximately 336,000 shares to employees and directors under our share compensation plans.

Capital Expenditures

Total capital spending for 2006 on property, plant and equipment within our base business is expected to approximate $28.6 million and may include $3.8 million in the Rail Group for expansion of operations in railcar repair facilities, $2.5 million in the Retail Group including information technology and store improvements, $2.9 million for expansion and improvements in the Plant Nutrient Group, $1.2 million for additional grain storage in the Grain & Ethanol Group and $0.8 million for manufacturing improvements in the Turf & Specialty Group. The remaining amount of $17.4 million will be spent on numerous assets and projects; no single such project expecting to cost more than $0.6 million. This forecasted spending does not include any expected repairs to the Toledo grain facility damaged in the events of July 1, 2005 as we expect to receive insurance proceeds to cover such repairs.

Total capital spending for 2005 on property, plant and equipment was $11.9 million which includes $1.4 million for expansion and improvements in the Grain & Ethanol Group and $0.6 million in the Plant Nutrient Group. The remaining amount was spent on numerous assets and projects with no single project costing more than $0.5 million. In addition to the spending on conventional property, plant and equipment, we spent $98.9 million in 2005 for the purchase of railcars and capitalized modifications on railcars for use in our Rail Group and sold or financed $69.1 million of railcars during 2005.

We invested $21.0 million in TACE in the first quarter of 2006 for approximately 37% of the business. We increased our investment in Lansing in March 2005 and March 2006 by $0.9 million and $2.4 million, respectively. At March 31, 2006, we owned approximately 36.1% of the equity and account for it under the equity method. We also hold an option to increase our investment in each of 2007 and 2008, with the potential of attaining majority ownership in 2008. In July 2005, we invested approximately $13.1 million for a 44% interest in TAAE which began construction of a 55 million gallon-per-year ethanol production facility adjacent to our Albion, Michigan grain facility. We account for this investment using the equity method as well.

In the first quarter of 2005, we invested $1 million in Iroquois Bio-Energy Company, LLC, an ethanol plant which began construction in 2005 in Rensselaer, Indiana. An additional $1 million was invested in the fourth quarter of 2005 to increase our ownership to 7.9%. We will also act as the corn originator for this facility.

Financing Arrangements

In November 2002, we entered into a borrowing arrangement with a syndicate of banks. This borrowing arrangement was renewed in the third quarter of 2005. The agreement provides us with $100 million in short-term lines of credit and an additional $100 million in a three-year line of credit. In addition, the amended agreements include a flex line, which allows us to increase our available short-term line by $50 million. Prior to the syndication agreement, we managed several separate short-term lines of credit. We had drawn $132.1 million on our short-term line of credit at March 31, 2006. Peak short-term borrowing to date was $152.5 million on March 2, 2006. Typically, our highest borrowing occurs in the spring due to seasonal inventory requirements in the fertilizer and retail businesses, credit sales of fertilizer and a customary reduction in grain payables due to the cash needs and market strategies of grain customers.

Certain of our long-term borrowings include provisions that impose minimum levels of working capital and equity, impose limitations on additional debt and require that grain inventory positions be substantially hedged. We were in compliance with all of these provisions as of March 31, 2006. In addition, certain of our long-term borrowings are secured by first mortgages on various facilities or are collateralized by railcar assets. Additional long-term debt financing of $41.0 million was obtained in the fourth quarter of 2005 and we pledged, as collateral, 2,293 railcars and related leases which are held by a wholly-owned bankruptcy-remote entity. Because we are a significant consumer of short-term debt in peak seasons, the majority of which is variable rate debt, increases in interest rates could have a significant impact on our profitability. In addition, periods of high grain prices and/or unfavorable market conditions could require us to make additional margin deposits on our CBOT futures contracts. Conversely, in periods of declining prices, we receive a return of cash. The marketability of our grain inventories and the availability of short-term lines of credit enhance our liquidity. In the opinion of management, our liquidity is adequate to meet short-term and long-term needs.

We utilize interest rate contracts to manage a portion of our interest rate risk on both our short and long-term debt and lease commitments. At March 31, 2006, the fair value of these derivative financial instruments recorded in the balance sheet (primarily interest rate swaps and interest rate caps) was a net asset of $0.3 million.

Contractual Obligations

The following table reflects a summary of our contractual obligations as of March 31, 2006:

		Payments Due by Period
	Less Than			After 5
Contractual Obligations	1 Year	1-3 Years	3-5 Years	Years	Total

Long-term debt	$10,952	$18,943	$26,064	$31,983	$87,942
Long-term debt — non recourse	13,777	26,282	26,628	33,359	100,046
Capital lease obligations	71	227	—	—	298
Operating leases	18,419	33,359	24,888	14,767	91,433
Purchase commitments(1)	291,823	102,757	—	—	394,580
Other long-term liabilities	6,870	3,758	4,006	6,985	21,619

Total	$341,912	$185,326	$81,586	$87,094	$695,918

(1)	Includes the value of purchase obligations in our business groups, including $364.0 million for the purchase of grain from producers. There are also forward grain sales contracts to consumers and traders and the net of these forward contracts are offset by exchange-traded futures and options contracts.

(2)	Other long-term liabilities include estimated obligations under our retiree healthcare programs and the estimated 2006 contribution to our defined benefit pension plan. Obligations under the retiree healthcare programs are not fixed commitments and will vary depending on various factors, including the level of participant utilization and inflation. Our estimates of postretirement payments through 2011 have considered recent payment trends and actuarial assumptions. We have not estimated pension contributions beyond 2006 due to the significant impact that return on plan assets and changes in discount rates might have on such amounts.

We had standby letters of credit outstanding of $18.0 million at March 31, 2006, of which $8.3 million are credit enhancements for industrial revenue bonds included in the contractual obligations table above. Approximately 82% of the operating lease commitments above relate to 6,563 railcars and 30 locomotives that we lease from financial intermediaries. See “Off-Balance Sheet Arrangements.”

We are subject to various loan covenants as highlighted previously. Although we are, and have been, in compliance with our debt covenants, noncompliance could result in default and acceleration of long-term debt payments. We do not anticipate noncompliance with our covenants.

Off-Balance Sheet Arrangements

Our Rail Group utilizes leasing arrangements that provide off-balance sheet financing for its activities. We lease railcars from financial intermediaries through sale-leaseback transactions, the majority of which involve operating leasebacks. Railcars that we own or lease from a financial intermediary are generally leased to a customer under an operating lease. We also arrange non-recourse lease transactions under which we sell railcars or locomotives to a financial intermediary, and assign the related operating lease to the financial intermediary on a non-recourse basis. In such arrangements, we generally provide ongoing railcar maintenance and management services for the financial intermediary, and receive a fee for such services. On most of the railcars and locomotives, we hold an option to purchase these assets at the end of the lease.

The following table describes our railcar and locomotive positions at March 31, 2006:

Method of Control	Financial Statement	Number

Owned-railcars available for sale	On balance sheet — current	127
Owned-railcar assets leased to others	On balance sheet — non-current	10,785
Railcars leased from financial intermediaries	Off balance sheet	6,563
Railcars-non-recourse arrangements	Off balance sheet	1,710

Total railcars		19,185

Locomotive assets leased to others	On balance sheet — non-current	15
Locomotives — leased from financial intermediaries under limited recourse arrangements	Off balance sheet	30
Locomotives — non-recourse arrangements	Off balance sheet	44

Total locomotives		89

In addition, we manage approximately 728 railcars for third-party customers or owners for which we receive a fee. We have future lease payment commitments aggregating $75.4 million for the railcars that we lease from financial intermediaries under various operating leases. Remaining lease terms vary with none exceeding seven years. The majority of these railcars have been leased to customers at March 31, 2006 over similar terms. This segment manages risk by match funding (which means matching terms between the lease to the customer and the funding arrangement with the financial intermediary), where possible, and ongoing evaluation of lessee credit worthiness. In addition, we prefer non-recourse lease transactions, whenever possible, in order to minimize our credit risk.

Quantitative and Qualitative Disclosures about Market Risk

The market risk inherent in our market risk-sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices and interest rates as discussed below.

Commodity Prices

The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and higher standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, we follow a policy of hedging our inventories and related purchase and sale contracts. The instruments used are exchange-traded futures and options contracts that function as hedges. The market value of exchange-traded futures and options used for hedging has a high, but not perfect correlation, to the underlying market value of grain inventories and related purchase and sale contracts. The less correlated portion of inventory and purchase and sale contract market value (known as basis, which is defined as the difference between the cash price of a commodity in our facility and the nearest exchange-traded futures price) is much less volatile than the overall market value of exchange-traded futures and tends to follow historical patterns. We manage this less volatile risk using our daily grain position report to constantly monitor our position relative to the price changes in the market. Our accounting policy for our futures and options hedges, as well as the underlying inventory positions and purchase and sale contracts, is to mark-to-market the price daily and include gains and losses in the statement of income in sales and merchandising revenues.

A sensitivity analysis has been prepared to estimate our exposure to market risk of our commodity position (exclusive of basis risk). Our daily net commodity position consists of inventories, related purchase and sale contracts and exchange-traded contracts. The fair value of the position is a summation of the fair values calculated for each commodity by valuing each net position at quoted futures market prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices. The result of this analysis, which may differ from actual results, is as follows:

	As of
	March 31,	December 31,
	2006	2005
	(Dollars in thousands)

Net long position	$(3,058)	$478
Market risk	306	48

Interest Rates

The fair value of our long-term debt is estimated using quoted market prices or discounted future cash flows based on our current incremental borrowing rates for similar types of borrowing arrangements. In addition, we have derivative interest rate contracts recorded in our balance sheet at their fair value. The fair value of these contracts is estimated based on quoted market termination values. Market risk, which is estimated as the potential increase in fair value resulting from a hypothetical one-half percent decrease in interest rates, is summarized below:

	As of
	March 31,	December 31,
	2006	2005
	(Dollars in thousands)

Fair value of long-term debt and interest rate contracts	$182,587	$192,844
Fair value in excess of (less than) carrying value	(5,366)	(4,570)
Market risk	5,645	4,659

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities and expenses, as well as the recognition of revenues and expenses. We review our estimates on an ongoing basis. We base our estimates on our experience, management’s knowledge and understanding of certain facts and circumstances and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies are critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Grain Inventories

We mark-to-market all grain inventory, forward purchase and sale contracts for grain, and exchange-traded futures and options contracts. The grain inventories are freely traded, have quoted market prices, and may be sold without significant additional processing. Management estimates market value based on exchange-quoted prices, adjusted for differences in local markets. Changes in market value are recorded as merchandising revenues in the statement of income. If management used different methods or factors to estimate market value, amounts reported as inventories and merchandising revenues could differ. Additionally, if market conditions change subsequent to year-end, amounts reported in future periods as inventories and merchandising revenues could differ.

Because we mark-to-market inventories and sales commitments, gross profit on a grain sales transaction is recognized when a contract for sale of the grain is executed. The related revenue is recognized upon shipment of the grain, at which time title transfers and customer acceptance occurs. Grain inventories contain valuation reserves established to recognize the difference in quality and value between contractual grades and the actual quality grades of inventory that we hold. These quality reserves also require management to exercise judgment.

Marketing Agreement

We have negotiated a marketing agreement with Cargill, Incorporated that covers four of our grain facilities (two of which are leased from Cargill). Under this five-year amended and restated agreement (ending in May 2008), we sell grain from these facilities to Cargill at a price determined by Cargill. Income earned from operating the facilities (including buying, storing and selling grain and providing grain marketing services to our producer customers) over a specified threshold is shared equally with Cargill. If the income earned from operating the facilities falls below such threshold, then Cargill will pay us 50% of any such shortfall. Measurement of this threshold is made on a cumulative basis and cash is paid to Cargill or to us (if required) at each contract year end. We recognize our share of income to date at each month-end and accrue for any payment to Cargill in accordance with Emerging Issues Task Force Topic D-96, Accounting for Management Fees Based on a Formula. The adoption of this standard, effective for periods beginning after January 1, 2002, resulted in a cumulative effect adjustment increase of $3.5 million after tax in 2002.

Derivatives — Commodity Contracts

We utilize regulated commodity futures and options contracts to hedge our market price exposure on the grain we own, and related forward purchase and sale contracts. These contracts are included in our balance sheet in inventory at their current market value. Realized and unrealized gains and losses in the market value of these futures and option contracts are included in our income statement as a component of sales and merchandising revenues. While we consider all of our commodity contracts to be effective economic hedges, we do not designate our commodity futures and options contracts as hedges. Therefore, we do not defer gains and losses on these same contracts as we would for designated hedges under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Both the underlying inventory and forward purchase and sale contracts and the related futures and options contracts are marked to market on a daily basis.

Impairment of Long-Lived Assets

Our business segments are each highly capital intensive and require significant investments in facilities and/or rolling stock. In addition, we have a limited amount of intangible assets and goodwill (described more fully in Note 5 to our consolidated financial statements included elsewhere in this prospectus) that we acquired in various business combinations. Whenever changing conditions warrant, we review the fair value of the tangible and intangible assets that may be impacted. We also annually review the balance of goodwill for impairment in the fourth quarter. These impairment reviews take into account estimates of future undiscounted cash flows. Our estimates of future cash flows are based upon a number of assumptions including lease rates, lease terms, operating costs, life of the assets, potential disposition proceeds, budgets and long-range plans. While we believe the assumptions we use to estimate future cash flows are reasonable, there can be no assurance that the expected future cash flows will be realized. If management used different estimates and assumptions in our evaluation of these cash flows, we could recognize different amounts of expense in future periods.

Employee Benefit Plans

We provide substantially all full-time employees with pension benefits and full-time employees hired before January 1, 2003 with postretirement health care benefits. In order to measure the expense and funded status of these employee benefit plans, management makes several estimates and assumptions, including interest rates used to discount certain liabilities, rates of return on assets set aside to fund these plans, rates of compensation increases, employee turnover rates, anticipated mortality rates and anticipated future healthcare cost trends. These estimates and assumptions are based on our historical experience combined with management’s knowledge and understanding of current facts and circumstances. We use third-party specialists to assist management in measuring the expense and funded status of these employee benefit plans. If management used different estimates and assumptions regarding these plans, for example, the funded status of the plans could vary significantly and we could recognize different amounts of expense over future periods.

As of December 31, 2005, we amended our defined benefit pension plans effective January 1, 2007. The provisions of this amendment include freezing benefits for the retail line of business employees as of December 31,

2006, modifying the calculation of benefits for the non-retail line of business employees as of December 31, 2006 with future benefits to be calculated using a new career average formula and in the case of all employees, compensation for the years from 2007 to 2012 will be includable in the final average pay formula calculating the final benefit earned for years prior to December 31, 2006.

Certain accounting guidance, including the guidance applicable to pensions and postretirement benefits does not require immediate recognition of the effects of a deviation between actual and assumed experience or the revision of an estimate. This approach allows the favorable and unfavorable effects that fall within an acceptable range to be netted. Although this netting occurs outside the basic financial statements, the net amount is disclosed as an unrecognized gain or loss in Note 12 to our audited consolidated financial statements included elsewhere in this prospectus. At December 31, 2005, we had an unrecognized loss related to our pension plans of $24.7 million compared to an unrecognized loss of $16.7 million at December 31, 2004. For the postretirement benefit plans, our December 31, 2005 unrecognized loss was $12.9 million as compared to an unrecognized loss of $17.0 million at December 31, 2004. A portion of the December 31, 2005 unrecognized loss for both pension and postretirement benefits will be amortized into earnings in 2006. The effect on years after 2006 will depend in large part on the actual experience of the plans in 2006 and beyond. In 2005, benefits expense included $1.4 million and $0.7 million of amortization of the unrecognized loss existing at December 31, 2004 for the pension and postretirement plans, respectively.

Revenue Recognition

We recognize revenues for the sales of our products at the time of shipment. Gross profit on sales of grain is recognized when sales contracts are entered into, since the contracts are marked-to-market on a daily basis. Revenues from other merchandising activities are recognized as open grain contracts, and are either marked-to-market or as the related services are provided. Rental revenues on operating leases are recognized on a straight-line basis over the terms of the leases. Sales returns and allowances, if required, are provided for at the time that the sales are recorded. Shipping and handling costs are included in the cost of sales.

We sell railcars to financial intermediaries and other customers. Proceeds from railcar sales, including railcars sold in non-recourse transactions, are recognized as revenue at the time of sale if there is no leaseback or the operating lease is assigned to the buyer, non-recourse to us. Revenues on operating leases (where we are the lessor) and on servicing and maintenance contracts in non-recourse transactions are recognized over the term of the lease or service contract.

Leasing Activities

We account for our leasing activity in accordance with FASB Statement No. 13, as amended, and related pronouncements. Our Rail Group leases and manages railcars for third parties and leases railcars for internal use. Most leases to our Rail Group customers are structured as operating leases. Railcars that we lease to our customers are either owned by us, leased from financial intermediaries under operating leases or leased from financial intermediaries under capital leases. The leases from financial intermediaries are generally structured as sale-leaseback transactions. Lease income and lease expense are recognized on a straight-line basis over the term of the lease for most leases.

As part of the railcar acquisition of used railcar rolling stock and leasing assets from Progress Energy, Inc. and subsidiaries described in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus, we acquired some existing leases where the monthly lease fee is contingent upon some measure of usage (“per diem” leases). This monthly usage is tracked, billed and collected by third-party service providers and funds are generally remitted to us along with usage data three months after they are earned. We record lease revenue for these per diem arrangements based on recent historical usage patterns and record a true up adjustment when the actual data is received. Revenues recognized under per diem arrangements totaled $10.5 million in 2005 and $8.4 million in 2004.

We periodically finance some of our railcars through leases with a financial intermediary, the terms of which require us to capitalize the assets and record the net present value of the lease obligation on our balance sheet as a long-term borrowing. There are no gains or losses on these financing transactions. The obligation is included with our long-term debt as described in Note 8 to our audited consolidated financial statements included elsewhere in this prospectus. Railcars under these leases are being depreciated to their residual value over the term of the lease.

We also arrange non-recourse lease transactions under which we sell railcars or locomotives to financial intermediaries and assign the related operating lease on a non-recourse basis. We generally provide ongoing railcar maintenance and management services for the financial intermediaries, and receive a fee for such services when earned. On the date of sale, we recognize the proceeds from sales of railcars in non-recourse lease transactions as revenue. Management and service fees are recognized as revenue as the underlying services are provided, which is generally spread evenly over the lease term.

Taxes

Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our annual tax rate and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may not prevail. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit. An estimated effective tax rate for a year is applied to our quarterly operating results. In the event there is a significant or unusual item recognized in our quarterly operating results, the tax attributable to that item is separately calculated and recorded at the same time as that item.

Recent Accounting Pronouncements

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. This standard provides guidance on the recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably assured. This standard is effective no later than the end of fiscal years ending after December 15, 2005. We have adopted this standard for our fiscal year ending December 31, 2005. This standard does not have a material impact to our consolidated financial statements.

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB No. 20 and FAS No. 3. This standard requires retrospective application to prior period financial statements for changes in accounting principles. This standard also provides guidance on reporting the correction of an error by requiring the restatement of previously issued financial statements. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We have adopted this new standard for our fiscal year beginning January 1, 2006. This standard does not have a material impact to our consolidated financial statements.

In December 2004, the FASB issued Statement No. 123 (Revised 2004), Share-Based Payment, or “SFAS No. 123(R).” This standard requires expensing of stock options and other share-based payments and supersedes SFAS No. 123, which had allowed companies to choose between expensing stock options or showing pro forma disclosure only. On April 14, 2005, the Securities and Exchange Commission, or the “SEC,” approved a delay to the effective date of SFAS No. 123(R). Under the new rule, SFAS No. 123(R) became effective for us as of January 1, 2006 and will apply to all awards granted, modified, cancelled or repurchased after that date as well as the unvested portion of prior awards.

BUSINESS

Our Business

We are an entrepreneurial, customer focused company with diversified interests in the agriculture and transportation markets. Since our founding in 1947, we have developed specific core competencies in risk management, bulk handling, transportation and logistics and an understanding of commodity markets. We have leveraged these competencies to diversify our operations into other complementary markets, including ethanol, railcar leasing, plant nutrients, turf products and general merchandise retailing. For the year ended December 31, 2005, our sales and merchandising revenues were $1,296.7 million, our operating income was $39.3 million and our EBITDA was $74.3 million, which represented increases over 2004 levels of 2%, 31% and 20%, respectively. For the three months ended March 31, 2006, our sales and merchandising revenues were $280.7 million, our operating income was $6.0 million and our EBITDA was $16.2 million, which represented increases over 2005 levels of 9%, 267% and 61%, respectively.

We operate our business in five segments: the Grain & Ethanol Group, the Rail Group, the Plant Nutrient Group, the Turf & Specialty Group and the Retail Group. The principal activities of each of these groups are as follows:

•	The Grain & Ethanol Group, which achieved 2005 sales and merchandising revenues of approximately $628.0 million, operates grain elevators in Ohio, Michigan, Indiana and Illinois. The Grain & Ethanol Group collectively shipped approximately 167 million bushels of grain in 2005. We are leveraging our expertise in the grain markets by focusing on the growing market for ethanol. We are the developer, manager and largest investor in two ethanol facilities currently under construction in Indiana and Michigan and have an investment in a third ethanol facility located in Indiana. We also will be providing grain origination services for each of these three facilities, which collectively have “nameplate” capacity of 205 MMGY. We have expanded our trading operations through a 36% ownership interest in Lansing, which is an established commodity trader and service provider to the grain and ethanol industries.

•	The Rail Group, which achieved 2005 sales of approximately $92.0 million, leases and manages a fleet of over 19,000 railcars of various types and 89 locomotives. The Rail Group also operates a repair, refurbishment and custom steel fabrication business.

•	The Plant Nutrient Group, which achieved 2005 sales and merchandising revenues of approximately $271.4 million, operates fertilizer distribution terminals and farm centers in Ohio, Michigan, Indiana and Illinois, which collectively handle approximately 1.5 million tons of dry and liquid fertilizer products annually. In addition, the Plant Nutrient Group manufactures liquid fertilizer and blends granular fertilizer for sale to both third-party and its own farm centers.

•	The Turf & Specialty Group, which achieved 2005 sales of approximately $122.6 million, produces and markets turf and ornamental plant fertilizer and pest control products with a particular focus on the professional lawn care and golf course markets. The Turf & Specialty Group also produces corncob-based products for a variety of uses, including animal bedding and cat litter.

•	The Retail Group, which achieved 2005 sales of approximately $182.8 million, operates six large stores in Ohio offering what we refer to as More for Your Home®. Our stores are a combination traditional home center with hardware, plumbing, electrical and building supplies, as well as unique specialty food offerings, indoor and outdoor garden centers, extensive lines of housewares and other domestic products, automotive supplies and pet supplies.

In recent years we have entered new lines of business which we believe are natural extensions of, or complementary to, our existing lines of business, and in which we can leverage our core competencies to create synergies within and across our business groups. For example, our Grain & Ethanol Group will be providing value added services to the ethanol industry including plant management, transportation and logistics, corn origination, and the marketing of ethanol and DDGS. In addition, we believe our extensive experience in risk management can be utilized to help reduce earnings volatility and protect capital investments related to our ethanol operations. We are continuously evaluating additional investments and joint venture opportunities in this growing industry.

Industry Overview

Our businesses are largely impacted by the overall market for grain and related commodities. The principal grains sold by us are corn, soybeans and wheat, the three principal crops produced in the U.S.

Grains.  The U.S. is the largest producer and exporter of corn, the largest producer and exporter of soybeans and the largest exporter of wheat in the world. As measured by production value, corn was the largest U.S. grain crop at $21 billion in 2005, 24% larger than the $17 billion soybean market and three times as large as the $7.1 billion U.S. wheat market. U.S. corn production has increased in recent years on average versus historical production levels due in part to increased yields, favorable weather conditions, and broader usage of genetically modified corn seeds that are resistant to insects, disease and chemicals. In 2004, the U.S. harvested 11.8 billion bushels of corn, an increase in production of 17% from 2003. 2005 current crop production forecasts have called for total U.S. corn production of 11.1 billion bushels, a year-over-year decline of 6% but still the second-largest harvest on record.

U.S. soybean production has increased significantly in recent years due primarily to increased yields, the expansion of acreage, usage of new seed varieties, and improved fertilizer and pesticide applications and management practices. In 2004, the U.S. harvested a record setting 3.12 billion bushels of soybeans, an increase in production of 27.3% from 2003. 2005 current crop production forecasts have called for total U.S. soybean production of 3.09 billion bushels, a year-over-year decline of 1% but still the second-largest harvest on record.

U.S. wheat production has continued to decrease since its production and acreage peak in 1981 due in part due to declining returns relative to other crops as a result of foreign competition, the availability of alternative options under government programs, and the slow pace of genetic improvement for wheat. These factors have contributed to the nearly one-third loss of wheat acreage since the 1980’s. In 2004, the U.S. harvested 2.16 billion bushels of wheat, a decrease in production of 8.0% from 2003. 2005 current crop production forecasts have called for total U.S. wheat production of 2.10 billion bushels, a year-over-year decline of 3.0%.

Ethanol.  Ethanol is a type of alcohol produced in the U.S. principally from corn. It is primarily used as a blend component in the U.S. gasoline fuel market, which approximated 140 billion gallons in 2005 according to the U.S. Energy Information Administration. Gasoline refiners and marketers generally use ethanol as an up to 10% blend component per gallon of gasoline to increase octane and as an oxygenate to reduce tailpipe emissions. According to the RFA, 4.0 billion gallons of ethanol were produced in the U.S. in 2005, accounting for approximately 3% of the domestic gasoline fuel supply. The ethanol industry has grown significantly over the last few years. Production capacity has doubled since 2001 and has expanded at a compounded annual growth rate of approximately 20% from 2000 to 2005.

The key drivers of growth in the grain industry include, among others: continued world population and GDP growth; the favorability of weather conditions; the use of more effective fertilizers and chemicals; levels of planted acreage; and the increased production of renewable fuels from corn, soybeans and other crops. We expect the demand for grain to increase during the next few years as a result of favorable macro trends including worldwide population growth and increasing demand for fuel and other products. In addition, we believe that increased production of grain and ethanol will result in an increased demand for rail transportation services and plant nutrient products.

Our Competitive Strengths

We have developed specific core competencies in customer service, risk management, bulk handling, transportation and logistics and an understanding of commodities markets, each of which are used across our business groups. We believe that these core competencies and the following strengths differentiate us from our competitors and position us for continued growth:

Strategically Diversified Agribusiness Model.  Throughout our history we have leveraged our core competencies to selectively and strategically extend our base grain business. For example, the Rail Group began as an attempt to leverage our expertise in moving grain and fertilizer and now this group helps our ethanol business source ethanol tank cars and reconfigured DDGS railcars. We have transferred our core competencies across our business groups and captured synergies as these businesses interact. In addition, we have achieved cost savings through the use of, among other things, shared labor and corporate services across our business groups. Our “service culture” underlies each of our business groups, placing an emphasis on entrepreneurship and meeting the needs of our customers.

Large Established Grain Infrastructure.  We have an established infrastructure and nearly 60 years of experience in purchasing, storing, processing, marketing and transporting corn, soybeans, wheat and other commodities. We operate a network of 14 grain elevators in four states that are strategically located near production and transportation hubs, making us a leading grain handler in the eastern corn belt with 81 million bushels of storage capacity. Throughout our history, we have developed business relationships with an extensive network of grain suppliers and producers and have worked with them to improve risk management capabilities and have provided marketing tools to help improve operating performance.

Risk Management Capabilities.  We believe we are a leading developer and user of proprietary and other risk management tools and instruments in certain of our business groups. We believe we were among the first to use several products and techniques which allow us and grain suppliers to minimize risk, including delayed price and HTA, cash contracts. We also developed the Crop Revenue Profiler® software program which enables farmers to create a marketing plan that takes into account current and expected grain prices, available subsidies and incentives, insurance and applicable risks to help reduce earnings volatility and protect capital investments. We have developed a specific risk management strategy for certain of our business groups. For example, we manage risks associated with commodity contracts through daily position management and the ability to “mark to market” all of our positions at the end of every business day. In addition, we use historical data and forecasting to enable us to effectively manage counterparty credit risk. In our Rail Group, we manage risk exposure by, among other things, utilizing match-funding of lease commitments, securitized financing and reviews of counterparty credit quality.

Transportation and Logistics Expertise.  We believe that the maturation and evolution of any commodities industry favors those market participants that possess competitive advantages in logistics and transportation expertise. Our large fleet of railcars and nearly 60 years of experience with the U.S. rail system gives us the ability to quickly and cost effectively satisfy the transportation needs of commodity contracts. This experience enables us to negotiate favorable rates, allows us to manage delivery of commodities across a geographic network to minimize freight costs and maximize efficiency and gives us access to rail assets. We believe that we are in position to leverage our strengths in these areas as the ethanol industry continues to evolve.

Growing Commodity Trading Platform.  Our Grain & Ethanol Group’s trading capabilities combined with the over 80 year operating history of our Lansing affiliate positions us as a significant provider of commodity trading and delivery services. Our relationship with Lansing allows us to enter into storage and commodity trading contracts outside of our traditional geographic markets in the eastern corn belt. In addition, our investment in Lansing allows us to expand our trading platform into non-storage facility-based transactions and additional commodities, including ethanol. For the year ended December 31, 2005 and the three months ended March 31, 2006, Lansing had revenues of approximately $1.2 billion and $343.7 million, respectively, which represented increases of 22.5% and 18.9%, respectively, over 2004 and the three months ended March 31, 2005. We believe our ethanol operations will provide synergistic opportunities with our trading operations.

Rail Car Expertise.  We manage and lease the nation’s eighth largest private fleet (exclusive of railroads) and, in 2005, we grew our fleet by 32% as a result of targeted, focused acquisitions. We believe we have developed industry leading positions in railcar refurbishing, leasing and component manufacturing. Significant areas of leadership include refurbishing and utilizing jumbo hopper cars, which have since become the standard for shipping grain and in retrofitting existing cars to make them capable of transporting DDGS, an important byproduct of ethanol production that is sold to the animal feed industry. With over 19,000 railcars and 89 locomotives that we manage and lease at March 31, 2006, we have the ability to meet our customers’ needs as demand for rail transportation equipment continues to rise.

Experienced and Proven Management Team.  Our management team has significant experience both with our company and within the markets in which we operate. Our 12 top managers have an average of

27 years of experience with our company. Our current management team has fostered a service culture that encourages and rewards continuous improvement in all areas of our business.

Our Business Strategy

Our objective is to use our core competencies in an entrepreneurial manner to grow sales and maximize profitability across our business groups. We will accomplish this objective by:

Increasing Services to and Investments in the Grain and Ethanol Industries.  We plan to leverage our core competencies by investing in and providing plant management, grain origination and other services to ethanol producers. We expect our future ethanol investments will be in a form similar to our current joint venture investments in TAAE and TACE, and our minority investment in a new facility in Rensselaer, Indiana. We believe that investments through joint ventures in high volume, cost efficient ethanol plants will allow us to deploy capital more efficiently across more plants (enabling us to share in more industry capacity), achieve geographic diversity, reduce earnings volatility, and increase annual management and service contract revenues. We also intend to grow our base grain business through focused, targeted acquisitions and business extensions that complement our core competencies.

Increasing Our Grain Trading Operations.  We intend to increase our trading operations and broaden our trading expertise through continued development of our internal trading group and continued investments in Lansing. Expanding our trading operations is a significant growth opportunity that leverages our grain and commodity, risk management and transportation and logistics expertise. We have the option to increase our ownership in Lansing in 2007 and 2008 and, if both options are exercised, we would be the majority owner in 2008.

Growing Our Fleet of Railcars and Locomotives.  We plan to continue to grow our diversified fleet of railcars through targeted portfolio acquisitions and open market purchases, which could include both owned and managed railcars and locomotives. We intend to continue our practice of match funding where practical or otherwise financing the acquisitions in ways that mitigate risk. We also expect to increase our investment in railcar refurbishment, conversion and repair facilities. We expect increased demand for transportation services to continue, allowing us to enter into new leases or replace existing leases at higher rates and for longer terms.

Improving Our Plant Nutrient Group’s Product Offerings.  We intend to expand into product and service offerings that are more premium in nature. For example, we are currently negotiating with a customer to sell reagents for air pollution control technologies used in coal-fired power plants and to market the resulting byproducts that can be used as plant nutrients.

Focusing on our Turf & Specialty and Retail Operations.  We intend to continue to focus on improving profitability in our Turf & Specialty and Retail Groups. Within our Turf & Specialty Group, we are focusing on higher value, proprietary products with greater profitability as compared to commodity products. With respect to our retail operations, we plan to continue increasing our specialty offerings such as premium food items, wine and produce, to further grow sales and improve margins.

Our Business

Our business is organized into five business segments including the Grain & Ethanol, Plant Nutrient, Rail, Retail and Turf & Specialty Groups. Each operating segment benefits from common synergies and has a common customer-centric, entrepreneurial culture.

Grain & Ethanol Group

Our Grain & Ethanol Group operates grain elevators, invests in, and provides management services to ethanol production facilities and holds a 36.1% ownership stake in Lansing, an established grain and ethanol trading business.

Grain Operations

Our grain operations involve merchandising grain and operating terminal grain elevator facilities. This includes purchasing, handling, processing and conditioning grain, storing grain purchased by us as well as grain owned by others, and selling grain. The principal grains that we sell are yellow corn, yellow soybeans and soft red and white wheat. Our grain storage practical capacity was approximately 81.0 million bushels at December 31, 2005.

Inventory.  We merchandise grain grown in the Midwestern portion of the U.S. (the eastern corn-belt) and acquired from country elevators (grain elevators located in a rural area, served primarily by trucks (inbound and outbound) and possibly rail (outbound)), dealers and producers. We purchase grain at prices referenced to CBOT quotations. We compete for the purchase of grain with grain processors, regional cooperatives and animal feed operations, as well as with other grain merchandisers. Because we generally buy in smaller lots, our competition is generally local or regional in scope, although there are some large, national and international companies that maintain regional grain purchase and storage facilities. Some of these competitors are significantly larger than us.

Sales and Customers.  In 1998, we signed a five-year lease agreement and a five-year marketing agreement with Cargill, Incorporated, for Cargill’s Maumee and Toledo, Ohio grain handling and storage facilities. As part of these agreements, Cargill was given the rights to market the grain in the Cargill-owned facilities as well as the grain in adjacent facilities that we own in Maumee and Toledo. The lease agreement covers 10%, or approximately 8.5 million bushels, of our total storage space, and became effective on June 1, 1998. Both agreements were renewed with amendments in 2003 for an additional five years. Grain sales to Cargill totaled $132.0 million in 2005, and included grain covered by the marketing agreement as well as grain sold to Cargill via normal forward sales from locations not covered by the marketing agreement. If the marketing agreement were not in place for the Maumee and Toledo locations, it is likely that Cargill would still purchase grain from us at these locations, either for consumption in their processing facilities or to market to other end users. There were no sales to any other customer in excess of 10% of consolidated net sales.

Approximately 81% of the grain bushels that we sold in 2005 were purchased by U.S. grain processors and feeders, and approximately 19% were exported. Exporters purchased most of the exported grain for shipment to foreign markets, while some grain is shipped directly to foreign countries, mainly Canada. Almost all grain shipments are by rail or boat. Rail shipments are made primarily to grain processors and feeders, with some rail shipments made to exporters on the Gulf of Mexico or east coast. Boat shipments are from the Port of Toledo. Grain sales are made on a negotiated basis by our merchandising staff, except for grain sales subject to the marketing agreement with Cargill which are made on a negotiated basis with Cargill’s merchandising staff.

Risk Management and Hedging Activities.  Fixed price purchase and sale commitments for grain and grain held in inventory, relating in part to the seasonality of the grain business, expose us to risks related to adverse changes in price. We attempt to manage these risks by hedging fixed price purchase and sale contracts and inventory through the use of futures and option contracts with the CBOT. The Grain & Ethanol Group’s profitability is primarily derived from margins on grain sold, and revenues generated from other merchandising activities with its customers (including storage income), and not from hedging transactions. We have a long history of risk management and have set policies that specify the key controls over our hedging program. These policies include descriptions of the hedging programs, mandatory review of positions by key management outside of the trading function on a biweekly basis, daily position limits, daily review and reconciliation, modeling of positions for changes in market conditions and other internal controls. In addition, we review our purchase contracts and the parties to those contracts on a regular basis for credit worthiness, defaults and non-delivery. Purchases of grain can be made the day the grain is delivered to a terminal or via a forward contract made prior to actual delivery. Sales of grain generally are made by contract for delivery in a future period. When we purchase grain at a fixed price, the purchase is hedged with the sale of a futures contract on the CBOT. Similarly, when we sell grain at a fixed price, the sale is hedged with the purchase of a futures contract on the CBOT. At the close of business each day, the open inventory ownership positions as well as open futures and option positions are marked-to-market. Gains and losses in the value of our inventory positions due to changing market prices are netted with and generally offset by losses and gains in the value of the our futures positions. Our grain operations rely on forward purchase contracts with producers, dealers and country elevators to ensure an adequate supply of grain to our facilities throughout the year.

Bushels contracted for future delivery at January 31, 2006 approximated 94.2 million, the majority of which is scheduled to be delivered to us for the 2005 and 2006 crop years (i.e., through September 2007).

Ethanol Operations

Our ethanol operations invest in, and provide management services to, ethanol production facilities. We have invested in three ethanol production facilities and are continuously evaluating other potential investment opportunities in the ethanol industry, as well as providing management services to other ethanol facilities. We currently provide corn origination, plant management, risk management and ethanol and DDGS marketing services to our TAAE and TACE facilities.

Our site selection criteria includes many factors, including proximity to and availability of corn and storage of corn, corn price levels, air/zoning permit requirements, state and local tax incentives, good road and rail access, competitive threats to our existing facilities, availability of natural gas and water, availability of land for construction of facility, proximity to customers for both ethanol and its by-products (DDGS and carbon dioxide).

The table below provides a summary of ethanol facilities under construction that we have invested in:

			Iroquois
	TAAE	TACE	BioEnergy

Location	Albion, MI	Clymers, IN	Rensselaer, IN
Estimated Start Date	Q3 2006	Q1 2007	Q1 2007
Nameplate Capacity (MMGY)	55	110	40
Production Process	Dry Mill	Dry Mill	Dry Mill
Primary Energy Source	Natural Gas	Natural Gas	Natural Gas
Estimated Bushels Processed (millions)	20	40	14
Estimated DDGS Production (tons)	155,000	310,000	115,000
Design / Builder	ICM	ICM	Fagen
Ownership	44%	37%	8%
Ethanol Services Provided(1)	X	X	X

(1)	For TAAE and TACE, ethanol services provided include corn origination and risk management, plant management, and DDGS and ethanol marketing. For Iroquois, only corn origination services are provided.

The Andersons Albion Ethanol LLC.  In July 2005, we invested approximately $13.1 million for a 44% interest in TAAE. We organized the creation of TAAE, are overseeing construction of the facility and have contracted to manage the facility. In September 2005, construction commenced on a 55 MMGY nameplate ethanol plant on approximately 40 acres adjacent to our Albion, Michigan grain facility. Construction is expected to be completed in the third quarter of 2006. The Albion facility is expected to process approximately 20 million bushels of corn per year and produce approximately 55 MMGY of ethanol and 155,000 tons of DDGS per year.

We will lease our Albion grain elevator facility to TAAE upon completion of the facility. We will also operate the ethanol production facility under a management contract and provide corn origination, plant management, risk management and ethanol and DDGS marketing services. We have an arrangement with TAAE under which the facility will be staffed by 35 of our employees. The Albion facility is being designed to operate on a continuous basis. We expect the Albion Facility will transport ethanol and DDGS by rail and truck, as needed and will have significant capacity for both forms of transportation. Planned logistics include on-site rail and truck loading and unloading systems. Depending on relative costs, transportation methods can be easily changed. It is located on the Northeastern edge of the Eastern Corn Belt with convenient rail access.

The Andersons Clymers Ethanol LLC.  In February 2006, we invested approximately $21.0 million for a 37% interest in TACE. We organized the creation of TACE, are overseeing construction of the facility and have contracted to manage the facility. In February 2006, construction commenced on a 110 MMGY ethanol plant on approximately 24 acres adjacent to our Clymers, Indiana grain facility. Construction is expected to be completed in the first quarter of 2007. The Clymers facility is expected to process approximately 40 million bushels of corn per year and produce approximately 110 MMGY of ethanol and 310,000 tons of DDGS per year.

We will lease our Clymers grain elevator facility to TACE upon completion of the facility. We will also operate the ethanol production facility under a management contract and provide corn origination, plant management, risk management and ethanol and DDGS marketing services. We have an arrangement with TACE under which the facility will be staffed by 38 of our employees. The Clymers facility is being designed to operate on a continuous basis. We expect the Clymers facility will transport ethanol and DDGS by rail and truck, as needed and will have significant capacity for both forms of transportation. Planned logistics include on-site rail and truck loading and unloading systems. Depending on relative costs, transportation methods can be easily changed. It is located on the Northeastern edge of the Eastern Corn Belt with convenient rail access.

Iroquois Bio-Energy Company, LLC.  We have invested $2 million for a 7.9% ownership interest in Iroquois, an ethanol plant for which construction began this year in Rensselaer, Indiana. We will also act as the corn originator for this facility. The Iroquois facility is expected to process approximately 14 million bushels of corn per year and produce approximately 40 MMGY of ethanol and 115,000 tons of DDGS per year.

We are continuing our investigation into other possible opportunities in the ethanol industry and may increase our involvement through additional investments in stand-alone facilities, investments in holding companies or contracts to provide services to new or existing facilities.

If the projected growth of the ethanol industry occurs, it could impact our grain business in potentially significant ways. It is expected to increase demand for corn, with resulting higher prices and increased competition. Our ethanol business will compete with other corn processors, ethanol producers and refiners, a number of whom will be divisions of substantially larger enterprises and have substantially greater financial resources than we do. As of June 23, 2006, the top ten producers accounted for 42.0% of the ethanol production capacity in the U.S. according to RFA. Smaller competitors, including farmer-owned cooperatives and independent firms consisting of groups of individual farmers and investors, will also pose a threat. For more information, see “Risk Factors — We face increasing competition and pricing pressure from other companies in our industries. If we are unable to compete effectively with these companies, our sales and profit margins would decrease, and our earnings and cash flows would be adversely affected.” Providing grain origination services and ethanol and DDGS marketing services to the ethanol industry is a potential growth opportunity for our grain trading operations. We also believe that the increase in demand for corn to serve the growing ethanol industry may force a reduction in the plantings of other crops, which would positively impact the Plant Nutrient Group by increasing demand for nitrogen, phosphates and potassium. The growth of corn is more dependent on these fertilizer products than soybeans or wheat.

Lansing Trade Group LLC.  In January 2003, we became a minority investor in Lansing, formerly known as Lansing Grain Company, LLC, which was formed in late 2002 with the contribution of substantially all the assets of Lansing Grain Company, which was founded in 1931. Lansing achieved 2005 revenues of approximately $1.2 billion and has trading offices in Michigan, Minnesota and Kansas. Lansing is an active trader in grain, ethanol and feed ingredients and provides risk management, storage and transportation services to its trading partners. Additionally, an affiliate of Lansing offers corn origination, merchandising, transportation, DDGS marketing and risk management services to ethanol producers. Lansing currently operates approximately 564 grain railcars and a subsidiary has 850 ethanol railcars on order. In addition, Lansing has approximately 12 million bushels of storage capacity that is either owned by Lansing or through investments in facilities and other companies owning storage capacity. Our investment in Lansing extends our reach outside of our traditional geographic region and increases our capabilities into non-storage facility based commodities trading. We hold an option to increase our investment in each of 2007 and 2008 with the potential of becoming the majority holder in 2008. In the first quarter of 2006, we made an additional investment to increase our ownership from approximately 29% to 36.1%. Our investment in Lansing is accounted under the equity method and as a result, the results of operations are not consolidated in our financial statements.

Rail Group

Our Rail Group buys, sells, leases, refurbishes and repairs various types of used railcars and rail equipment. The Rail Group also operates a custom steel fabrication business. A large portion of the railcar fleet is leased from financial lessors and sub-leased to end-users, generally under operating leases which do not appear on the balance sheet. In addition, we also arrange non-recourse lease transactions under which we sell railcars or locomotives to a financial intermediary and assign the related operating lease to the financial intermediary on a non-recourse basis. In such transactions, we generally provide ongoing railcar maintenance and management services for the financial intermediary, receiving a fee for these services. We generally hold purchase options on most railcars owned by financial intermediaries. Of the 19,185 railcars and 89 locomotives that we managed at March 31, 2006, 10,927 units or 57%, were included on the balance sheet, primarily as long-lived assets. The remaining 8,273 railcars and 74 locomotives are either in off-balance sheet operating leases or non-recourse arrangements. We also managed approximately 728 railcars for third party investors or owners at March 31, 2006. We are under contract to provide maintenance services for 15,204 of the railcars that we own or manage.

Our risk management philosophy includes the match-funding of lease commitments where possible and a detailed review of lessee credit quality. Match-funding (in relation to rail lease transactions) means matching the terms between the lease with the customer and the funding arrangement with the financial intermediary for cars where we are both lessor and lessee. The 2004 investment in TOP CAT Holding Co., a corporation which is one of our wholly owned subsidiaries, was not match-funded. Other 2005 non-recourse borrowings where railcars serve as the sole collateral for debt are also not match-funded as the terms of the debt are generally longer than the current lease terms. Generally, we complete non-recourse lease or debt transactions whenever possible to minimize credit risk. Competition for railcar marketing and fleet maintenance services is based primarily on service ability and access to both used rail equipment and third party financing. Repair and fabrication shop competition is based primarily on price, quality and location.

We have a diversified fleet of railcar types (boxcars, gondolas, covered and open top hoppers, tank cars and pressure differential cars ) and locomotives and also serve a diversified customer base. We plan to grow and continue to diversify our fleet through portfolio acquisition and open market purchases, which could include both owned and managed railcars and locomotives. We operate primarily in the used car market — purchasing used cars and repairing and refurbishing them for specific markets and customers. The recent increase in demand for railcars has allowed us to place new leases or renew existing leases at higher rates and for longer terms. Additionally, two of our railcar repair shops located in Maumee, Ohio and Darlington, South Carolina, continue to operate at high capacity doing both repair and reconfiguration work.

We outsource all of our locomotive and a large part of our railcar maintenance needs. In April 2005, we opened a third railcar repair shop in Bay St. Louis, Mississippi. In late August 2005, the shop was damaged as a result of Hurricane Katrina. The value of property that was damaged was minimal, however, our business was interrupted for a short period of time. Currently this facility is repairing cars damaged by Hurricane Katrina. Hurricane Katrina also impacted our rail marketing operations because there were two lessees in the area unable to receive railcars from us and, in addition, some of their leased railcars were damaged. The estimated losses are not expected to be material.

Lease revenues and railcar sales in our rail marketing business were $81.9 million, $53.9 million, $30.5 million and $29.5 million for 2005, 2004, 2003 and the first quarter of 2006, respectively. Sales in the railcar repair and fabrication shops were $10.1 million, $5.4 million, $4.7 million and $4.9 million for 2005, 2004, 2003 and the first quarter of 2006, respectively.

Plant Nutrient Group

Our Plant Nutrient Group is involved in purchasing, storing, formulating and selling dry and liquid fertilizer to dealers and farmers; providing warehousing and services to manufacturers and customers; formulating liquid anti-icers and deicers for use on roads and runways; distributing seeds and various farm supplies; and developing several other products for use in industrial applications within the energy and paper industries. The major fertilizer ingredients that we sell are nitrogen, phosphate and potash, all of which are readily available, although from a decreasing number of suppliers. We are utilizing our active research and development effort in the Plant Nutrient Group to transition our product and service offerings to be premium in nature. For example, we are currently exploring the sale of reagents for air pollution control technologies used in coal-fired power plants and marketing the resulting byproducts that can be used as plant nutrients.

The market area for the Plant Nutrient Group includes major agricultural states in the Midwest, North Atlantic and South. States with the highest concentration of sales are also the states where our facilities are located — Illinois, Indiana, Michigan and Ohio. Our customers are principally retail dealers. Sales of agricultural fertilizer products are heaviest in the spring and fall. The Plant Nutrient Group’s seven farm centers, located throughout Michigan, Indiana and Ohio, are located within the same regions as our other agricultural facilities. These farm centers offer agricultural fertilizer, custom application of fertilizer, and chemicals, seeds and supplies to the farmer. Storage capacity at our fertilizer facilities, including farm centers, was approximately 13.9 million cubic feet for dry fertilizers and approximately 35.8 million gallons for liquid fertilizers at March 31, 2006. We reserve 6.5 million cubic feet of our dry storage capacity for various fertilizer manufacturers and customers and 16.8 million gallons of our liquid fertilizer capacity is reserved for manufacturers and customers. The agreements for reserved space provide us with storage and handling fees and are generally for an initial term of one year, renewable at the end of each term. We also lease 0.8 million gallons of liquid fertilizer capacity under arrangements with various fertilizer dealers and warehouses in locations where we do not have facilities.

In the Plant Nutrient Group, we compete with regional and local cooperatives, fertilizer manufacturers, multi-state retail/wholesale chain store organizations and other independent wholesalers of agricultural products. Many of these competitors have considerably larger resources than we do. Competition in the agricultural products business is based principally on price, location and service. Sales of dry and liquid fertilizers (primarily nitrogen, phosphate and potash) to dealers and related merchandising revenues totaled $231.9 million, $198.7 million, $157.8 million and $42.3 million in 2005, 2004, 2003 and the first quarter of 2006, respectively. Sales of fertilizer, chemicals, seeds and supplies to farmers and related merchandising revenues totaled $39.5 million, $37.9 million, $36.8 million and $3.7 million in 2005, 2004, 2003 and the first quarter of 2006, respectively.

Turf & Specialty Group

During the third quarter of 2005, we announced a restructuring of the Turf & Specialty Group. The Turf & Specialty Group was re-focused on the professional lawn market and on areas where value can be added in the consumer and industrial markets. The Turf & Specialty Group, formerly the Processing Group, produces and markets turf and ornamental plant fertilizer and control products, and also produces and distributes corncob-based products to the chemical carrier, pet and industrial markets. Professional turf products are sold both directly and through distributors to golf courses under the Andersons Golf Products® label and lawn service applicators. We also sell consumer fertilizer and control products for “do-it-yourself” application, under private labels to mass merchandisers, small independent retailers and other lawn fertilizer manufacturers. The turf products industry is highly seasonal, with the majority of sales occurring from early spring to early summer. During the off-season, we sell ice melt products to many of the same customers that purchase consumer turf products. Principal raw materials for the turf care products are nitrogen, phosphate and potash, which are purchased primarily from our Plant Nutrient Group.

Sales of turf and ornamental plant fertilizer and control products totaled $110.1 million, $116.9 million, $123.5 million and $36.3 million in 2005, 2004, 2003 and the first quarter of 2006, respectively. We are one of a limited number of processors of corncob-based products in the U.S. These products serve the chemical and feed ingredient carrier, animal litter and industrial markets, and are distributed throughout the U.S. and Canada and into Europe and Asia. The principal sources for the corncobs are seed corn producers. Sales of corncob and related products totaled $12.4 million, $10.9 million, $10.5 million and $3.2 million in 2005, 2004, 2003 and the first quarter of 2006, respectively.

Retail Group

Our Retail Group consists of six stores operated as “The Andersons,” which are located in the Columbus, Lima and Toledo, Ohio markets and serve urban, suburban and rural customers. The retail concept is More for Your Home® and includes a full line of home center products plus a wide array of other items not available at the more traditional home center stores. In addition to hardware, home remodeling and lawn and garden products, The Andersons stores offer housewares, automotive products, sporting goods, pet products, bath soft goods and food (bakery, deli, produce, wine and specialty groceries). In 2005, we opened a meat market in our fifth store. These meat markets are operated by a third party and we earn a percentage commission on each sale. Each store carries more than 80,000 different items, has 100,000 square feet or more of in-store display space plus 40,000 or more square feet of outdoor garden center space, and features do-it-yourself clinics, special promotions and varying merchandise displays. The majority of our non-perishable merchandise is received at a distribution center located in Maumee, Ohio. Sales of retail merchandise including commissions on third-party sales totaled $182.8 million, $178.7 million, $178.6 million and $32.1 million in 2005, 2004, 2003 and the first quarter of 2006, respectively.

The Retail Group’s merchandising business is highly competitive, competing with a variety of retail merchandisers such as home centers, department stores and hardware stores. Many of these competitors have substantially greater financial resources and purchasing power than our company. The principal competitive factors are location, quality of product, price, service, reputation and breadth of selection. Our Retail Group’s business is affected by seasonal factors with significant sales occurring in the spring and during the Christmas season.

Properties and Equipment

Set forth below is information describing our principal agriculture, retail and other properties as of March 31, 2006. Except as otherwise indicated, we own all the properties. We believe that our properties, including our machinery, equipment and vehicles, are adequate for our business, well maintained and utilized, suitable for their intended uses and adequately insured.

Grain & Ethanol and Plant Nutrient Groups

The following table sets forth information regarding our Grain & Ethanol and Plant Nutrient Groups:

		Agricultural Fertilizer
	Grain Storage	Dry Storage	Liquid Storage
Location	(Bushels)	(Cubic Feet)	(Gallons)
	(In thousands)

Maumee, Ohio(3)	21,942	4,500	2,878
Toledo, Ohio Port(4)	11,196	1,800	5,623
Metamora, Ohio	5,774	—	—
Toledo, Ohio(1)	983	—	—
Lyons, Ohio	350	—	—
Lordstown, Ohio	—	530	—
Gibsonburg, Ohio(2)	—	37	349
Fremont, Ohio(2)	—	40	271
Fostoria, Ohio(2)	—	40	250
Champaign, Illinois	12,732	1,200	—
Dunkirk, Indiana	7,800	833	—
Delphi, Indiana	7,063	923	—
Clymers, Indiana(5)	4,716	—	—
Oakville, Indiana	3,450	—	—
Walton, Indiana(2)	—	435	8,690
Poneto, Indiana	—	10	5,750
Logansport, Indiana	—	83	3,652
Waterloo, Indiana(2)	—	992	1,656
Seymour, Indiana	—	720	943
North Manchester, Indiana(2)	—	25	211
Albion, Michigan(5)	2,552	—	—
White Pigeon, Michigan	2,703	—	—
Webberville, Michigan	—	1,747	5,060
Litchfield, Michigan(2)	—	30	457

Total	81,261	13,945	35,790

(1)	Facility leased.

(2)	Facility is or includes a farm center.

(3)	Includes leased facilities with a 3,842-bushel capacity.

(4)	Due to explosion and resulting fire that occurred at the leased portion of this facility in the third quarter of 2005, current capacity has been reduced from the normal 5,900 bushels to 4,650.

(5)	Planned lease to ethanol production facilities under construction.

Our grain facilities are mostly concrete and steel tanks, with some flat storage, which is primarily cover-on-first temporary storage. We also own grain inspection buildings and dryers, maintenance buildings and truck scales and dumps.

The properties in our Plant Nutrient Group consist mainly of fertilizer warehouse and distribution facilities for dry and liquid fertilizers. The Maumee, Ohio; Champaign, Illinois; Seymour, Indiana; and Walton, Indiana locations have fertilizer mixing, bagging and bag storage facilities. The Maumee, Ohio; Webberville, Michigan; Logansport, Indiana; Walton, Indiana; and Poneto, Indiana locations also include liquid manufacturing facilities.

Rail Group

In our railcar business, we own, lease or manage for financial institutions 89 locomotives and 19,185 railcars. Future minimum lease payments for the railcars and locomotives are $77.6 million with future minimum contractual lease and service income of approximately $169.0 million for all railcars, regardless of ownership. Lease terms range from one to eight years. We operate railcar repair facilities in Maumee, Ohio; Darlington, South Carolina; and Bay St. Louis, Mississippi and a steel fabrication facility in Maumee, Ohio. We also own or lease a number of switch engines, mobile repair units, cranes and other equipment.

Retail Group

The following table describes the locations and square footage of the stores in our Retail Group:

		Number of
Store Name	Location	Square Feet

Maumee Store	Maumee, Ohio	131,000
Toledo Store	Toledo, Ohio	130,000
Woodville Store*	Northwood, Ohio	100,000
Lima Store*	Lima, Ohio	117,000
Sawmill Store	Columbus, Ohio	134,000
Brice Store	Columbus, Ohio	128,000
Distribution Center*	Maumee, Ohio	245,000

*	These facilities are leased. The leases for the two stores and the distribution center are operating leases with several renewal options and provide for minimum aggregate annual lease payments approximating $1.0 million. The two store leases provide for contingent lease payments based on achieved sales volume. One store had sales triggering payments of contingent rental each of the last three years. In addition, we own a service and sales facility for outdoor power equipment adjacent to our Maumee, Ohio retail store.

Turf & Specialty Group

We own lawn fertilizer production facilities in Maumee, Ohio; Bowling Green, Ohio; and Montgomery, Alabama, and corncob processing and storage facilities in Maumee, Ohio and Delphi, Indiana. A portion of the Maumee, Ohio facility was closed in late 2005 and the milling operations were consolidated in Delphi, Indiana. We also lease a lawn warehouse facility in Toledo, Ohio.

Other

We also own an auto service center that is leased to our former venture partner. Our administrative office building is leased under a net lease expiring in 2015. We own approximately 1,147 acres of land on which the above properties and facilities are located and approximately 306 acres of farmland and land held for sale or future use.

Our real properties, machinery and equipment were subject to aggregate encumbrances of approximately $59.7 million at March 31, 2006. Additionally, 8,336 railcars and 16 locomotives are held in bankruptcy-remote entities collateralizing $95.1 million of non-recourse debt at March 31, 2006. Additions to property, including intangible assets but excluding railcar assets, for the three months ended March 31, 2006, 2005 and 2004 amounted to $2.5 million, $1.9 million and $5.5 million, respectively. Additions to our railcar assets totaled $12.3 million, $21.8 million and $4.5 million for the 3 months ended March 31, 2006, 2005 and 2004, respectively. These additions were offset by sales and financings of railcars of $13.4 million, $9.8 million and $4.9 million for the same periods.

Seasonality

The results of our operations fluctuate due to seasonality. We generally experience our lowest level of sales during the third quarter. When possible, we design production schedules to maintain uniform manufacturing activity throughout the year.

Many of our operations are dependent on weather conditions. The success of our Grain & Ethanol and Plant Nutrient Groups, for example, are highly dependent on the weather in the eastern corn belt (Ohio, Michigan, Indiana and Illinois), primarily during the spring planting season and through the summer (wheat) and fall (corn and soybean) harvests. Additionally, wet and cold conditions during the spring adversely affects the application of fertilizer and other products to golf course and other consumers which could decrease demand in our Turf & Specialty Group. These same weather conditions also adversely affect purchases of lawn and garden products in our Retail Group which generates a significant amount of their sales from these products during the spring season.

Research and Development

Our research and development program is mainly involved with the development of improved products and processes, primarily for the Turf & Specialty Group, as well as the Grain & Ethanol and Plant Nutrient Groups. We expended approximately $635,000 on research and development activities during 2005 and $650,000 in each of 2004 and 2003.

Employees

As of December 31, 2005, we employed 1,208 full-time and 1,542 part-time or seasonal employees. We believe that we have good relations with our employees. We have never experienced a labor-related work stoppage of any kind.

Government Regulation

The grain that we sell must conform to official grade standards imposed under a federal system of grain grading and inspection administered by the USDA. The production levels, markets and prices of the grains that are merchandised are materially affected by U.S. government programs, which include acreage control and price support programs of the USDA. For our investments in ethanol production facilities, the U.S. Government provides incentives to the ethanol blender and also has mandated certain volumes of ethanol to be produced. Also, under federal law, the President may prohibit the export of any product, the scarcity of which is deemed detrimental to the domestic economy, or under circumstances relating to national security. Because a portion of our grain sales are to exporters, the imposition of such restrictions could have an adverse effect upon our operations.

The U.S. Food and Drug Administration, or “FDA,” has developed bioterrorism prevention regulations for food facilities, which require that we register our grain operations with the FDA, provide prior notice of any imports of food or other agricultural commodities coming into the U.S. and maintain records to be made available upon request that identifies the immediate previous sources and immediate subsequent recipients of our grain commodities.

Like other companies engaged in similar businesses, we are subject to a multitude of federal, state and local environmental protection laws and regulations including, but not limited to, laws and regulations relating to air quality, water quality, pesticides and hazardous materials. The provisions of these various regulations could require modifications of certain of our existing plant and processing facilities and could restrict the expansion of future facilities or significantly increase the cost of our operations. We made capital expenditures of approximately $1.6 million, $1.5 million and $1.4 million in order to comply with these regulations in 2005, 2004 and 2003, respectively.

Environmental Matters and Insurance

We are subject to federal, state and local environmental laws, regulations and ordinances, including laws relating to the use, storage, discharge, and disposal of hazardous materials. Some of our operations involve air emissions, wastewater discharges, and solid and hazardous waste management and require environmental permits from governmental authorities. Governmental authorities have the power to enforce compliance with these environmental laws and permits, and noncompliance may subject us to penalties, fines or injunctions. While we endeavor to operate in compliance with environmental laws and our permits, we cannot assure you that we will not be subject to enforcement actions or material fines or penalties in the future. Other than with respect to the item described in the paragraph below, we do not anticipate material capital expenditures for environmental controls in 2006. Environmental laws and regulations generally tend to become increasingly stringent over time, however, and we cannot assure you that compliance with more stringent environmental requirements or other unforeseen environmental liabilities will not have an adverse effect on our operations.

In 2004, we received notice of an alleged violation of certain City of Toledo Municipal Code environmental regulations in connection with storm water drainage from potentially contaminated soil at our Toledo, Ohio port facility. In response, we submitted a surface water drainage plan to address the concerns raised in the notice. We have been advised by regulatory authorities that our proposed surface water drainage plan has been approved, and we have been advised by the City of Toledo, Department of Public Utilities, Division of Environmental Services that no orders or findings will be issued in connection with the notice of the alleged violation. We are keeping local authorities apprised of our drainage implementation schedule, have secured consent from required landowners and our board has approved $580,000 of expenditures to implement the plan. We have no reason to believe that implementation of the approved surface water drainage plan will materially affect our operations.

On July 1, 2005, two explosions and a resulting fire occurred at the Maumee river facility in Toledo, Ohio leased from Cargill. There were no injuries; however, a portion of the grain at the facility was destroyed along with damage to a portion of the storage capacity and the conveyor systems. We had insured the facility for full replacement cost on the property, inventory and business interruption with a total deductible of $0.25 million. We are continuing to reclaim grain, perform site clean-up, conduct necessary demolition and have begun the repair and reconstruction of the facility. We anticipate insurance recoveries for property damage, business interruption and extra expenses incurred. The majority of these insurance proceeds will not be available to us until 2006, while business losses were partially incurred in 2005. As of March 31, 2006, our costs of $3.8 million related to clean up and emergency expenses and $0.9 million in inventory losses (after deductible) have been funded by the insurance company with a $6 million advance.

Other Legal Proceedings

From time to time, we are subject to various product liability legal actions and other claims arising in the ordinary operation of our business. In the opinion of management, there are no actions, suits or proceedings, threatened or pending, which, if resolved adversely to us, will have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our directors and executive officers. Our executive officers are appointed by, and serve at the direction of, our board of directors. A brief biography of each director and executive officer follows the table.

Name	Age	Position

Dennis J. Addis	53	President, Plant Nutrient Group
Daniel T. Anderson	50	President, Retail Group
Michael J. Anderson	54	President, Chief Executive Officer and Director
Naran U. Burchinow	52	Vice President, General Counsel and Secretary
Dale W. Fallat	61	Vice President, Corporate Services
Philip C. Fox	64	Vice President, Corporate Planning
Charles E. Gallagher	64	Vice President, Human Resources
Richard R. George	56	Vice President, Controller and Chief Information Officer
Harold M. Reed	49	President, Grain & Ethanol Group
Rasesh H. Shah	51	President, Rail Group
Gary L. Smith	60	Vice President, Finance and Treasurer
Thomas Waggoner	52	President, Turf & Specialty Group
Richard P. Anderson	77	Chairman of the Board of Directors
Thomas H. Anderson	82	Director
John F. Barrett	57	Director
Robert J. King, Jr.	50	Director
Paul M. Kraus	73	Director
Donald L. Mennel	60	Director
David L. Nichols	64	Director
Dr. Sidney A. Ribeau	58	Director
Charles A. Sullivan	71	Director
Jacqueline F. Woods	58	Director

Dennis J. Addis joined the Company in 1971 and has served in positions of increasing responsibility since that time. Currently, he serves as president of the Plant Nutrient Group and from 2000 to 2005, he served as President of the Plant Nutrient Division of the Agriculture Group.

Daniel T. Anderson currently serves as President of our Retail Group, a position that he has held since 1996. He joined the Company in 1974.

Michael J. Anderson has served as our President and Chief Executive Officer since January 1999. From 1996 through 1998, he served as President and Chief Operating Officer. From 1994 through 1996, Mr. Anderson served as Vice President and General Manager of the Company’s Retail Group, and from 1990 through 1994, he served as Vice President and General Manager of our Grain Group. Mr. Anderson joined the Company in 1978. Mr. Anderson has served as a member of our board of directors since 1988. In addition, he also serves as a director of Interstate Bakeries Corporation and Fifth Third Bank, Northwest Ohio.

Naran U. Burchinow has served as Vice President, General Counsel and Secretary of the Company since December 2005. From 2003 to December 2005, he was formerly Operations Counsel of GE Commercial Distribution Finance Corporation. Prior thereto, Mr. Burchinow served as General Counsel of ITT Commercial Finance Corporation and Deutsche Financial Services from 1993 to 2003, where he was employed since 1991.

Dale W. Fallat currently serves as the Company’s Vice President of Corporate Services, a position that he has held since 1992. He joined the Company in 1967.

Philip C. Fox currently serves as the Company’s Vice President of Corporate Planning, a position that he has held since 1996. He joined the Company in 1980.

Charles E. Gallagher currently serves as the Company’s Vice President of Corporate Planning, a position that he has held since 1996. He joined the company in 1974.

Richard R. George has served as our Vice President, Controller and Chief Information Officer since 2002. From 1996 to 2002, he served as Vice President and Controller. He joined the Company in 1976.

Harold R. Reed joined the Company in 1980 and has served in positions of increasing responsibility since that time. Currently, he serves as president of the Grain & Ethanol Group and from 2000 to 2005, he served as President of the Grain Division of the Agriculture Group.

Rasesh H. Shah currently serves as President of the Company’s Rail Group, a position that he has held since 1999. He joined the Company in 1978.

Gary L. Smith has served as our Vice President, Finance and Treasurer since 1996. He joined the Company in 1980.

Thomas Waggoner joined the Company in 1986 and worked in the Retail Group in positions of increasing responsibility until 2000 when he was named as Director of Supply Chain in our Turf & Specialty Group. In 2001, he served as Director of Supply Chain/Consumer & Industrial Sales in the Turf & Specialty Group, and in 2002, Mr. Waggoner was promoted to Vice President, Sales & Marketing in our Turf & Specialty Group. In 2005 he became President of the Turf & Specialty Group, the position that he currently holds.

Richard P. Anderson currently serves as Chairman of the Board, and has served in such capacity since 1996. Mr. Anderson served as Chief Executive Officer of the Company from 1987 to 1998; Managing Partner from 1984 to 1987; and general partner and member of the Managing Committee from 1947 to 1987. Mr. Anderson has served as a director since 1988.

Thomas H. Anderson currently serves as our director. He has served as Chairman Emeritus since 1996; Chairman of the Board from 1987 until 1996; Senior Partner in 1987; and general partner and member of the Managing Committee from 1947 to 1987. Mr. Anderson has been a director of the Company since 1987.

John F. Barrett presently serves as a director of the Company. He has served as a director since 1992. Mr. Barrett is currently the Chairman, President and Chief Executive Officer of The Western and Southern Financial Group, and previously served as President and Chief Operating Officer and Executive Vice President and Chief Financial Officer of the Company. Mr. Barrett also serves as a director of Convergys Corp., Inc. and Fifth Third Bancorp.

Robert J. King, Jr. has served as our director since 2005. Mr. King is currently the Managing Director of Western Reserve Partners LLC. From 2002 through 2004, he served as Regional President of Fifth Third Bank and from 1997 to 2002, he was the Chairman, President and Chief Executive Officer of Fifth Third Bank (Northeastern Ohio). Mr. King is also a director of Shiloh Industries, Inc. and MTD Holdings Inc.

Paul M. Kraus has served as a director of the Company since 1988. Mr. Kraus is currently Of Counsel to the Toledo, Ohio law firm of Marshall & Melhorn, LLC, where he has been a member since 1962.

Donald L. Mennel has served as a director of the Company since 1998. Mr. Mennel is currently the President and Treasurer of The Mennel Milling Company, where he has served in such capacity since 1984. Mr. Mennel has served as a member of the Federal Grain Inspection Service Advisory Board and a past chairman of the Eastern Soft Wheat Technical Board.

David L. Nichols has served as a director of the Company since 1995. From 2000 through 2005, Mr. Nichols served as President and Chief Operating Officer of the Rich’s Lazarus Goldsmith’s Macy’s Division of Federated Department Stores, Inc. Prior thereto, Mr. Nichols served as Chairman and Chief Executive Officer of Mercantile

Stores, Inc. Mr. Nichols is also a director of R. G. Barry Corporation and a past director of the Federal Reserve Bank, Cleveland, Ohio.

Dr. Sidney A. Ribeau has served as a director of the Company since 1997. He currently serves as President of Bowling Green State University, where he has held such position since 1995. Prior thereto, Dr. Ribeau was Vice President for Academic Affairs at California State Polytechnic University, Pomona, California. Dr. Ribeau is also a director of Worthington Industries, Inc. and Convergys Corp., Inc.

Charles A. Sullivan has served as a director since 1996. Currently retired, Mr. Sullivan formerly served as Chairman of the Board and Chief Executive Officer of Interstate Bakeries Corporation. In addition, he served as a director of UMB Bank of Kansas City, Missouri and advisory director of Plaza Belmont, LLC.

Jacqueline F. Woods has served as a director since 1999. Currently retired, Ms. Woods formerly served as President of Ameritech Ohio (subsequently renamed AT&T Ohio). Ms. Woods also serves as director of The Timken Company.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock: (1) immediately prior to the consummation of this offering; and (2) as adjusted to reflect the sale of the shares of common stock by us and the selling shareholders in this offering by:

•	each of our Named Executive Officers;

•	each of our directors;

•	each person that is a beneficial owner of more than 5% of our outstanding common stock; and

•	all directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder. Percentage of beneficial ownership is based on 15,277,460 shares of our common stock outstanding as of June 28, 2006, and 17,277,460 shares of our common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated otherwise in the footnotes, the address of each individual listed in the table is c/o The Andersons, Inc., 480 W. Dussel Drive, Maumee, Ohio 43537.

We have been advised by each selling shareholder that he, she or it is not a broker/dealer or affiliate of a broker/dealer.

	Shares Beneficially Owned		Number of	Shares Beneficially Owned After
	Prior to the Offering		Shares	the Offering
Name and Address of Beneficial Owner	Number	Percentage	Offered	Number	Percentage

Dennis J. Addis	86,024	*	—	86,024	*
Michael J. Anderson	538,119	3.5%	20,000	518,119	3.0%
Naran U. Burchinow	—	*	—	—	*
Harold M. Reed	114,770	*	—	114,770	*
Rasesh H. Shah	96,548	*	—	96,548	*
Richard P. Anderson	869,518	5.6%	180,000	689,518	4.0%
Thomas H. Anderson	482,284	3.2%	—	482,284	2.8%
John F. Barrett	46,430	*	—	46,430	*
Robert J. King Jr.	1,000	*	—	1,000	*
Paul M. Kraus(1)	216,692	1.4%	28,000	188,692	1.1%
Donald L. Mennel	42,190	*	—	42,190	*
David L. Nichols	32,000	*	—	32,000	*
Dr. Sidney A. Ribeau	30,054	*	—	30,054	*
Charles A. Sullivan	55,654	*	—	55,654	*
Jacqueline F. Woods	30,924	*	—	30,924	*
Advisory Research, Inc.(2)	970,990	6.4%	—	970,990	5.6%
Dale W. Fallat	43,696	*	2,000	41,696	*
Charles E. Gallagher	28,576	*	10,000	18,576	*
Richard R. George	65,176	*	10,000	55,176	*
Gary L. Smith	57,112	*	10,000	47,112	*
All directors and executive officers as a group (22 persons)	3,236,636	20.1%	280,000	2,956,636	16.6%

*	Less than 1%.

(1)	Includes shares to be sold by Ms. Carol A. Kraus, spouse of Paul M. Kraus.

(2)	The address of Advisory Research, Inc. is 180 North Stetson Street, Suite 5500, Chicago Illinois 60601. The information in the table with respect to Advisory Research, Inc. is as of the date of the most recent filing by Advisory Research, Inc. with the SEC and is based solely on information contained in such filing.

DESCRIPTION OF CAPITAL STOCK

The discussion set forth below describes the most important terms of our capital stock, our amended and restated articles of incorporation, or our articles of incorporation, our amended and restated code of regulations, or our code of regulations, and the applicable provisions of Ohio law, our state of incorporation, that will be in effect upon the completion of the offering. Because it is only a summary, it does not contain all of the information that may be important to you and does not describe all provisions of our capital stock, articles of incorporation, code of regulations or Ohio law. For a more thorough understanding of the terms of our capital stock, you should refer to our articles of incorporation and code of regulations, copies of which have been incorporated by reference as exhibits to the registration statement of which the prospectus is a part, and to the applicable provisions of Ohio law.

Pursuant to our articles of incorporation, our authorized capital stock consists of 25,000,000 shares of common stock, no par value per share, and 1,000,000 shares of preferred shares, no par value per share. Upon completion of this offering, there will be approximately 17,277,460 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Set forth below is a brief discussion of the principal terms of our common stock:

Dividend Rights

Holders of shares of our common stock will be entitled to receive dividends and other distributions in cash, stock or property of ours as may be declared by our board of directors from time to time, out of our assets or funds legally available for dividends or other distributions. Our board of directors has adopted a dividend practice, which reflects an intention to distribute a portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures, subject to board of director approval and loan covenant restrictions, as regular quarterly dividends to our shareholders. The historical dividend practice may be modified or ended at any time in the absolute discretion of our board of directors, depending on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as the board of directors may deem relevant. See “Price Range of our Common Stock and Dividends” for a complete description of the dividends we expect to declare on shares of our common stock.

Voting Rights

Each outstanding share of our common stock will be entitled to one vote on all matters submitted to a vote of the shareholders. There is no cumulative voting.

Preemptive or Similar Rights

The holders of our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding up of our business, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of preferred stock, if any, then outstanding.

Nasdaq Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “ANDE.”

Preferred Stock

The board of directors has the sole authority, without further action by the shareholders, to issue up to 1,000,000 shares of preferred stock in one or more series or classes of preferred shares and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The satisfaction of any dividend preference on outstanding preferred shares would reduce the amount of funds available for the payment of dividends on our common stock. In addition, holders of preferred shares may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of our business before any payment is made to holders of our common stock, and may receive voting and conversion rights that could adversely affect the holders of our common shares. Under certain circumstances, the issuance of preferred shares may make it more difficult or tend to discourage a merger, tender offer or proxy contest. There are currently no shares of preferred shares outstanding and we have no present plan to issue any shares of preferred stock.

Anti-takeover Effects of our Articles of Incorporation and Code of Regulations

Our articles of incorporation and code of regulations contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Shareholder Action

Our code of regulations provides that shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent in lieu of a meeting. Our code of regulations provide that special meetings of the shareholders may be called by our Chairman of the board of directors, President or by a majority of our directors then in office. Shareholders are not permitted to call a special meeting or to require our board of directors to call a special meeting of the shareholders. A shareholder could not force shareholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of the shareholders prior to the time our Chairman of the board of directors, President or a majority of the whole Board of Directors believes such consideration to be appropriate.

Advance Notice Procedures

Our code of regulations establishes an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the board of directors. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring such business before the meeting. To be timely, a shareholder must deliver notice to our Secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of our shareholders, unless the record date of the annual meeting of our shareholders is more than 30 days prior to or more than 60 days after the anniversary date. In such case, the notice must be delivered to our Secretary at our principal executive offices not earlier than 120 days prior to the annual meeting of our shareholders and not later than the close of business on the later of the 90th day prior to the annual meeting of our shareholders or the 10th day following the day of public announcement of the date of the annual meeting of shareholders. Although the code of regulations do not give our board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the code of regulations have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Number of Directors; Removal; Vacancies

Our code of regulations provides that the number of directors will be set by resolution of our board of directors adopted by the affirmative vote of two-thirds of the directors then in office. Our code of regulations further provides that generally vacancies or newly created directorships may only be filled by a resolution approved by two-thirds of the directors then in office. The provisions regarding the number of directors, removal and filling of newly-created directorships and vacancies, each of which may not be amended, altered, changed or repealed in any respect without the affirmative vote of two-thirds of our shareholders, prevent shareholders from creating additional directorships and filling the resulting vacancies with their own nominees.

Super-Majority Approval Requirements

Our code of regulations provide that the affirmative vote of holders of at least two-thirds of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a super-majority vote to approve amendments to our code of regulations could enable a minority of our shareholders to exercise veto power over any such amendments.

Fair Price Provisions

Our articles of incorporation provide certain protections for our shareholders in the event that a person becomes a “controlling person” and seeks to implement a “business combination” of our company with such person. Our articles provide a special vote, in addition to whatever other vote may be required, of two-thirds of the outstanding shares of common stock not held by the controlling person, in order to approve such transaction. This special vote is not required if a minimum price per share is to be paid to those holders of common shares who do not vote in favor of the business combination and whose proprietary interest will be terminated in connection with such business combination, and if a proxy statement is distributed for purposes of soliciting shareholder approval of the business combination. This provision is intended to prevent unfair pricing or other tactics that might occur if a person in control of our company negotiates a business combination with the company. This special vote is not required if our board of directors, by affirmative vote of two-thirds of the directors, approves a business combination initiated by a controlling person and determines that the transaction is in the best interests of the company.

A “controlling person” is defined as any person who “beneficially owns” more than 10% of our common shares. “Beneficially owns” is defined broadly to include all forms of ownership and all types of arrangements that give a person, either directly or indirectly, actual or potential voting rights or investment decision authority with respect to the company’s common shares.

“Business combination” includes virtually every transaction between a controlling person (and certain of such person’s affiliates and associates) and the company (or a subsidiary of the company) that would involve a combination of the business operations or assets of such persons. The phrase also encompasses reclassifications and recapitalizations involving our common shares that occur within three years after a person becomes a controlling person.

“Minimum Price Per Share” is defined as the higher of (i) the highest gross per share price paid or agreed to be paid within three years prior to the record date set for voting on the business combination to acquire any of our common shares beneficially owned by a controlling person, or (ii) the highest per share market price of our common shares during such three-year period.

By its terms, this provision cannot be amended, altered, changed or repealed in any respect without the affirmative vote of at least two-thirds of shareholders (excluding any controlling person’s interests).

Business Combinations

Our articles of incorporation provide that if a proposal is made that we enter into a merger or consolidation with any other corporation (other than one of our direct or indirect wholly-owned subsidiaries), or sell or otherwise dispose of all or substantially all of our assets or business in one transaction or a series of transactions, or liquidate or dissolve, the affirmative vote of the holders of at least two-thirds of our outstanding shares will be required for the approval of such proposal. The foregoing does not apply to any such merger, consolidation, sale, disposition, liquidation or dissolution which is approved by resolution of two-thirds of our directors then in office, if the majority of the members of our board of directors adopting such resolution were members of our board of directors prior to the public announcement of the proposed merger, consolidation, sale, disposition, dissolution or liquidation and prior to the public announcement of any transaction relating to such merger, consolidation, sale, disposition, dissolution or liquidation. If such approval is granted, then such transaction will only require the additional approval, if any, that is otherwise required under the other provisions of our articles of incorporation and under applicable law.

Control Share Acquisitions

Our articles of incorporation provide that a “control share acquisition” of our common shares can only be made with the prior approval of our shareholders. A “control share acquisition” is defined as any acquisition of our shares that, when added to all other shares of the company owned by the acquiror, would entitle the acquiror to exercise levels of voting power in the following ranges: one-fifth or more but less than one-third, one-third or more but less than a majority, and a majority or more.

The acquiror may make the proposed control share acquisition only if both of the following occur: (i) our shareholders authorize the acquisition by an affirmative vote at a special meeting of (a) a majority of the voting power of the company represented at the meeting in person or by proxy and (b) a majority of the portion of such voting power, excluding the voting power of shares that may be voted by the acquiror, by any officer of the corporation elected or appointed by the directors and by any employee of the company who is also a director; and (ii) the proposed control share acquisition is consummated no later than 360 days following the shareholders’ authorization of such acquisition.

This provision does not apply to an acquisition of shares by any shareholder or group of shareholders who were shareholders at the time our articles of incorporation were amended and restated, or to any acquisition of shares by certain affiliates of any such shareholder or group of shareholders. This provision will begin to apply to such shareholders and affiliates, however, from and after the point at which they collectively own less than 25% of our common shares.

Transactions with Interested Shareholders

Our articles of incorporation prevent an “interested shareholder” (defined generally as a person owning 10% or more of our common shares) from engaging in an “interested shareholder transaction” (generally, a merger, consolidation, sale, lease or other disposition of substantial assets either by the company to the interested shareholder or vice versa, certain reclassifications of our shares, or a loan or other financial benefit to the interested shareholder not shared pro rata with other shareholders) with us for three years following the date that person became an interested shareholder unless (i) before that person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder, (ii) upon the consummation of the transaction that resulted in the shareholder becoming an interested shareholder, such shareholder owned 85% or more of our outstanding common shares (excluding shares owned by our officers and by certain employee share plans) or (iii) our board of directors approves the interested shareholder transaction.

This provision does not apply to an acquisition of shares by any shareholder or group of shareholders who were shareholders at the time our articles of incorporation were amended and restated, or to any acquisition of shares by certain affiliates of any such shareholder or group of shareholders. This provision will begin to apply to such shareholders and affiliates, however, from and after the point at which they collectively own less than 25% of our common shares.

By its terms, this provision cannot be amended, altered, changed or repealed in any respect without the affirmative vote of at least two-thirds of our shareholders (excluding any interested shareholder’s interests).

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Factors for Consideration by our Board of Directors in a Takeover Context

Section 1701.59 of the Ohio General Corporation Law allows our directors, in the context of an unsolicited takeover proposal, to consider the interests of our employees, suppliers, creditors and customers, the economy of the state and the nation, community and societal considerations, and the long-term as well as the short term interests of our company and shareholders, including the possibility that such interests may best be served by our continued independence.

Director and Officer Indemnification and Limitation on Liability

Our articles of incorporation and code of regulations permit us to indemnify our officers and directors to the greatest extent permitted by applicable law. Our code of regulations provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, other than an action by or in the right of our company, because of his or her status as a director, officer or employee of our company, or service at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against all expenses, liabilities and losses reasonably incurred by such person if such person acted in good faith and in a manner he or she believed to be in or not opposed to the best interest of the company and, in the context of a criminal proceeding, had no reason to believe his or her action was unlawful. Our code of regulations also provides for indemnification for any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of our company to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, or employee of the company, or is or was serving at the request of the company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses reasonably incurred by such person if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company, except that no indemnification shall be made, unless a court of common pleas or the court in which such action was brought determines that such person is fairly and reasonably entitled to indemnity, if such person is adjudged to be liable for negligence in the performance of such person’s duties to the company or for any action or suit in which the only liability asserted against such person is related to unlawful loans, dividends or distributions. Further, our code of regulations provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of the company or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers or controlling persons pursuant to the provisions described in the preceding paragraph, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Transfer Agent and Registrar

Our transfer agent and registrar is Computershare Investor Services, LLC, 2 North LaSalle Street, Chicago, Illinois 60602.

CERTAIN UNITED STATES TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF COMMON STOCK

The following discussion of certain material U.S. federal income and estate tax considerations related to the ownership and disposition of our common stock by non-U.S. Holders is for general information only.

As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	An individual citizen or resident of the United States;

•	A corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	An estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	A trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase shares of our common stock. This discussion does not consider:

•	U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

•	Any tax consequences arising under the laws of any state, locality or non-U.S. jurisdiction;

•	The tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a non-U.S. Holder;

•	Special tax rules that may apply to selected non-U.S. Holders, including without limitation, partnerships or other pass-through entities for U.S. federal income tax purposes, banks or other financial institutions, insurance companies, dealers in securities, traders in securities, tax-exempt entities and certain former citizens or residents of the U.S.;

•	Special tax rules that may apply to a non-U.S. Holder that holds our common stock as part of a “straddle, “hedge” or “conversion transaction;” or

•	A non-U.S. Holder that does not hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally property held for investment).

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the final and temporary Treasury Regulations promulgated there under and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We have not requested a ruling from the U.S. Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock to a non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

WE STRONGLY URGE PROSPECTIVE INVESTORS TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR

PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

We anticipate paying cash dividends on our common stock in the foreseeable future. See “Price Range of our Common Stock and Dividends.” Distributions paid on shares of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a return of capital, up to the holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “— Gain on Disposition of Common Stock.”

To the extent treated as dividends for U.S. federal income tax purposes, distributions paid to non-U.S. holders on our common stock generally will be subject to U.S. withholding tax at a 30% rate or, if an income tax treaty applies, a lower rate specified by the treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where an income tax treaty applies, are attributable to a United States permanent establishment or fixed base of the non-U.S. holder) will not be subject to U.S. withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is a not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities other than individuals. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or exclusion from withholding under an income tax treaty but that did not timely provide required certifications or satisfy other requirements, or that has received a distribution subjected to withholding on an amount in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of our common stock, unless:

•	The gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base of the non-U.S. holder maintained in the United States; or

•	The non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met; or

•	We are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held our common stock.

A non-U.S. Holder that is an individual described in the first bullet above will be subject to tax on any gain derived from the sale, exchange or other disposition under regular graduated U.S. federal income tax rates. A non-U.S. Holder that is an individual described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, exchange or other disposition, which may be offset by U.S. source capital losses (even though such non-U.S. Holder is not considered a resident of the U.S.). A non-U.S. Holder that is a corporation described in the first bullet above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on its effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as specified by an applicable income tax treaty, subject to adjustments.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “United States real property holding corporation” generally will not apply to a non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable five-year period, constituted 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We believe we have never been, are not currently, and are not likely to become a United States real property holding corporation for U.S. federal income tax purposes, although no assurance can be given that we will not become one.

Income or Gain Effectively Connected With a U.S. Trade or Business

If a non-U.S. holder of our common stock is engaged in a trade or business in the United States and if dividends or gain realized on the sale, exchange or other disposition of the common stock is effectively connected with the non-U.S. holder’s conduct of such trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.), the non-U.S. holder, although exempt from U.S. withholding tax (provided that the requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a resident of the United States. The non-U.S. holder will be required, under currently effective Treasury regulations, to provide a properly executed Internal Revenue Service Form W-8ECI or successor form in order to claim an exemption from U.S. withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of its effectively connected earnings and profits for the taxable year.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. Holder at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the U.S. Internal Revenue Service and to each non-U.S. Holder the amount of dividends paid to that holder and the tax withheld, if any, with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the non-U.S. Holder is a resident under the provisions of an applicable treaty.

A non-U.S. holder will be subject to U.S. federal backup withholding, currently at a 28% rate, for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder and the payor does not have actual knowledge or reason to know that such holder is a United States person, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a redemption) of our common stock within the United States, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner thereof is a non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

Non-U.S. Holders should consult their own tax advisors regarding application of information reporting and backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from information reporting and backup withholding under current Treasury regulations.

UNDERWRITING

We, the selling shareholders and the underwriters for this offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of our common stock set forth opposite its name below. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares.

Name	Number of Shares

BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Piper Jaffray & Co.
Stephens Inc.
Stifel, Nicolaus & Company, Incorporated

Total	2,280,000

Of the 2,280,000 shares to be purchased by the underwriters, 2,000,000 shares will be purchased from us and 280,000 shares will be purchased from the selling shareholders.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain securities dealers at that price, less a discount not to exceed $      per share. The underwriters may allow, and these dealers may re-allow, a discount not more than $      per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, the underwriters may change this offering price and other selling terms.

We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 342,000 additional shares of our common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise these options only to cover over-allotments, if any, made in connection with this offering. The Company will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 2,280,000 shares of common stock are being offered.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

The shares of our common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to expiration of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

The following table shows the per share and total underwriting discount we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

Total
Without
		Over-	With
	Per Share	Allotment	Over-Allotment

Public Offering Price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

We estimate that the total expenses of this offering, excluding underwriting discount, will be approximately $500,000, which includes legal, accounting and printing costs and various other fees associated with registration and listing of our common stock. Such expenses are payable by us.

We, our executive officers and directors have each agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock for a period of 90 days from the date of this prospectus, without the prior written consent of BB&T Capital Markets and Piper Jaffray & Co. This consent may be given at any time without public notice.

BB&T Capital Markets and Piper Jaffray & Co. may, in their sole discretion, and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. In determining whether to consent to a request to release shares from the lock-up, BB&T Capital Markets and Piper Jaffray & Co. would consider the circumstances related to the proposed sale on a case-by-case basis. These circumstances are likely to include the current equity market condition, the performance of the price of our common stock since the offering, the likely impact of any release or waiver on the price of our common stock, the number of shares requested to be sold, and the requesting party’s reason for making the request.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the “Exchange Act.”

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters (and selling group members) may also engage in passive market marking transactions in common stock on the Nasdaq Global Market. Passive market making consists of displaying bids on the Nasdaq Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of the net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

In the ordinary course of certain of the underwriters’ respective businesses, the underwriters and their affiliates have engaged and may engage in commercial investment banking and other advisory transactions with us and our affiliates for which they have received and will receive customary fees and expenses.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, it has not made and will not make an offer of our common stock to the public in that relevant member state prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that it may, with effect from and including the relevant implementation date, make an offer of our common stock to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of our common stock located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of our common stock through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus supplement. Accordingly, no purchaser of our common stock, other than the underwriters, is authorized to make any further offer of our common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, or Qualified Investors, that are also (i) investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as, relevant persons). This prospectus is confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. The underwriters are represented by Hunton & Williams LLP.

EXPERTS

The financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005 included in this Prospectus have been so included in reliance on the report(s) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet website at http://www.sec.gov. We currently provide annual reports to our shareholders that include financial information reported on by our independent public accountants.

We have filed a registration statement on Form S-3 with the SEC. This prospectus is a part of the registration statement but does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information we filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this prospectus, unless and until that information is updated and superceded by the information contained in this prospectus or any information subsequently incorporated by reference. The documents incorporated by reference are those documents we have previously filed with the SEC, excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act. These documents contact important information about us and our financial performance.

We incorporate by reference the documents listed below:

1. Our annual report on Form 10-K, for the fiscal year ended December 31, 2005, filed on March 14, 2006.

2. Our quarterly report on Form 10-Q, for the quarterly period ended March 31, 2006, filed on May 10, 2006.

3. Portions of our proxy statement filed on March 17, 2006 that have been incorporated by reference into our annual report on Form 10-K.

4. Our current reports on Form 8-K, filed on May 15, 2006 (to disclose approval of a two-for-one stock split for holders of record on June 1, 2006 under Item 8.01); February 9, 2006 (to disclose issuance of a press release reporting fourth quarter and fiscal year 2005 earnings under Item 8.01) and January 5, 2006 (to disclose off-balance sheet arrangement with wholly-owned subsidiary under Items 1.01 and 2.03 and related agreements under Item 9.01).

We will provide to you without charge, upon written or oral request, a copy of any or all of these documents that have been incorporated by reference, other than exhibits, unless such exhibits have been specifically incorporated by reference. Requests for such documents should be made to:

The Andersons, Inc.
c/o Investor Relations
480 W. Dussel Drive
Maumee, Ohio 43537
Telephone: (419) 893-5050

We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or (1) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of the registration statement and (2) after the date of this prospectus and prior to the closing of the offering made hereby. Those documents will become a part of this prospectus from the date that the documents are filed with the SEC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
The Andersons, Inc.:

We have completed integrated audits of The Andersons, Inc.’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of The Andersons, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Toledo, Ohio
March 14, 2006, except as to Note 14, and the effects of the stock split described in the second paragraph of Note 1 to the consolidated financial statements, which are as of June 29, 2006.

The Andersons, Inc.

Consolidated Statements of Income

	Year Ended December 31
	2005	2004	2003
	(In thousands, except per common share data)

Sales and merchandising revenues	$1,296,652	$1,266,932	$1,239,005
Cost of sales and merchandising revenues	1,098,506	1,077,833	1,074,911

Gross profit	198,146	189,099	164,094
Operating, administrative and general expenses	153,759	154,895	143,129
Interest expense	12,079	10,545	8,048
Other income / gains:
Other income — net	4,683	4,973	4,701
Equity in earnings of affiliates	2,321	1,471	347

Income before income taxes	39,312	30,103	17,965
Income tax provision	13,225	10,959	6,264

Net income	$26,087	$19,144	$11,701

Per common share:
Basic earnings	$1.76	$1.32	$.82

Diluted earnings	$1.70	$1.28	$.80

Dividends paid	$.165	$.1525	$.14

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.

Consolidated Balance Sheets

	December 31
	2005	2004
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$13,876	$8,439
Restricted cash	3,936	1,532
Accounts and notes receivable:
Trade receivables, less allowance for doubtful accounts of $2,106 in 2005; $2,136 in 2004	74,436	64,458
Margin deposits	8,855	1,777

	83,291	66,235
Inventories	240,806	251,428
Railcars available for sale	5,375	6,937
Deferred income taxes	2,087	2,650
Prepaid expenses and other current assets	23,170	21,072

Total current assets	372,541	358,293
Other assets:
Pension asset	10,130	6,936
Other assets and notes receivable, less allowance for doubtful notes receivable of $32 in 2005; $173 in 2004	8,393	10,464
Investments in and advances to affiliates	20,485	4,037

	39,008	21,437
Railcar assets leased to others, net	131,097	101,358
Property, plant and equipment, net	91,498	92,510

	$634,144	$573,598

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$12,400	$12,100
Accounts payable for grain	80,945	87,322
Other accounts payable	72,240	66,208
Customer prepayments and deferred revenue	53,502	50,105
Accrued expenses	27,684	24,320
Current maturities of long-term debt — non-recourse	19,641	10,063
Current maturities of long-term debt	9,910	6,005

Total current liabilities	276,322	256,123
Deferred income and other long-term liabilities	1,131	1,213
Employee benefit plan obligations	14,290	14,123
Long-term debt — non-recourse, less current maturities	88,714	64,343
Long-term debt, less current maturities	79,329	89,803
Deferred income taxes	15,475	14,117

Total liabilities	475,261	439,722
Shareholders’ equity:
Common shares, without par value, 25,000 shares authorized Issued — 16,860 shares no par value	84	84
Additional paid-in capital	70,121	67,960
Treasury shares, at cost (1,820 in 2005; 2,154 in 2004)	(13,195)	(12,654)
Accumulated other comprehensive loss	(455)	(397)
Unearned compensation	(259)	(119)
Retained earnings	102,587	79,002

	158,883	133,876

	$634,144	$573,598

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31
	2005	2004	2003
	(In thousands)

Operating activities
Net income	$26,087	$19,144	$11,701
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,888	21,435	15,139
Unremitted earnings of affiliates	(443)	(854)	(353)
(Gain) loss on disposal of property, plant and equipment	540	(431)	(273)
Realized and unrealized gains on railcars and related leases	(7,682)	(3,127)	(2,146)
Deferred income taxes	1,964	3,184	382
Other	407	739	446
Changes in operating assets and liabilities:
Accounts and notes receivable	(17,056)	2,311	(8,814)
Inventories	10,622	8,327	(3,480)
Prepaid expenses and other assets	(4,647)	(2,731)	(6,266)
Accounts payable for grain	(6,377)	(992)	12,893
Other accounts payable and accrued expenses	11,577	15,487	24,864

Net cash provided by operating activities	37,880	62,492	44,093
Investing activities
Purchases of property, plant and equipment	(11,927)	(13,201)	(11,749)
Purchases of railcars	(98,880)	(45,550)	(20,498)
Proceeds from sale or financing of railcars and related leases	69,070	45,640	16,710
Investment in affiliate	(16,005)	(675)	(1,182)
Change in restricted cash	(2,404)	(1,532)	—
Proceeds from disposals of property, plant and equipment	658	1,386	607
Acquisition of business	—	(85,078)	—

Net cash used in investing activities	(59,488)	(99,010)	(16,112)
Financing activities
Net increase (decrease) in short-term borrowings	300	(35,900)	(22,000)
Proceeds from issuance of long-term debt	2,717	14,678	2,916
Proceeds from issuance of non-recourse, securitized long-term debt	46,566	86,400	—
Payments of long-term debt	(9,286)	(6,449)	(9,385)
Payments of non-recourse, securitized long-term debt	(12,617)	(11,994)	—
Change in overdrafts	887	(2,307)	3,126
Payment of debt issuance costs	(268)	(4,704)	—
Proceeds from sale of treasury shares under stock compensation plans	1,199	1,004	964
Dividends paid	(2,453)	(2,215)	(2,009)
Purchase of treasury shares	—	—	(1,244)

Net cash provided by (used in) financing activities	27,045	38,513	(27,632)

Increase in cash and cash equivalents	5,437	1,995	349
Cash and cash equivalents at beginning of year	8,439	6,444	6,095

Cash and cash equivalents at end of year	$13,876	$8,439	$6,444

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.

Consolidated Statements of Shareholders’ Equity

				Accumulated
		Additional		Other
	Common	Paid-in	Treasury	Comprehensive	Unearned	Retained
	Shares	Capital	Shares	Loss	Compensation	Earnings	Total
	(In thousands, except per share data)

Balances at January 1, 2003	84	$66,662	(12,558)	$(815)	$(73)	$52,465	$105,765

Net income						11,701	11,701
Other comprehensive income:
Cash flow hedge activity				460			460

Comprehensive income							12,161
Stock awards, stock option exercises, and other shares issued to employees and directors, net of income tax of $387 (258 shares)		517	684		(237)		964
Amortization of unearned compensation					190		190
Purchase of treasury shares (200 shares)			(1,244)				(1,244)
Dividends declared ($.1425 per common share)						(2,045)	(2,045)

Balances at December 31, 2003	84	67,179	(13,118)	(355)	(120)	62,121	115,791

Net income						19,144	19,144
Other comprehensive income:
Cash flow hedge activity				(42)			(42)

Comprehensive income							19,102
Stock awards, stock option exercises, and other shares issued to employees and directors, net of income tax of $1,147 (302 shares)		781	464		(241)		1,004
Amortization of unearned compensation					242		242
Dividends declared ($.155 per common share)						(2,263)	(2,263)

Balances at December 31, 2004	84	67,960	(12,654)	(397)	(119)	79,002	133,876

Net income						26,087	26,087
Other comprehensive income:
Minimum pension liability (net of $61 income tax)				(106)			(106)
Cash flow hedge activity				48			48

Comprehensive income							26,029
Stock awards, stock option exercises, and other shares issued to employees and directors, net of income tax of $2,569 (336 shares)		2,161	(541)		(421)		1,199
Amortization of unearned compensation					281		281
Dividends declared ($.1675 per common share)						(2,502)	(2,502)

Balances at December 31, 2005	84	$70,121	(13,195)	$(455)	$(259)	$102,587	$158,883

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.

Notes to Consolidated Financial Statements

1.	Basis of Financial Presentation

These consolidated financial statements include the accounts of The Andersons, Inc. and its wholly-owned subsidiaries (the “Company”). All significant intercompany accounts and transactions are eliminated in consolidation.

On June 28, 2006 the Company effected a two-for-one stock split. Common share amounts (and per share amounts) have been retroactively restated to reflect this split. In the first quarter of 2006 we re-aligned our business segments by separating the Agricultural Group into two distinct segments, the Grain & Ethanol Group and the Plant Nutrient Group. The decision to change the Company’s Agriculture segment was made in order to provide more meaningful information as the Grain & Ethanol Group is redeploying certain of its assets and investing in new assets into supporting the ethanol market. Footnote 14 has been adjusted to reflect this change.

2.	Summary of Significant Accounting Policies

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid debt instruments purchased with an initial maturity of three months or less. The carrying values of these assets approximate their fair values.

Restricted cash is held as collateral for the non-recourse debt issued in 2004 as well as the $41 million additional non-recourse debt issued in 2005 by TARO I, a wholly owned subsidiary of the Company, described further in Note 8.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and may bear interest if past due. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience by industry. We review our allowance for doubtful accounts quarterly. Past due balances over 90 days and greater than a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis.

Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance sheet credit exposure related to our customers.

Inventories and Inventory Commitments

Grain inventories include owned bushels of grain, the value of forward contracts to buy and sell grain, and exchange traded futures and option contracts used to hedge the value of both owned grain and forward contracts. Each of these grain inventory components is marked to the market price. The forward contracts require performance in future periods. Contracts to purchase grain from producers generally relate to the current or future crop years for delivery periods quoted by regulated commodity exchanges. Contracts for the sale of grain to processors or other consumers generally do not extend beyond one year. The terms of contracts for the purchase and sale of grain are consistent with industry standards.

All other inventories are stated at the lower of cost or market. Cost is determined by the average cost method.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

Investments In and Advances To Affiliates and Related Party Transactions

The Company holds investments in five limited liability companies that are accounted for under the equity method. The Company’s equity in these entities is presented at cost plus its accumulated proportional share of income/loss less any distributions it has received. The Company’s share of income on its investment in these entities aggregated $2.3 million in 2005, $1.5 million in 2004 and $0.3 million in 2003.

In January 2003, the Company invested $1.2 million in Lansing Grain Company, LLC (“LGC”) for a 15.1% interest. Lansing Grain Company, LLC was formed in late 2002 and includes the majority of the assets of the Lansing Grain Company. The terms of the Company’s investment include options to increase its investment in each of the four years following the initial investment with the potential of attaining majority ownership in 2008. Under this option agreement, the Company contributed an additional $0.7 million in the first quarter of 2004 and $0.9 million in the first quarter of 2005, bringing its ownership up to approximately 29.0%. In January 2006, the Company’s ownership interest increased to 36.1%.

The Company invested $13.1 million for a 44% interest in The Andersons Albion Ethanol LLC (“TAAE”) in the third quarter of 2005. The Company’s share of the underlying equity in the net assets of TAAE is $15.1 million. The difference is a result of services contributed by the Company that have been capitalized by TAAE. The Company plans to lease its Albion, Michigan grain facility to the LLC upon completion of a 55 million gallon-per-year ethanol production facility. The Company will operate the ethanol facility under a management contract and provide origination, marketing and risk management services also under contracts with the LLC. In 2005, the Company recognized income of $0.3 million relating to the management agreement noted above.

In 2005, the Company invested $2.0 million for a 7.9% interest in Iroquois Bio-Energy Company LLC (IBEC). The Company holds a contract for the originations of grain into the facility for which it will be separately compensated.

In February 2006, the Company invested $21.0 million for a 37% interest in The Andersons Clymers Ethanol LLC which is constructing a 110 million gallon-per-year ethanol production facility adjacent to the Company’s Clymers, Indiana grain facility. Upon completion, the Company will operate the ethanol facility under a management agreement contract and provide origination, marketing and risk management services also under contracts with the LLC.

In the ordinary course of business, the Company has related party transactions with its equity method investees. Sales to related parties amounted to $20.0 million, $23.3 million and $15.8 million in 2005, 2004 and 2003 respectively. Purchases from related parties amounted to $0.6 million, $1.3 million and $3.0 million in 2005, 2004 and 2003 respectively. The company recognized lease income on railcars leased to Lansing Grain Company of $0.7 million, $0.5 million and $0.3 million in 2005, 2004 and 2003 respectively.

Derivatives — Commodity and Interest Rate Contracts

For the purpose of hedging its market price risk exposure on grain owned and related forward grain purchase and sale contracts, the Company holds regulated commodity futures and options contracts for corn, soybeans, wheat and oats. The Company accounts for all commodity contracts using a daily mark-to-market method, the same method it uses to value grain inventory and forward purchase and sale contracts. Company policy limits the Company’s unhedged grain position. While the Company considers its commodity contracts to be effective economic hedges, the Company does not designate or account for its commodity contracts as hedges. Realized and unrealized gains and losses in the value of commodity contracts (whether due to changes in commodity prices or due to sale, maturity or extinguishment of the commodity contract), grain inventories and related forward grain contracts are included in sales and merchandising revenues in the statements of income.

The Company also periodically enters into interest rate contracts to manage interest rate risk on borrowing or financing activities. The Company accounts for long-term interest rate swaps, treasury rate locks and interest rate

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

corridor contracts as cash flow hedges; accordingly, changes in the fair value of the instruments are recognized in other comprehensive income. While the Company considers all of its derivative positions to be effective economic hedges of specified risks, the Company does not designate or account for other open interest rate contracts as hedges. Changes in the market value of all other interest rate contracts are recognized currently in income. Upon termination of a derivative instrument or a change in the hedged item, any remaining fair value recorded on the balance sheet is immediately recorded as interest expense. The deferred derivative gains and losses on closed treasury rate locks and the changes in fair value of the interest rate corridors are reclassified into income over the term of the underlying hedged items, which are either long-term debt or lease contracts.

In 2005, the Company reclassified less than $0.1 million of other comprehensive income into the Rail Group’s lease cost of sales under the reclassification policy noted above for amortization of the closed treasury rate locks. In 2004 and 2003, the reclassification was $0.3 and $0.2 million respectively. Less than $0.1 million in each of 2005, 2004 and 2003 was reclassified to interest expense as a result of amortization of other comprehensive income from the change in fair value of the interest rate corridors.

In 2003, the Company entered into Canadian currency forward contracts totaling $13.8 million in anticipation of acquiring a Canadian company. The value of these contracts was included on the balance sheet and marked-to-market and the resulting unrealized gains and losses were included in the statement of income. When the acquisition failed to be consummated, these positions were liquidated and the resulting realized gain of $0.4 million was included in other income.

Railcars Available for Sale

The Company’s Rail Group purchases, leases, markets and manages railcars for third parties and for internal use. Railcars to which the Company holds title are shown on the balance sheet in one of two categories — railcars available for sale or railcar assets leased to others. Railcars that have been acquired but have not been placed in service are classified as current assets and are stated at the lower of cost or market. Railcars leased to others, both on short- and long-term leases, are classified as long-term assets and are depreciated over their estimated useful lives.

Railcars have statutory lives of either 40 or 50 years (measured from the date built) depending on type and year built. Railcars leased to others are depreciated over the shorter of their remaining statutory lives or 15 years. Additional information about the Rail Group’s leasing activities is presented in Note 11 to the consolidated financial statements.

Property, Plant and Equipment

Property, plant and equipment is carried at cost. Repairs and maintenance are charged to expense as incurred, while betterments that extend useful lives are capitalized. Depreciation is provided over the estimated useful lives of the individual assets, principally by the straight-line method. Estimated useful lives are generally as follows: land improvements and leasehold improvements — 10 to 16 years; buildings and storage facilities — 20 to 30 years; machinery and equipment — 3 to 20 years; and software — 3 to 10 years. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon are removed from the accounts, with any gain or loss realized upon sale or disposal credited or charged to operations.

Deferred Debt Issue Costs

Costs associated with the issuance of long-term debt are capitalized. These costs are amortized on a straight-line basis over the earlier of the stated term of the debt or the period from the issue date through the first early payoff date without penalty, if any. Capitalized costs associated with the short-term syndication agreement are amortized over the term of the syndication.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

Intangible Assets and Goodwill

Intangible assets are recorded at cost, less accumulated amortization. Amortization of intangible assets is provided over their estimated useful lives (generally 5 to 10 years; patents 17 years) on the straight-line method. In accordance with Financial Accounting Standards Board (“FASB”) Statement No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but is subject to annual impairment tests, or more often when events or circumstances indicate that the carrying amount of goodwill may not be recoverable. A goodwill impairment loss is recognized to the extent the carrying amount of goodwill exceeds the implied fair value of goodwill. In accordance with FASB No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company assesses long-lived assets, including intangible assets subject to amortization, for impairment on an annual basis, or when events or circumstances indicate that the carrying amount of those assets may not be recoverable. Impairments of intangible assets are recognized when the carrying value of the assets are less than the expected cash flows of the assets on an undiscounted basis.

Impairment of Long-lived Assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the undiscounted future net cash flows the Company expects to generate with the asset. If such assets are considered to be impaired, the Company recognizes impairment expense for the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Accounts Payable for Grain

Accounts payable for grain includes the liability for grain purchases on which price has not been established (delayed price). This amount has been computed on the basis of market prices at the balance sheet date, adjusted for the applicable premium or discount.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. The Company has adopted the disclosure only provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” as amended by FASB Statement No. 148. Accordingly, the Company provides pro forma disclosures assuming that the Company had accounted for its stock-based compensation programs using the fair value method promulgated by Statement No. 123.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

	Year Ended December 31
	2005	2004	2003
	(In thousands, except for
	per share data)

Net income reported	$26,087	$19,144	$11,701
Add: Stock-based compensation expense included in reported net income, net of related tax effects	348	151	124
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,105)	(677)	(557)

Pro forma net income	$25,330	$18,618	$11,268

Earnings per share:
Basic — as reported	$1.76	$1.32	$.82

Basic — pro forma	$1.71	$1.29	$.79

Diluted — as reported	$1.70	$1.28	$.80

Diluted — pro forma	$1.66	$1.26	$.77

In December 2004, the FASB issued Statement No. 123R (Revised 2004), “Share-Based Payment.” This standard requires expensing of stock options and other share-based payments and supersedes FASB Statement No. 123, which had allowed companies to choose between expensing stock options or showing pro forma disclosure only. The standard is effective for the Company as of January 1, 2006 and will apply to all awards granted, modified, cancelled or repurchased after that date as well as the unvested portion of prior awards.

Deferred Compensation Liability

Included in accrued expenses are $4.3 million and $3.6 million at December 31, 2005 and 2004, respectively, of deferred compensation for certain employees who, due to Internal Revenue Service guidelines, may not take full advantage of the Company’s primary defined contribution plan. Assets funding this plan are marked to market and are equal to the value of this liability. This plan has no impact on income.

Revenue Recognition

Sales of products are recognized at the time title transfers to the customer, which is generally at the time of shipment or when the customer takes possession of goods in the retail stores. Under the Company’s mark-to-market method for its grain operations, gross profit on grain sales is recognized when sales contracts are executed. Sales of grain are then recognized at the time of shipment when title to the grain transfers to the customer. Revenues from other grain merchandising activities are recognized as open grain contracts are marked-to-market or as services are provided. Revenues for all other services are recognized as the service is provided. Rental revenues on operating leases are recognized on a straight-line basis over the term of the lease. Sales of railcars to financial intermediaries on a non-recourse basis are recognized as revenue on the date of sale. Sales for these transactions totaled $8.9 million, $3.7 million and $11.9 million in 2005, 2004 and 2003, respectively.

Certain of the Company’s operations provide for customer billings, deposits or prepayments for product that is stored at the Company’s facilities. The sales and gross profit related to these transactions is not recognized until the product is shipped in accordance with the previously stated revenue recognition policy and these amounts are classified as a current liability titled customer prepayments and deferred revenue.

Sales returns and allowances are provided for at the time sales are recorded. Shipping and handling costs are included in cost of sales. In all cases, revenues are recognized only if collectibility is reasonably assured.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

Lease Accounting

The Company accounts for its leases under FASB Statement No. 13, as amended, and related pronouncements.

The Company’s Rail Group leases railcars and locomotives to customers, manages railcars for third parties, and leases railcars for internal use. The Company is an operating lessor of railcars that are owned by the Company, or leased by the Company from financial intermediaries. The Company records lease income for its activities as an operating lessor as earned, which is generally spread evenly over the lease term. Certain of the Company’s leases include monthly lease fees that are contingent upon some measure of usage (“per diem” leases). This monthly usage is tracked, billed and collected by third party service providers and funds are generally remitted to the Company along with usage data three months after they are earned. The Company records lease revenue for these per diem arrangements based on recent historical usage patterns and records a true up adjustment when the actual data is received. Revenues recognized under per diem arrangements totaled $10.5 and $8.4 million, in 2005 and 2004, respectively. There were no per diem arrangements prior to 2004. The Company expenses operating lease payments made to financial intermediaries on a straight-line basis over the lease term.

The Company periodically enters into leases with Rail Group customers that are classified as direct financing capital leases. Although lease terms are not significantly different from other operating leases that the Company maintains with its railcar customers, they qualify as capital leases. For these leases, the net minimum lease payments, net of unearned income is included in prepaid expenses and other current assets for the amount to be received within one year and the remainder in other assets. In 2003, the Company sold all of its direct financing lease receivables to a financial intermediary for $3.1 million and recognized a gain of $1.6 million.

The Company also arranges non-recourse lease transactions under which it sells railcars or locomotives to financial intermediaries and assigns the related operating lease on a non-recourse basis. The Company generally provides ongoing railcar maintenance and management services for the financial intermediaries, and receives a fee for such services when earned. On the date of sale, the Company recognizes the proceeds from sales of railcars in non-recourse lease transactions as revenue. Management and service fees are recognized as revenue as the underlying services are provided, which is generally spread evenly over the lease term.

The Company has financed the cost of certain railcar assets through leases with financial intermediaries. The terms of these leases required the Company to capitalize the assets and record the net present value of the lease obligations on its balance sheet as long-term borrowings. There was no gain or loss on these financing transactions. These obligations are included with the Company’s long-term debt as described in Note 8 to the consolidated financial statements. The railcars under these leases are being depreciated to their residual value over the term of the lease. Details of the book value of the railcars are included in Note 5 to the consolidated financial statements.

Income Taxes

Income tax expense for each period includes taxes currently payable plus the change in deferred income tax assets and liabilities. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws governing periods in which the differences are expected to reverse. The Company evaluates the realizability of deferred tax assets and provides a valuation allowance for amounts that management does not believe are more likely than not to be recoverable, as applicable.

Advertising

Advertising costs are expensed as incurred. Advertising expense of $3.9 million, $4.3 million and $3.6 million in 2005, 2004, and 2003, respectively, is included in operating, administrative and general expenses.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

Earnings per Share

Basic earnings per share is equal to net income divided by weighted average shares outstanding. Diluted earnings per share is equal to basic earnings per share plus the incremental per share effect of dilutive options, restricted shares and performance share units.

	Year Ended December 31
	2005	2004	2003
	(In thousands)

Weighted average shares outstanding — basic	14,842	14,492	14,282
Unvested restricted shares and shares contingently issuable upon exercise of options	568	504	398

Weighted average shares outstanding — diluted	15,410	14,996	14,680

Diluted earnings per share for the year ended December 31, 2005 excludes the impact of approximately two thousand employee stock options, as such options were antidilutive. There were no such antidilutive options in 2004 and 2003.

New Accounting Standards

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” This standard provides guidance on the recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably assured. This standard is effective no later than the end of fiscal years ending after December 15, 2005. The Company has adopted this standard for its fiscal year ending December 31, 2005. This standard does not have a material impact to the Company’s financial statements.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections a replacement of APB No. 20 and FAS No. 3.” This standard requires retrospective application to prior period financial statements for changes in accounting principles. This standard also provides guidance on reporting the correction of an error by requiring the restatement of previously issued financial statements. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will be adopting this new standard beginning January 1, 2006. This standard is not expected to have a material impact on the Company’s financial statements.

Reclassifications

Certain amounts in the 2004 and 2003 financial statements have been reclassified to conform to the 2005 presentation. These reclassifications had no effect on net income or shareholders’ equity as previously presented.

3.	Business Combinations

In February 2004, the Company acquired used railcar rolling stock and leasing assets (railcars and a limited number of locomotives) from Railcar Ltd. and Progress Rail Services Corporation, both of which are part of Progress Energy, Inc., for $82.1 million plus $1.6 million directly to a financial institution for the exercise of a purchase option assigned to the Company by the sellers and $1.4 million in acquisition costs. The acquisition was financed primarily with long-term borrowings secured solely by the railcar rolling stock and current and future leases. The acquisition was accounted for under the purchase method of accounting, and the results of operations

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

have been included in the consolidated statements of income from February 12, 2004. The allocation of cost to the acquired assets (in thousands) is as follows:

Railcar assets leased to others	$75,405
Railcars available for sale	6,497
Intangible assets (primarily customer lists)	3,620
Residual value guarantee liabilities assumed	(444)

Total cost of acquired assets	$85,078

The acquisition costs have been allocated to intangible assets and railcars on the basis of appraised value. Intangible assets will be amortized over 5 years. Railcar assets leased to others are depreciated over the shorter of their remaining useful life, which is limited by a statutory life of 40 or 50 years (measured from the date built) depending on car type and when built, or 15 years. Railcars available for sale are not depreciated as they are not productive assets but they are stated at the lower of cost or market value. The assets acquired are located in the United States, Canada and Mexico.

All of the debt and assets are held by three bankruptcy-remote entities that are wholly-owned by TOP CAT Holding Company LLC, a wholly-owned subsidiary of the Company. The debt holders have recourse only to the assets of those bankruptcy remote entities. These entities are also governed by an indenture agreement. Wells Fargo Bank, N.A. serves as Indenture Trustee. The Company serves as manager of the railcar assets and servicer of the leases for the bankruptcy-remote entities. The Indenture Trustee ensures that the bankruptcy remote entities are managed in accordance with the Indenture and all payees (both service providers and creditors) of the bankruptcy-remote entities are paid in accordance to the payment priority specified within the Indenture.

If the acquisition had taken place on January 1, 2003, pro forma revenues (unaudited) would have been $1,277.9 million and $1,270.6 million for 2004 and 2003, respectively. The business has been integrated into the Company’s Rail Group and has resulted in significantly different cost and expense structures. Therefore, pro forma operating income, net earnings and earnings per common share are not presented as they are not meaningful.

4.	Insurance Recoveries

On July 1, 2005, two explosions and a resulting fire occurred in a grain storage and loading facility operated by the Company and located on the Maumee River in Toledo, Ohio. There were no injuries; however, a portion of the grain at the facility was destroyed along with damage to a portion of the storage capacity and the conveyor systems. The facility, although leased, was insured by the Company for full replacement cost that also includes coverage for inventories and business interruption with a total deductible of $0.25 million. The Company is continuing demolition and site clean-up and has begun the full repair of the facility. The Company anticipates insurance recoveries for property damage, business interruption and extra expenses incurred. The majority of the insurance proceeds will not be available to the Company until 2006, while business losses were partially incurred in 2005. As of December 31, 2005, the Company’s costs of $2.9 million related to clean up and emergency expenses and $0.8 million in inventory losses (after deductible) have been funded by the insurance company with a $2 million advance.

Additional property losses occurred in the third quarter of 2005. There was the loss of a tank of corn cobs due to an August fire in Maumee, Ohio. There was also a loss of certain inventory and equipment destroyed by Hurricane Katrina at the Mississippi rail shop as well as a potential impact on lease income for the Rail Marketing operations. Expense recorded in 2005 for these two events approximates $0.6 million and less than $0.1 million respectively. To date, no proceeds have been received from insurance for these losses and the Company has not yet determined whether these two events will be covered.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

5.	Details of Certain Financial Statement Accounts

Major classes of inventories are as follows:

	December 31
	2005	2004
	(In thousands)

Grain	$143,442	$146,912
Agricultural fertilizer and supplies	35,442	37,604
Lawn and garden fertilizer and corncob products	31,280	36,885
Retail merchandise	27,189	28,099
Railcar repair parts	3,177	1,653
Other	276	275

	$240,806	$251,428

The Company’s intangible assets are included in Other assets and notes receivable and are as follows:

		Original	Accumulated	Net Book
	Group	Cost	Amortization	Value
		(In thousands)

December 31, 2005
Amortized intangible assets
Trademarks / noncompete agreements / customer lists and other acquired intangibles	Turf & Specialty	$3,988	$3,988	$—
Acquired customer list	Rail	$3,462	$1,226	$2,236
Patents and other	Various	277	131	146

		$7,727	$5,345	$2,382

December 31, 2004
Amortized intangible assets
Trademarks / noncompete agreements / customer lists and other acquired intangibles	Turf & Specialty	$3,988	$3,656	$332
Acquired customer list	Rail	3,462	575	2,887
Patents and other	Various	267	97	170

		$7,717	$4,328	$3,389

Amortization expense for intangible assets was $1.0 million, $1.4 million and $0.8 million for 2005, 2004 and 2003, respectively. Expected aggregate annual amortization is as follows: 2006 through 2008 — $0.7 million each; $0.1 million for 2009; and less than $0.1 million for 2010.

The Company also has goodwill of $1.3 million included in other assets and notes receivable. There has been no change in goodwill for any of the years presented. Goodwill includes $0.6 million in the Agriculture Group and $0.7 million the Turf & Specialty Group.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

The components of property, plant and equipment are as follows:

	December 31
	2005	2004
	(In thousands)

Land	$12,154	$11,961
Land improvements and leasehold improvements	32,265	30,967
Buildings and storage facilities	104,656	102,681
Machinery and equipment	128,276	126,510
Software	6,652	6,211
Construction in progress	1,183	1,305

	285,186	279,635
Less accumulated depreciation and amortization	193,688	187,125

	$91,498	$92,510

Depreciation expense on property, plant and equipment amounted to $11.7 million and $12.2 million in 2005 and 2004 respectively.

The components of Railcar assets leased to others are as follows:

	December 31
	2005	2004
	(In thousands)

Railcar assets leased to others	$153,058	$115,285
Less accumulated depreciation	21,961	13,927

	$131,097	$101,358

The Company enters into sale-leaseback transactions with financial institutions which are generally structured as operating leases. Certain of the Company’s sale-leaseback transactions, however, require accounting as capital leases due to terms of the arrangements. At December 31, 2005, there were assets with a cost of $0.4 million and accumulated amortization of less than $0.1 million included in Rail assets leased to others. At December 31, 2004, assets under capital lease with a cost of $4.2 million and accumulated amortization of $0.7 million were included in Rail assets leased to others. Depreciation expense on railcar assets leased to others amounted to $9.4 million and $7.6 million in 2005 and 2004 respectively.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

6.	Restructuring

In the third quarter of 2005, the Board of Directors approved a restructuring within the Company’s Turf & Specialty Group. The Group’s Lawn business unit was re-focused on the professional market and limited product lines in the consumer and industrial markets. The Group’s Cob business shut down certain assets in Maumee, Ohio, and transferred operations to a different facility. To date, these restructuring actions have resulted in the write-down of assets and the elimination of certain positions. The restructuring has resulted in pre-tax charges to expense for fixed asset write-downs of $0.5 million and one-time termination benefits of $0.7 million or $.055 per share on an after-tax basis for the 2005 calendar year. Following are details of the restructuring liability account:

	12/31/2004	Charged to	Cash Payments/Asset	12/31/2005
	Balance	Expense	Write-Downs	Balance
	(In thousands)

Fixed Asset Write-downs	$—	$465	$(465)	$—
One-time termination benefits	$—	$748	$(706)	$42

Total	$—	$1,213	$(1,171)	$42

7.	Short-Term Borrowing Arrangements

The Company maintains a borrowing arrangement with a syndicate of banks. The current arrangement, which was initially entered into in 2002 and renewed in September 2005 provides the Company with $100 million in short-term lines of credit and an additional $100 million in a three-year line of credit. In addition, the amended agreements include a flex line allowing the Company to increase the available short-term line by $50 million. Short-term borrowings under this arrangement totaled $12.4 and $12.1 million at December 31, 2005 and 2004, respectively. The borrowing arrangement terminates on September 30, 2006 but allows for indefinite renewals at the Company’s option and as long as certain covenants are met. Management expects to renew the arrangement prior to its termination date. Borrowings under the lines of credit bear interest at variable interest rates, which are based on LIBOR, the prime rate or the federal funds rate, plus a spread. The terms of the borrowing agreement provide for annual commitment fees. The following information relates to short-term borrowings:

	December 31
	2005	2004	2003
	(In thousands, except percentages)

Maximum amount borrowed	$119,800	$188,500	$127,200
Weighted average interest rate	3.78%	1.91%	2.07%

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

8.	Long-Term Debt and Interest Rate Contracts

Recourse Debt

Long-term debt consists of the following:

	December 31
	2005	2004
	(In thousands, except percentages)

Note payable, 5.55%, payable $143 monthly, remainder due 2012	$15,351	$16,185
Note payable, 6.95%, payable $317 quarterly, remainder due 2010	12,343	13,611
Note payable, 5.55%, payable $291 quarterly, remainder due 2016	9,342	9,959
Note payable, 4.64%, payable $74 monthly, due 2009	4,364	5,385
Note payable, 4.60%, payable $235 quarterly, due 2010	6,583	7,202
Industrial development revenue bonds:
Variable rate (3.55% at December 31, 2005), due 2019	4,650	4,650
Variable rate (3.70% at December 31, 2005), due 2025	3,100	3,100
Liabilities related to acquisition, discounted at 8.25%, due in variable quarterly installments through 2005	—	1,414
Debenture bonds, 5.00% to 8.00%, due 2006 through 2014	32,875	30,466
Obligations under capital lease	315	3,472
Other notes payable and bonds	316	364

	89,239	95,808
Less current maturities	9,910	6,005

	$79,329	$89,803

In connection with its short-term borrowing agreement with a syndicate of banks, the Company obtained an unsecured $100.0 million long-term line of credit. Borrowings under this line of credit will bear interest based on LIBOR, plus a spread. The long-term line of credit expires on September 30, 2008, but may be renewed by the Company for an additional three years as long as covenants are met. After considering its standby letters of credit totaling $18.3 million at December 31, 2005, the Company had available borrowing capacity under this facility of $81.8 million.

The notes payable due 2010, 2012 and 2016 and the industrial development revenue bonds are collateralized by first mortgages on certain facilities and related equipment with a book value of $29.7 million. The note payable due 2009 is collateralized by railcars with a book value of $2.5 million.

The Company has $5.1 million of five year term debenture bonds bearing interest at 5.0% and $5.4 million of ten year term debenture bonds bearing interest at 6.0% available for sale under an existing registration statement.

The Company’s short-term and long-term borrowing agreements include both financial and non-financial covenants that require the Company, among other things, to:

•	maintain minimum working capital of $55.0 million and net equity (as defined) of $80.0 million;

•	limit the addition of new long-term recourse debt;

•	limit its unhedged grain position to 2.0 million bushels; and

•	restrict the amount of dividends paid.

The Company was in compliance with all covenants at December 31, 2005 and 2004.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

The aggregate annual maturities of long-term debt, including capital lease obligations, are as follows: 2006 — $9.9 million; 2007 — $9.5 million; 2008 — $9.5 million; 2009 — $23.9 million; 2010 — $4.0 million; and $32.4 million thereafter.

Non-Recourse Debt

In 2005, the Company issued $47 million in additional non-recourse debt. In the fourth quarter of 2005, The Andersons Rail Operating I (“TARO I”), a wholly-owned subsidiary of the Company, issued $41 million in non-recourse long-term debt for the purpose of purchasing 2,293 railcars and related leases from the Company. The Company serves as manager of the railcar assets and servicer of the related leases. TARO I is a bankruptcy remote entity and the debt holders have recourse only to the assets and related leases of TARO I which had a book value of $36.3 million at December 31, 2005.

In 2004, as discussed in Note 3, the Company formed three bankruptcy-remote entities that are wholly-owned by TOP CAT Holding Company LLC, which is a wholly-owned subsidiary of the Company. These bankruptcy-remote entities issued $86.4 million of debt. The debt holders have recourse only to the assets including any related leases of those bankruptcy remote entities. These entities are also governed by an indenture agreement. Wells Fargo Bank, N.A. serves as Indenture Trustee. The Company serves as manager of the railcar assets and servicer of the leases for the bankruptcy-remote entities. The Indenture Trustee ensures that the bankruptcy remote entities are managed in accordance with the Indenture and all payees (both service providers and creditors) of the bankruptcy-remote entities are paid in accordance to the payment priority specified within the Indenture.

The Class A debt is insured by Municipal Bond Insurance Association. Financing costs of $4.7 million were incurred to issue the debt. These costs are being amortized over the expected debt repayment period, as described below. The book value of the railcar rolling stock at December 31, 2005 was $67.4 million. All of the debt issued has a final stated maturity date of 2019, however, it is anticipated that repayment will occur between 2012 and 2016 based on debt amortization requirements of the Indenture. The Company also has the ability to redeem the debt, at its option, beginning in 2011. This financing structure places a limited life on the created entities, limits the amount of assets that can be sold by the manager, requires variable debt repayment on asset sales and does not allow for new asset purchases within the existing bankruptcy remote entities.

The Company’s non-recourse long-term debt consists of the following:

	December 31
	2005	2004
	(In thousands, except percentages)

Class A-1 Railcar Notes due 2019, 2.79%, payable $600 monthly	$17,000	$24,200
Class A-2 Railcar Notes due 2019, 4.57%, payable $600 monthly beginning after Class A-1 notes have been retired	21,000	21,000
Class A-3 Railcar Notes due 2019, 5.13%, payable $183 monthly	20,075	24,456
Class B Railcar Notes due 2019, 14.00% payable $50 monthly beginning August 2004	4,150	4,750
Note Payable due 2013, 5.91%, payable $438 monthly	40,950	—
Note Payable due 2014, 6.37%, payable $28 monthly	2,696	—
Notes Payable due 2007-2011, 5.89%-7.27%, payable $60 monthly	2,484	—

	108,355	74,406
Less current maturities	19,641	10,063

	$88,714	$64,343

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company’s non-recourse debt carries separate financial covenants relating solely to the collateralized assets. Triggering one or more of these covenants for a specified period of time, could require a faster amortization of the outstanding debt. These covenants include, but are not limited to, the following:

•	Monthly average lease rate greater than or equal to $200

•	Monthly utilization rate greater than 80%

•	Coverage ratio greater than or equal to 1.15

•	Class A notes balance less than or equal to 90% of the stated value (as assigned in the debt documents) of railcars.

The Company was in compliance with these covenants at December 31, 2005.

The aggregate annual maturities of non-recourse, long-term debt are as follows: 2006 — $19.6 million; 2007 — $13.2 million; 2008 — $13.0 million; 2009 — $12.9 million; 2010 — $13.3 million; and $36.4 million thereafter. The 2006 maturities include an accelerated paydown of $6.2 million that was paid in January 2006 related to railcars that were sold by the Company at the end of December 2005.

Interest Paid and Interest Rate Derivatives

Interest paid (including interest on short-term lines of credit) amounted to $11.8 million, $10.1 million and $7.8 million in 2005, 2004 and 2003, respectively.

The Company has entered into derivative interest rate contracts to manage interest rate risk on short-term borrowings. The contracts convert variable interest rates to short-term fixed rates, consistent with projected borrowing needs. The Company had one open interest rate swap with a notional amount of $10.0 million at December 31, 2005. This swap fixes interest at 3% through March 2006 with an option to extend to October 2006. The Company also had an interest rate cap with a notional amount of $10.0 million which caps interest rates at 3% through March 2006. In addition, at December 31, 2005, the Company has entered into two forward starting collars with notional amounts of $10.0 million each beginning October 2006 which sets the cap and floor interest rates at 4% and 3% respectively through April 2007. Although these instruments are intended to hedge interest rate risk on short-term borrowings, the Company has elected not to account for them as hedges. Changes in their fair value are included in interest expense in the statement of income.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company has also entered into various derivative financial instruments to hedge the interest rate component of long-term debt and lease obligations. The following table displays the contracts open at December 31, 2005.

Interest Rate	Year	Year of	Initial		Interest
Hedging Instrument	Entered	Maturity	Notional Amount	Hedged Item	Rate
			(In millions)

Swap	2005	2016	$4.0	Interest rate component of an operating lease — not accounted for as a hedge	5.23%
Corridor	2002	2006	$4.8	Interest rate component of a railcar debt financing — not accounted for as a hedge	4.25% - 7.00%
Corridor	2002	2007	$4.3	Interest rate component of a railcar sale-leaseback transaction	4.25% - 7.00%
Cap	2003	2008	$1.4	Interest rate component of an operating lease — not accounted for as a hedge	3.95%

The initial notional amounts on the above instruments amortize monthly in the same manner as the underlying hedged item. Changes in the fair value of the cap are included in interest expense in the statements of income, as they are not accounted for as cash flow hedges. The interest rate corridor expiring 2006 is no longer considered a hedge due to a repurchase of the underlying lease transaction. The interest rate corridor expiring in 2007 is designated as a cash flow hedge with changes in its fair value included as a component of other comprehensive income or loss. Also included in accumulated other comprehensive income are closed treasury rate locks entered into to hedge the interest rate component of railcar lease transactions prior to their closing. The reclassification of these amounts from other comprehensive income into interest or cost of railcar sales occurs over the term of the hedged debt or lease, as applicable.

The fair values of all derivative instruments are included in prepaid expenses, other assets and notes receivable, other accounts payable or other long-term liabilities. The net fair value amount was $0.2 million in 2005 and $0.1 million for each of 2004 and 2003. The mark-to-market effect of long-term and short-term interest rate contracts on interest expense was a $0.1 million interest credit in both 2005 and 2004 and a $0.1 million additional interest expense for 2003. If there are no additional changes in fair value, the Company expects to reclassify $0.1 million from other comprehensive income into interest expense or cost of railcar sales in 2006. Counterparties to the short and long-term derivatives are large international financial institutions.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

9.	Income Taxes

The income tax provision applicable to continuing operations consists of the following:

	Year Ended December 31
	2005	2004	2003
	(In thousands)

Current:
Federal	$8,513	$4,994	$5,124
State and local	1,549	1,561	758
Foreign	1,198	1,220	—

	11,260	7,775	5,882

Deferred:
Federal	1,850	2,473	206
State and local	(639)	570	176
Foreign	754	141	—

	1,965	3,184	382

Total:
Federal	10,363	7,467	5,330
State and local	910	2,131	934
Foreign	1,952	1,361	—

	$13,225	$10,959	$6,264

Income before income taxes from continuing operations consists of the following:

	Year Ended December 31
	2005	2004	2003
	(In thousands)

U.S. income	$31,759	$27,070	$17,965
Foreign	7,553	3,033	—

	$39,312	$30,103	$17,965

A reconciliation from the statutory U.S. federal tax rate to the effective tax rate follows:

	Year Ended December 31
	2005	2004	2003

Statutory U.S. federal tax rate	35.0%	35.0%	35.0%
Increase (decrease) in rate resulting from:
Effect of extraterritorial income exclusion	(1.4)	(3.1)	(3.6)
State and local income taxes, net of related federal taxes	1.0	4.6	3.4
Other, net	(1.0)	(0.1)	0.1

Effective tax rate	33.6%	36.4%	34.9%

Income taxes paid in 2005, 2004 and 2003 were $6.9 million, $7.1 million and $5.2 million, respectively.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31
	2005	2004
	(In thousands)

Deferred tax liabilities:
Property, plant and equipment and railcar assets leased to others	$(20,811)	$(19,132)
Prepaid employee benefits	(5,542)	(4,295)
Deferred income	(373)	(566)
Other	(699)	(422)

	(27,425)	(24,415)

Deferred tax assets:
Employee benefits	8,479	8,290
Accounts and notes receivable	778	888
Inventory	2,784	3,228
Investments	727	190
Net operating loss carryforwards	1,043	945
Deferred foreign taxes	780	—
Other	489	352

Total deferred tax assets	15,080	13,893

Valuation allowance	(1,043)	(945)

	14,037	12,948

Net deferred tax liability	$(13,388)	$(11,467)

In 2004, the Company had recorded a deferred tax asset of $0.1 million, related to the accounting for derivatives under Statement 133. In 2005, minor adjustments were made resulting in a year end deferred tax asset balance of $0.1 million. The net amount of the 2005 adjustments is included in other comprehensive income in the statement of shareholders’ equity.

On June 20, 2005, the State of Ohio enacted legislation that repealed the Ohio franchise tax, phasing out the tax over five years. As a result, the deferred tax liabilities associated with the State of Ohio were decreased by $0.6 million to reflect the change in tax law.

On December 31, 2005, the Company had $16.0 million in state net operating loss carryforwards that expire from 2015 to 2021. A deferred tax asset of $1.0 million has been recorded with respect to the net operating loss carryforwards. A valuation allowance of $1.0 million has been established against the deferred tax asset because it is unlikely that the Company will realize the benefit of these carryforwards. On December 31, 2004 the Company had recorded a $0.9 million deferred tax asset and a $0.9 million valuation allowance with respect to state net operating loss carryforwards.

We have recorded reserves for tax exposures based on our best estimate of probable and reasonably estimable tax matters. We do not believe that a material additional loss is reasonably possible for tax matters.

10.	Stock Compensation Plans

The Company’s 2005 Long-Term Performance Compensation Plan dated May 6, 2005 (the “LT Plan”) authorizes the Board of Directors to grant options performance shares and share awards to employees and outside directors for up to 400 thousand of the Company’s common shares. Additionally, options and share awards (totaling

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

420 thousand common shares) that remained available under The Andersons, Inc. Amended and Restated Long-Term Performance Plan (the “Prior Plan”) upon that plans termination on May 7, 2005 have been transferred to the LT Plan. Options granted under the LT Plan and Prior Plan have a maximum term of 10 years. Options granted to outside directors have a fixed term of five years and vest after one year. Options granted to management personnel under the LT Plan have a five-year term and vest 40% immediately, an additional 30% after one year and the remaining 30% after two years. Options granted under the LT Plan are structured as fixed grants with exercise price equal to the market value of the underlying stock on the date of the grant; accordingly, no compensation expense is recognized for these grants.

The LT Plan and Prior Plan permit awards of restricted stock. The Company issued 30 thousand, 30 thousand and 48 thousand restricted shares during 2005, 2004 and 2003, respectively; 40 thousand restricted shares remain outstanding at December 31, 2005. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Restricted shares vest 50% after one year and the remaining 50% after two years. Restricted shares issued under the LT Plan are recorded at their fair value on the grant date with a corresponding charge to shareholders’ equity representing the unearned portion of the award. The unearned portion is amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to restricted stock issued under the LT Plan amounted to $0.3 million in 2005 and $0.2 million in each of 2004 and 2003.

The LT Plan also permits the awards of Performance Share Units (“PSUs”). Each PSU gives the participant the right to receive one common share dependent on achievement of specified performance results over a performance period. In 2005, there were 36 thousand PSUs granted with a performance period ending December 31, 2007. There were no PSUs granted prior to 2005. At December 31, 2005, there were 34 thousand PSUs outstanding. Based on the current market price and forecast that the entire 2005 PSU grant will be awarded after the end of the performance period, the company recognized $0.2 million in compensation expense in 2005.

Certain Company executives and outside directors have elected to receive a portion of their cash compensation in common shares or options issued under the LT Plan. These options and restricted stock vest immediately. The options have a ten-year term. There were 4 thousand, 8 thousand and 8 thousand restricted shares issued in lieu of cash compensation in 2005, 2004 and 2003 respectively.

The Company’s 2004 Employee Share Purchase Plan (the “ESP Plan”) allows employees to purchase common shares through payroll withholdings. The Company has registered 544 thousand common shares remaining available for issuance to and purchase by employees under this plan. The ESP Plan also contains an option component. The purchase price per share under the ESP Plan is the lower of the market price at the beginning or end of the year. Employees purchased 38 thousand, 50 thousand and 46 thousand shares under the ESP Plan in 2005, 2004 and 2003, respectively. The Company records a liability for withholdings not yet applied towards the purchase of common stock. No compensation expense is currently recognized for stock purchases or options under the ESP Plan.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

Pro forma information regarding net income and earnings per share required by SFAS No. 123, is included in Note 2 to the consolidated financial statements and is determined as if the Company accounted for its employee stock compensation under the fair value method. The fair value of each option grant is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions by year.

	2005	2004	2003

Long Term Performance Compensation Plan
Risk free interest rate	4.18%	3.25%	2.78%
Dividend yield	1.10%	1.88%	2.20%
Volatility factor of the expected market price of the Company’s common shares	.228	.308	.298
Expected life for the options (in years)	5.00	5.00	5.00
Employee Share Purchase Plan
Risk free interest rate	2.75%	1.29%	1.32%
Dividend yield	1.10%	1.88%	2.20%
Volatility factor of the expected market price of the Company’s common shares	.228	.308	.298
Expected life for the options (in years)	1.00	1.00	1.00

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

A summary of the Company’s stock option activity and related information for the years ended December 31 follows:

	Long-Term Performance Compensation Plan
	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
	(Common shares in thousands)

Outstanding at beginning of year	1,508	$5.91	1,570	$4.97	1,616	$4.69
Granted	384	15.53	384	7.99	410	6.35
Exercised	(492)	4.84	(432)	4.38	(410)	5.27
Expired/forfeited	(6)	15.50	(14)	5.14	(46)	4.62

Outstanding at end of year	1,394	8.88	1,508	5.91	1,570	4.97

	2005	2004	2003

Weighted average fair value of options granted during year	$3.89	$2.13	$1.54

Options exercisable at end of year	1,046	1,152	1,222

Weighted average exercise price of options exercisable at end of year	$7.42	$5.42	$4.67

Options available for grant at December 31, 2005	820
Price range of options at December 31, 2005	$4.438 to $19.93
Weighted average remaining contractual life (in years)	2.78

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table provides additional information about outstanding options categorized by exercise price.

					Weighted
			Weighted		Average
		Weighted-	Average		Exercise
		Average	Remaining		Price of
Range of Exercise	Outstanding	Exercise	Contractual	Vested	Vested
Price	Options	Price	Life	Options	Options
	(Options in thousands)

$4.438 - $ 4.563	118	$4.45	1.90	118	$4.45
$ 5.00 - $ 5.188	204	$5.01	1.52	204	$5.01
$ 6.35	340	$6.35	2.00	340	$6.35
$7.984	356	$7.99	3.01	252	$7.99
$15.50 - $19.93	376	$15.53	4.25	132	$15.50

	1,394			1,046

In December 2004, the FASB issued Statement No. 123R (Revised 2004), “Share-Based Payment.” This standard requires expensing of stock options and other share-based payments and supersedes FASB Statement No. 123, which had allowed companies to choose between expensing stock options or showing pro forma disclosure only. The standard is effective for the Company as of January 1, 2006 and will apply to all awards granted, modified, cancelled or repurchased after that date as well as the unvested portion of prior awards.

11.	Other Commitments and Contingencies

Railcar leasing activities:

The Company is a lessor of railcars. The majority of railcars are leased to customers under operating leases that may be either net leases or full service leases under which the Company provides maintenance and fleet management services. The Company also provides such services to financial intermediaries to whom it has sold railcars and locomotives in non-recourse lease transactions. Fleet management services generally include maintenance, escrow, tax filings and car tracking services.

Many of the Company’s leases provide for renewals. The Company also generally holds purchase options for railcars it has sold and leased-back from a financial intermediary, and railcars sold in non-recourse lease transactions.

Lease income from operating leases to customers (including month to month and per diem leases) and rental expense for railcar leases were as follows:

	Year Ended December 31
	2005	2004	2003
	(In thousands)

Rental and service income — operating leases	$62,351	$43,306	$12,653

Rental expense	$15,709	$12,150	$5,108

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

Future minimum rentals and service income for all noncancelable railcar operating leases greater than one year are as follows:

	Future Rental and	Future
	Service Income	Minimum
	Operating Leases	Rental Expense
	(In thousands)

Year ended December 31
2006	$50,501	$15,793
2007	39,475	15,888
2008	29,112	13,368
2009	19,274	11,933
2010	10,541	10,049
Future years	20,063	10,638

	$168,966	$77,669

Other Leasing Activities:

The Company, as a lessee, leases real property, vehicles and other equipment under operating leases. Certain of these agreements contain lease renewal and purchase options. The Company also leases excess property to third parties. Net rental expense under these agreements was $3.8 million, $4.2 million and $4.9 million in 2005, 2004 and 2003, respectively. Future minimum lease payments (net of sublease income commitments) under agreements in effect at December 31, 2005 are as follows: 2006 — $2.1 million; 2007 — $2.0 million; 2008 — $1.6 million; 2009 — $1.6 million; 2010 — $1.7 million; and $6.2 million thereafter.

In the third quarter of 2005, the Company entered into a direct financing lease with an ethanol entity in which the Company is a minority investor. The Company will lease its Albion, Michigan grain facility (land, buildings and equipment) to the entity for a term of 50 years with a base rent of $650,000 in year one plus an inflation adjustment for subsequent years. The lease will commence upon completion of an ethanol plant being constructed by the entity adjacent to the Company’s grain facility.

Other Commitments:

The Company has agreed to fund a research and development effort at a rate of $0.2 million per year for five years, ending June 30, 2007. The commitment may be satisfied, in part, by qualifying internal costs or expenditures to third parties.

The Company has from time to time entered into agreements which resulted in indemnifying third parties against certain potential liabilities. Management believes that judgments, if any, related to such agreements would not have a material effect on the Company’s financial condition, results of operations or cash flow.

12.	Employee Benefit Plan Obligations

The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution plans. The Company’s expense for its defined contribution plans amounted to $1.5 million in 2005 and $1.4 million in each of 2004 and 2003. The Company also provides certain health insurance benefits to employees, including retirees.

Defined Benefit Plans:

The Company has both funded and unfunded noncontributory defined benefit pension plans that cover substantially all of its employees. The plans provide defined benefits based on years of service and average monthly

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

compensation for the highest five consecutive years of employment within the final ten years of employment (final average pay formula).

Subsequent to December 31, 2005, the Company amended its defined benefit pension plans effective January 1, 2007. These amendments include the following provisions:

•	Benefits for the retail line of business employees will be frozen at December 31, 2006.

•	Benefits for the non-retail line of business employees will be modified at December 31, 2006 with the benefit beginning January 1, 2007 to be calculated using a new career average formula.

•	In the case of all employees, compensation for the years 2007-2012 will be includable in the final average pay formula calculating the final benefit earned for years prior to December 31, 2006.

•	Consistent with these amendments, the Company expects to enhance its contributions to defined contribution plans beginning in 2007.

The Company also has postretirement health care benefit plans covering substantially all of its full time employees hired prior to January 1, 2003. These plans are generally contributory and include a limit on the Company’s share for most retirees.

The measurement date for all plans is December 31.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

Obligation and Funded Status

Following are the details of the liability and funding status of the pension and postretirement benefit plans:

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
	(In thousands)

Change in benefit obligation
Benefit obligation at beginning of year	$49,539	$41,288	$23,636	$21,428
Correction of prior errors	2,236	—	(937)	—
Service cost	3,611	3,124	458	623
Interest cost	2,947	2,488	1,117	1,296
Actuarial (gains)/losses	8,091	3,645	(1,879)	1,827
Plan amendment	—	—	—	(712)
Participant contributions	—	—	210	187
Benefits paid	(2,838)	(1,006)	(1,570)	(1,013)

Benefit obligation at end of year	63,586	49,539	21,035	23,636

Change in plan assets
Fair value of plan assets at beginning of year	38,374	32,520	—	—
Actual gains on plan assets	3,136	3,432	—	—
Company contributions	9,538	3,428	1,360	826
Participant contributions	—	—	210	187
Benefits paid	(2,838)	(1,006)	(1,570)	(1,013)

Fair value of plan assets at end of year	48,210	38,374	—	—

Underfunded status of plans at end of year	(15,376)	(11,165)	(21,035)	(23,636)
Unrecognized net actuarial loss	24,675	16,706	13,175	16,985
Unrecognized prior service cost	72	37	(5,080)	(6,238)

Prepaid (accrued) benefit cost	$9,371	$5,578	$(12,940)	$(12,889)

The correction of prior errors results from the discovery in the first quarter of 2005 of errors in the actuarial valuations used to determine pension and postretirement benefit obligations and expense which resulted in the understatement of operating, administrative and general expenses during the years 2001 through 2004. These errors resulted from the miscalculation of the value of certain benefits provided under the Company’s pension plans and incorrect assumptions with respect to rates of retirement used in the pension plans and the postretirement plan. The entire correction was recorded in the first quarter of 2005 on the basis that it was not material to the current or prior periods. This additional expense represents the cumulative impact of the errors and, through adjustment in the first quarter of 2005, correctly states assets and liabilities with respect to the pension and postretirement benefit plans.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

Amounts recognized in the consolidated balance sheets at December 31 consist of:

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
	(In thousands)

Accrued expenses	$—	$(549)	$—	$—
Pension asset	10,130	6,127	—	—
Accumulated OCI	167	—	—
Employee benefit plan obligations	(926)	—	(12,940)	(12,889)

Net amount recognized	$9,371	$5,578	$(12,940)	$(12,889)

Obligations and assets at December 31 for all Company defined benefit plans are as follows:

	2005	2004
	(In thousands)

Projected benefit obligation	$63,586	$49,539

Accumulated benefit obligation	$46,899	$34,585

Fair value of plan assets	$48,210	$38,374

Amounts applicable to an unfunded Company defined benefit plan with accumulated benefit obligations in excess of plan assets are as follows:

	2005	2004
	(In thousands)

Projected benefit obligation	$1,034	$1,098

Accumulated benefit obligation	$926	$704

A change in the additional minimum pension liability of $0.2 million ($0.1 million net of tax) was recorded in other comprehensive income in 2005.

The combined benefits expected to be paid for all Company defined benefit plans over the next ten years (in thousands) are as follows:

	Expected Pension Benefit	Expected Postretirement
Year	Payout	Benefit Payout

2006	$4,770	$1,007
2007	5,837	1,071
2008	5,364	1,127
2009	5,660	1,187
2010	5,905	1,251
2011-2015	37,205	6,985

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

Following are components of the net periodic benefit cost for each year:

	Pension Benefits			Postretirement Benefits
	2005	2004	2003	2005	2004	2003
	(In thousands)

Service cost	$3,611	$3,124	$2,684	$458	$623	$532
Interest cost	2,947	2,488	2,148	1,117	1,296	1,266
Expected return on plan assets	(3,286)	(2,902)	(2,182)	—	—	—
Amortization of prior service cost	11	26	26	(473)	(489)	(489)
Recognized net actuarial loss	1,386	999	1,014	737	903	852
Current period impact of prior errors	1,076	—	—	(429)	—	—

Benefit cost	$5,745	$3,735	$3,690	$1,410	$2,333	$2,161

Assumptions

	Pension Benefits			Postretirement Benefits
Weighted Average Assumptions	2005	2004	2003	2005	2004	2003

Used to Determine Benefit Obligations at Measurement Date
Discount rate	5.50%	6.00%	6.25%	5.50%	6.00%	6.25%
Rate of compensation increases	4.50%	4.00%	4.00%	—	—	—
Used to Determine Net Periodic Benefit Cost for Years ended December 31
Discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Expected long-term return on plan assets	8.75%	9.00%	9.00%	—	—	—
Rate of compensation increases	4.00%	4.00%	4.00%	—	—	—

The discount rate for measuring the 2005 benefit obligations was calculated based on projecting future cash flows and aligning each year’s cash flows to the Citigroup Pension Discount Curve and then calculating a weighted average discount rate for each plan. The Company has elected to then use the nearest tenth of a percent from this calculated rate.

The expected long-term return on plan assets was determined based on the current asset allocation and historical results from plan inception. Our expected long-term rate of return on plan assets is based on a target allocation of assets, which is based on our goal of earning the highest rate of return while maintaining risk at acceptable levels and is disclosed in the Plan Assets section of this Note. The plan strives to have assets sufficiently diversified so that adverse or unexpected results from one security class will not have an unduly detrimental impact on the entire portfolio.

Assumed Health Care Cost Trend Rates at Beginning of Year

	2005	2004

Health care cost trend rate assumed for next year	10.5%	11.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2017	2017

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

The assumed health care cost trend rate has a significant effect on the amounts reported for postretirement benefits. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage-Point
	Increase	Decrease
	(In thousands)

Effect on total service and interest cost components in 2005	$(30)	$28
Effect on postretirement benefit obligation as of December 31, 2005	(227)	197

To partially fund self-insured health care and other employee benefits, the Company makes payments to a trust. Assets of the trust amounted to $4.9 million and $4.4 million at December 31, 2005 and 2004, respectively, and are included in prepaid expenses and other current assets.

In May, 2004, the Financial Accounting Standards Board issued FASB Staff Position (“FSP”) 106-2, providing final guidance on accounting for the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. Under the provisions of this FSP, the Company determined in 2004 that the benefits for a small group of retirees were actuarially equivalent to Medicare Part D and qualified for the future U.S. Government subsidy. In January 2005, the Centers for Medicare and Medicaid Services issued their final regulations on determination of actuarial equivalency. During 2005, the Company’s actuaries completed their final determination of actuarial equivalency of the Company’s postretirement health plan in accordance with these regulations and determined that the Company’s plans for all retirees would qualify as actuarially equivalent. The total reduction of the January 1, 2005 accumulated postretirement benefit obligation related to Medicare Part D is $4.6 million and this resulted in a reduction of 2005 expense by $0.7 million. The amount recognized as a reduction in 2004 for Medicare Part D actuarially equivalency was less than $0.1 million.

Plan Assets

The Company’s pension plan weighted average asset allocations at December 31 by asset category, are as follows:

Asset Category	2005	2004

Equity securities	75%	74%
Debt securities	23%	23%
Cash and equivalents	2%	3%

	100%	100%

The investment policy and strategy for the assets of the Company’s funded defined benefit plan includes the following objectives:

•	ensure superior long-term capital growth and capital preservation

•	reduce the level of the unfunded accrued liability in the plan, and

•	offset the impact of inflation

Risks of investing are managed through asset allocation and diversification and are monitored by the Company’s pension committee on a semi-annual basis. Available investment options include U.S. Government and agency bonds and instruments, equity and debt securities of public corporations listed on U.S. stock exchanges, exchange listed U.S. mutual funds investing in equity and debt securities of publicly traded domestic or international companies and cash or money market securities. In order to minimize risk, the Company has placed the

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

following portfolio market value limits on its investments, to which the investments must be rebalanced after each quarterly cash contribution. Note that the single security restriction does not apply to mutual funds.

	Percentage of Total Portfolio Market Value
	Minimum	Maximum	Single Security

Equity based	60%	80%	<10%
Fixed income based	20%	35%	<5%
Cash and equivalents	1%	5%	<5%

There is no equity or debt of the Company included in the assets of the defined benefit plan.

Cash Flows

The Company expects to make a minimum contribution to the funded defined benefit pension plan of approximately $5.0 million in 2006. The Company reserves the right to contribute more or less than this amount.

13.	Fair Values of Financial Instruments

The fair values of the Company’s cash equivalents, margin deposits, short-term borrowings and certain long-term borrowings approximate their carrying values since the instruments are close to maturity and/or carry variable interest rates based on market indices. The Company accounts for investments in affiliates on the equity method. The estimated fair values of these investments have no quoted market price.

Certain long-term notes payable and the Company’s debenture bonds bear fixed rates of interest and terms of up to 12 years. Based upon current interest rates offered by the Company on similar bonds and rates currently available to the Company for long-term borrowings with similar terms and remaining maturities, the Company estimates the fair values of its long-term debt instruments outstanding at December 2005 and 2004, as follows:

	Carrying	Fair
	Amount	Value
	(In thousands)

2005:
Long-term notes payable	$47,983	$46,843
Long-term notes payable non-recourse	108,355	104,788
Debenture bonds	32,875	33,012

	$189,213	$184,643

2004:
Long-term notes payable	$53,756	$53,781
Long-term notes payable non-recourse	74,406	72,213
Debenture bonds	30,466	31,191

	$158,628	$157,185

14.	Business Segments

The Company’s operations include five reportable business segments that are distinguished primarily on the basis of products and services offered. The Grain & Ethanol Group includes grain merchandising, the operation of terminal grain elevator facilities and the investment in and management of ethanol production facilities. The Plant Nutrient Group includes the manufacture and distribution of agricultural inputs, primarily fertilizer, to dealers and farmers. The Rail Group includes the leasing, marketing and fleet management of railcars and locomotives, railcar repair and metal fabrication. The Turf & Specialty Group includes the production and distribution of turf care and

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

corncob-based products. The Retail Group includes the operation of six large retail stores, a distribution center and a lawn and garden equipment sales and service shop.

Included in Other are the corporate level amounts not attributable to an operating Group and the marketing of the Company’s excess real estate.

The segment information below (in thousands) includes the allocation of expenses shared by one or more Groups. Although management believes such allocations are reasonable, the operating information does not necessarily reflect how such data might appear if the segments were operated as separate businesses. Inter-segment sales are made at prices comparable to normal, unaffiliated customer sales. Operating income (loss) for each Group is based on net sales and merchandising revenues plus identifiable other income less all identifiable operating expenses, including interest expense for carrying working capital and long-term assets. Capital expenditures include additions to property, plant and equipment, software and intangible assets.

	Grain &	Plant		Turf &
2005	Ethanol	Nutrient	Rail	Specialty	Retail	Other	Total

Revenues from external customers	$627,958	$271,371	$92,009	$122,561	$182,753	$—	$1,296,652
Inter-segment sales	644	8,504	479	1,184	—	—	10,811
Other income (net)	869	1,093	642	589	646	844	4,683
Equity in net income of investees — equity method	2,318	3	—	—	—	—	2,321
Interest expense (income)(a)	3,818	1,955	4,847	1,637	1,133	(1,311)	12,079
Operating income (loss)	12,623	10,351	22,822	(3,044)	2,921	(6,361)	39,312
Identifiable assets	220,892	91,017	175,516	61,058	50,830	34,831	634,144
Capital expenditures	3,691	5,063	786	387	1,161	839	11,927
Railcar expenditures	—	—	98,880	—	—	—	98,880
Investment in affiliate	16,005	—	—	—	—	—	16,005
Depreciation and amortization	2,952	3,190	11,119	2,230	2,133	1,264	22,888

	Grain &	Plant		Turf &
2004	Ethanol	Nutrient	Rail	Specialty	Retail	Other	Total

Revenues from external customers	$664,565	$236,574	$59,283	$127,814	$178,696	$—	$1,266,932
Inter-segment sales	211	9,293	495	1,363	—	—	11,362
Other income (net)	610	1,463	962	596	756	586	4,973
Equity in net income of investees — equity method	1,462	9	—	—	—	—	1,471
Interest expense (income)(a)	3,125	1,393	4,436	1,651	1,098	(1,158)	10,545
Operating income (loss)	14,174	7,128	10,986	(144)	2,108	(4,149)	30,103
Identifiable assets	192,496	85,039	133,691	76,716	52,752	32,904	573,598
Capital expenditures	6,174	3,131	207	1,409	608	1,672	13,201
Railcar expenditures	—	—	45,550	—	—	—	45,550
Acquisition of business	—	—	85,078	—	—	—	85,078
Investment in affiliate	675	—	—	—	—	—	675
Depreciation and amortization	2,882	3,362	9,115	2,282	2,398	1,396	21,435

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

	Grain &	Plant		Turf &
2003	Ethanol	Nutrient	Rail	Specialty	Retail	Other	Total

Revenues from external customers	$696,615	$194,600	$35,200	$134,017	$178,573	$—	$1,239,005
Inter-segment sales	302	11,978	914	1,146	—	—	14,340
Other income (net)	457	1,671	90	1,007	835	641	4,701
Equity in net income of investees — equity method	385	5	—	(43)	—	—	347
Interest expense (income)(a)	3,588	1,546	925	1,906	1,320	(1,237)	8,048
Operating income (loss)	6,018	7,850	4,062	1,022	3,413	(4,400)	17,965
Identifiable assets	194,105	78,124	50,263	83,577	55,526	31,697	493,292
Capital expenditures	2,197	5,310	558	1,262	1,397	1,025	11,749
Railcar expenditures	—	—	20,498	—	—	—	20,498
Investment in affiliate	1,182	—	—	—	—	—	1,182
Depreciation and amortization	2,643	3,343	3,064	2,272	2,470	1,347	15,139

(a)	The interest income reported in the Other segment includes net interest income at the corporate level. These amounts result from a rate differential between the interest rate on which interest is allocated to the operating segments and the actual rate at which borrowings are made.

Grain sales for export to foreign markets amounted to approximately $113 million, $213 million and $181 million in 2005, 2004 and 2003, respectively. Revenues from leased railcars in Canada totaled $19.0 million and $8.4 million in 2005 and 2004, respectively. The net book value of the leased railcars at December 31, 2005 and 2004 was $30 million and $28.8 million respectively. Lease revenue on railcars in Mexico totaled $0.5 million in each of 2005 and 2004. The net book value of the leased railcars at December 31, 2005 and 2004 was $1.2 million and $1.4 million respectively.

Grain sales of $132 million, $144 million and $197 million in 2005, 2004, and 2003, respectively, were made to Cargill, Inc.

The Andersons, Inc.

Notes to Consolidated Financial Statements — (Continued)

15.	Quarterly Consolidated Financial Information (Unaudited)

The following is a summary of the unaudited quarterly results of operations for 2005 and 2004.

			Net Income (Loss)
Quarter Ended	Net Sales	Gross Profit	Amount	Per Share-Basic
	(In thousands, except for per common share data)

2005
March 31	$258,657	$39,959	$1,034	$.07
June 30	365,116	53,018	10,353	.70
September 30	288,708	36,546	(636)	(.05)
December 31	384,171	68,623	15,336	1.03

Year	$1,296,652	$198,146	$26,087	1.76

2004
March 31	$274,336	$36,062	$(246)	$(.02)
June 30	374,510	56,068	10,062	.70
September 30	248,124	40,740	1,048	.07
December 31	369,962	56,229	8,280	.57

Year	$1,266,932	$189,099	$19,144	1.32

Net income per share is computed independently for each of the quarters presented. As such, the summation of the quarterly amounts may not equal the total net income per share reported for the year.

The Andersons, Inc.

Schedule II — Consolidated Valuation and Qualifying Accounts

	Additions
		Charged
	Balance at	to Costs	Charged		Balance at
	Beginning of	and	to Other	(1)	End of
Description	Period	Expenses	Accounts	Deductions	Period
	(In thousands)

Allowance for Doubtful Accounts Receivable — Year ended December 31
2005	$2,136	$585	$—	$615	$2,106
2004	2,274	240	—	378	2,136
2003	3,014	319	—	1,059	2,274
Allowance for Doubtful Notes Receivable — Year ended December 31
2005	$173	$(31)	$—	$110	$32
2004	259	(39)	—	47	173
2003	222	37	—	—	259
Valuation Allowance for Deferred Tax Assets — Year ended December 31
2005	$945	$98	$—	$—	$1,043
2004	771	174	—	—	945
2003	636	135	—	—	771

(1)	Uncollectible accounts written off, net of recoveries and adjustments to estimates for the allowance accounts.

The Andersons, Inc.

Condensed Consolidated Balance Sheets

	March 31	December 31	March 31
	2006	2005	2005
	(Unaudited)
	(In thousands)

Current assets:
Cash and cash equivalents	$15,821	$13,876	$6,138
Restricted cash	3,856	3,936	1,482
Accounts and notes receivable:
Trade receivables, net	95,313	74,436	81,587
Margin deposits	4,750	8,855	9,191

	100,063	83,291	90,778
Inventories:
Grain	137,220	143,442	148,337
Agricultural fertilizer and supplies	62,248	35,442	55,827
Lawn and garden fertilizer and corncob products	25,357	31,280	31,367
Railcar repair parts	3,945	3,177	1,937
Retail merchandise	33,160	27,189	32,909
Other	268	276	273

	262,198	240,806	270,650
Railcars available for sale	2,407	5,375	5,351
Deferred income taxes	2,511	2,087	2,819
Prepaid expenses and other current assets	27,371	23,170	22,944

Total current assets	414,227	372,541	400,162
Other assets:
Pension asset	8,939	10,130	5,688
Other assets and notes receivable, net	9,252	8,393	9,926
Investments in and advances to affiliates	45,315	20,485	5,335

	63,506	39,008	20,949
Railcar assets leased to others, net	131,991	131,097	113,318
Property, plant and equipment:
Land	12,104	12,154	11,956
Land improvements and leasehold improvements	32,404	32,265	31,002
Buildings and storage facilities	105,397	104,656	102,704
Machinery and equipment	128,909	128,276	126,850
Software	6,750	6,652	6,262
Construction in progress	1,105	1,183	1,858

	286,669	285,186	280,632
Less allowances for depreciation and amortization	195,726	193,688	189,231

	90,943	91,498	91,401

	$700,667	$634,144	$625,830

Current liabilities:
Short-term borrowings	$132,100	$12,400	$114,400
Accounts payable for grain	30,656	80,945	29,881
Other accounts payable	72,855	72,240	72,088
Customer prepayments and deferred revenue	60,162	53,502	59,922
Accrued expenses	21,342	27,684	15,291
Current maturities of long-term debt — non-recourse	13,777	19,641	10,119
Current maturities of long-term debt	11,023	9,910	5,936

Total current liabilities	341,915	276,322	307,637
Deferred income and other long-term liabilities	1,585	1,131	1,095
Employee benefit plan obligations	14,582	14,290	17,888
Long-term debt — non-recourse, less current maturities	86,269	88,714	61,465
Long-term debt, less current maturities	77,217	79,329	89,151
Deferred income taxes	15,526	15,475	13,839

Total liabilities	537,094	475,261	491,075
Shareholders’ equity:
Common shares (25,000 shares authorized; no par value 16,860 shares issued)	84	84	84
Additional paid-in capital	72,597	70,121	68,376
Treasury shares (1,658, 1,820 and 2,060 shares at 3/31/06, 12/31/05 and 3/31/05, respectively; at cost)	(14,534)	(13,195)	(12,530)
Accumulated other comprehensive loss	(311)	(455)	(529)
Unearned compensation	—	(259)	(89)
Retained earnings	105,737	102,587	79,443

	163,573	158,883	134,755

	$700,667	$634,144	$625,830

See notes to condensed consolidated financial statements

The Andersons, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended March 31
	2006	2005
	(Unaudited)
	(In thousands,
	except per share data)

Sales and merchandising revenues	$280,658	$258,656
Cost of sales and merchandising revenues	239,173	218,697

Gross profit	41,485	39,959
Operating, administrative and general expenses	37,906	36,901
Interest expense	4,194	2,950
Other income/gains:
Other income, net	3,059	1,079
Equity in earnings of affiliates	3,553	446

Income before income taxes	5,997	1,633
Income tax expense	2,162	599

Net income	$3,835	$1,034

Per common share:
Basic earnings	$.26	$.07

Diluted earnings	$.25	$.07

Dividends paid	$.045	$.04

Weighted average shares outstanding-basic	15,090	14,746

Weighted average shares outstanding-diluted	15,638	15,286

See notes to condensed consolidated financial statements

The Andersons, Inc.

Condensed Consolidated Statements of Cash Flows

	Three Months Ended
	March 31
	2006	2005
	(Unaudited)
	(Dollars in thousands)

Operating Activities
Net income	$3,835	$1,034
Adjustments to reconcile net income to cash used in operating activities:
Depreciation and amortization	6,047	5,490
Unremitted earnings of unconsolidated affiliates	(1,978)	597
Realized gains on sales of railcars and related leases	(2,759)	(473)
Gain on sale of property, plant and equipment	(45)	(11)
Excess tax benefit from share-based payment arrangement	(2,199)	—
Deferred income taxes	(370)	(447)
Other	583	65
Changes in operating assets and liabilities:
Accounts and notes receivable	(16,728)	(24,543)
Inventories	(21,392)	(19,222)
Prepaid expenses and other assets	(3,187)	(523)
Accounts payable for grain	(50,289)	(57,441)
Other accounts payable and accrued expenses	4,072	14,148

Net cash used in operating activities	(84,410)	(81,326)
Investing Activities
Purchases of railcars	(12,347)	(21,826)
Proceeds from sale or financing of railcars and related leases	13,398	9,818
Purchases of property, plant and equipment	(2,495)	(1,896)
Proceeds from sale of property, plant and equipment	151	85
Investment in affiliates	(22,852)	(1,895)
Change in restricted cash	80	50

Net cash used in investing activities	(24,065)	(15,664)
Financing Activities
Net increase in short-term borrowings	119,700	102,300
Proceeds from issuance of long-term debt	258	692
Payments on long-term debt	(1,257)	(1,413)
Proceeds from issuance of non-recourse long-term debt	2,001	—
Payments of non-recourse long-term debt	(10,310)	(2,822)
Change in overdrafts	(2,360)	(4,017)
Proceeds from sale of treasury shares to employees and directors	830	540
Dividends paid	(641)	(591)
Excess tax benefit from share-based payment arrangement	2,199	—

Net cash provided by financing activities	110,420	94,689
Increase (decrease) in cash and cash equivalents	1,945	(2,301)
Cash and cash equivalents at beginning of period	13,876	8,439

Cash and cash equivalents at end of period	$15,821	$6,138

See notes to condensed consolidated financial statements

The Andersons, Inc.

Condensed Consolidated Statements of Shareholders’ Equity

				Accumulated
		Additional		Other
	Common	Paid-in	Treasury	Comprehensive	Unearned	Retained
	Shares	Capital	Shares	Loss	Compensation	Earnings	Total
	(Unaudited)
	(In thousands)

Balance at January 1, 2005	$84	$67,960	$(12,654)	$(397)	$(119)	$79,002	$133,876
Net income						26,087	26,087
Other comprehensive income:
Minimum pension liability (net of $61 income tax)				(106)			(106)
Cash flow hedge activity				48			48

Comprehensive income							26,029
Stock awards, stock option exercises, and other shares issued to employees and directors, net of income tax of $2,569 (336 shares)		2,161	(541)		(421)		1,199
Amortization of unearned compensation					281		281
Dividends declared ($.168 per common share)						(2,502)	(2,502)

Balance at December 31, 2005	84	70,121	(13,195)	(455)	(259)	102,587	158,883
Net income						3,835	3,835
Other comprehensive income:
Cash flow hedge activity				144			144

Comprehensive income							3,979
Stock awards, stock option exercises, and other shares issued to employees and directors, net of income tax of $2,337 (162 shares)		2,476	(1,339)		259		1,396
Dividends declared ($.045 per common share)						(685)	(685)

Balance at March 31, 2006	$84	$72,597	$(14,534)	$(311)	$—	$105,737	$163,573

See notes to condensed consolidated financial statements

The Andersons, Inc.

Notes to Condensed Consolidated Financial Statements

Note A:  Basis of Presentation

In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the periods indicated, have been made. Such adjustments consist only of normal recurring adjustments.

The year-end condensed consolidated balance sheet data was derived from audited consolidated financial statements, but does not include all disclosures required by generally accepted accounting principles. A condensed consolidated balance sheet as of March 31, 2005 was included as the Company operates in several seasonal industries.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

On June 28, 2006 the Company effected a two-for-one stock split common share amounts (and per share amounts) have been retroactively restated to reflect this split. In the first quarter of 2006 we re-aligned our business segments by separating the Agricultural Group into two distinct segments, the Grain & Ethanol Group and the Plant Nutrient Group. The decision to change the Company’s Agriculture segment was made in order to provide more meaningful information as the Grain & Ethanol Group is redeploying certain of its assets and investing in new assets into supporting the ethanol market. Note E has been adjusted to reflect this change.

Note B:  Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), using the modified prospective transition method. Under this transition method, stock-based compensation expense for the first quarter of 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 will be based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company will recognize these compensation costs on a straight-line basis over the requisite service period of the award. Prior to the adoption of SFAS 123(R), the Company recognized stock-based compensation expense in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations.

Total compensation expense recognized in the Consolidated Statement of Income for all stock compensation programs was $0.4 million in the first quarter of 2006. The result of adopting SFAS 123(R), was an additional charge to income before income taxes and net income of $0.3 million and $0.2 million, respectively, than if we had continued to account for stock-based compensation under APB No. 25. The impact of adoption on both basic and diluted earnings per share for the three months ended March 31, 2006 was $.01 per share. In addition, prior to the adoption of SFAS 123(R), the Company presented the tax benefit of stock option exercises as operating cash flows. Upon the adoption of SFAS 123(R), tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options are classified as financing cash flows.

The Andersons, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

The pro forma table below reflects net earnings and basic and diluted net earnings per share for the three months ended March 31, 2005 assuming that the Company had accounted for its stock based compensation programs using the fair value method promulgated by SFAS 123 at that time.

Three Months
Ended
March 31, 2005
(In thousands,
except per share data)

Net income reported	$1,034
Add: Stock — based compensation included in reported net income, net of related tax effects	19
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(37)

Pro forma net income	$1,016

Earnings per share:
Basic — as reported	$.07
Basic — pro forma	$.07
Diluted — as reported	$.07
Diluted — pro forma	$.07

The Company’s 2005 Long-Term Performance Compensation Plan dated May 6, 2005 (the “LT Plan”) authorizes the Board of Directors to grant options, performance shares and share awards to employees and outside directors for up to 400 thousand of the Company’s common shares. Additionally, options and share awards (totaling 420 thousand common shares) that remained available under The Andersons, Inc. Amended and Restated Long-Term Performance Plan (the “Prior Plan”) upon termination of that plan on May 7, 2005 have been transferred to the LT Plan. Options granted under the LT Plan and Prior Plan have a maximum term of 10 years. Options granted to outside directors have a fixed term of five years and vest after one year.

Option Awards

Options granted to management personnel under the LT Plan prior to 2006 have a term of five-years and vest 40% immediately, an additional 30% after one year and the remaining 30% after two years. Options granted to directors prior to 2006 vested after one year. Options granted under the LT Plan are structured as fixed grants with exercise price equal to the market value of the underlying stock on the date of the grant. There were no grants of options in the first quarter of 2006.

The fair value for stock options was estimated at the date of grant, using a Black-Scholes option pricing model, which requires management to make certain assumptions. Expected volatility was estimated based on the historical volatility of the Company’s common shares over the past five years. The average expected life was based on the contractual term of the stock option and expected employee exercise and post-vesting employment termination trends. The risk-free rate is based on U.S. Treasury issues with a term equal to the expected life assumed at the date of grant. Forfeitures are estimated at the date of grant based on historical experience. Prior to the adoption of SFAS 123(R), the company recorded forfeitures as they occurred for purposes of estimating pro forma compensation expense under SFAS 123. The impact of forfeitures is not material.

The Andersons, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

2005

Long Term Performance Compensation Plan
Risk free interest rate	4.18%
Dividend yield	1.10%
Volatility factor of the expected market price of the Company’s common shares	.228
Expected life for the options (in years)	5.00

Restricted Stock Awards

The LT Plan permits awards of restricted stock. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Restricted shares granted prior to 2006 vest 50% after one year and the remaining 50% after two years. Restricted stock issued is recorded based on the market value of the Company’s common shares on the date of the award and the related compensation expense is recognized over the vesting period.

Performance Share Units

The LT Plan also allows for the award of Performance Share Units (“PSUs”). Each PSU gives the participant the right to receive one common share dependent on achievement of specified performance results over a three calendar year performance period. At the end of the performance period, the number of shares of stock issued will be determined by adjusting the award upward or downward from a target award. Currently, the Company is accounting for the awards granted in 2005 at the maximum amount available for issuance at December 31, 2007. Fair value of performance share units issued is based on the market value of the Company’s common shares on the date of the award. The related compensation expense is recognized over the performance period and adjusted for changes in the number of shares expected to be issued if changes in performance are expected.

Employee Share Purchase Plan

The Company’s 2004 Employee Share Purchase Plan (the “ESP Plan”) allows employees to purchase common shares through payroll withholdings. The Company has registered 544 thousand common shares remaining available for issuance to and purchase by employees under this plan. The ESP Plan also contains an option component. The purchase price per share under the ESP Plan is the lower of the market price at the beginning or end of the year. The Company records a liability for withholdings not yet applied towards the purchase of common stock.

Fair Value

The fair value of the option component of the ESP Plan is estimated at the date of grant under the Black-Scholes option pricing model with the following assumptions for the appropriate year. Expected volatility was estimated based on the historical volatility of the Company’s common shares over the past year. The average expected life was based on the contractual term of the plan. The risk-free rate is based on the U.S. Treasury issues with a one year term. Forfeitures are estimated at the date of grant based on historical experience. Prior to the adoption of SFAS 123(R), the Company recorded forfeitures as they occurred for purposes of estimating pro forma compensation expense under SFAS 123. The impact of forfeitures is not material.

The Andersons, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

	2006	2005

Employee Share Purchase Plan
Risk free interest rate	4.38%	2.75%
Dividend yield	0.84%	1.10%
Volatility factor of the expected market price of the Company’s common shares	.419	.228
Expected life for the options (in years)	1.00	1.00

Stock Option Activity

A reconciliation of the number of options outstanding and exercisable under the Long-Term Performance Compensation Plan as of March 31, 2006, and changes during the period then ended is as follows:

			Weighted-
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
	Shares	Exercise	Contractual	Value
	(000)	Price	Term	($000)

Outstanding at January 1, 2006	1,394	$8.88
Granted	—	—
Exercised	(236)	6.21
Cancelled/forfeited	(2)	15.50

Outstanding at March 31, 2006	1,156	$9.42	1.37	$34,362

Vested and Expected to vest at March 31, 2006	1,154	$9.41	1.37	$34,305

Exercisable at March 31, 2006	914	$7.80	1.21	$28,646

There were no options granted in either the three months ended March 31, 2006 or 2005.

	2006	2005

Total intrinsic value of options exercised during the three months ended March 31 (000’s)	$5,989	$945

Total fair value of shares vested during the three months ended March 31 (000’s)	$223	$467

As of March 31, 2006, there was $0.1 million of total unrecognized compensation cost related to stock options granted under the LT Plan. That cost is expected to be recognized over the next twelve months.

A summary of the status of the Company’s nonvested restricted shares as of March 31, 2006, and changes during the period then ended, is presented below:

		Weighted-Average
	Shares	Grant-Date
Nonvested Shares	(000)	Fair Value

Nonvested at January 1, 2006	40	$12.96
Granted	—	—
Vested	14	8.59
Forfeited	—	—

Nonvested at March 31, 2006	26	$15.50

As of March 31, 2006, there was $0.2 million of total unrecognized compensation cost related to nonvested restricted shares granted under the LT Plan. That cost is expected to be recognized over the next twelve months.

The Andersons, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

A summary of the status of the Company’s performance share units as of March 31, 2006, and changes during the period then ended, is presented below:

		Weighted-Average
	Shares	Grant-Date
Nonvested Shares	(000)	Fair Value

Nonvested at January 1, 2006	34	15.50
Granted	—	—
Vested	—	—
Forfeited	—	—

Nonvested at March 31, 2006	34	15.50

As of March 31, 2006, there was $0.3 million of total unrecognized compensation cost related to nonvested performance share units granted under the LT Plan. That cost is expected to be recognized over the next 1.75 years.

Note C:  Earnings Per Share

Basic earnings per share is equal to net income divided by weighted average shares outstanding. Diluted earnings per share is equal to basic earnings per share plus the incremental per share effect of dilutive options and unvested restricted shares.

	Three Months Ended
	March 31
	2006	2005
	(In thousands)

Weighted average shares outstanding — basic	15,090	14,746
Restricted shares and shares contingently issuable upon exercise of options	548	540

Weighted average shares outstanding — diluted	15,638	15,286

There were no antidilutive options in the first quarter of 2006 or 2005.

Note D:  Employee Benefit Plans

In the first quarter of 2006, the Company’s Board of Directors approved changes to its defined benefit plans effective January 1, 2007. These changes include freezing benefits for certain employee groups and adjusting the formula for employees who continue to earn benefits after January 1, 2007. This plan amendment triggered a new valuation at February 28, 2006 resulting in an actuarial gain of $1.8 million.

Expense for the first quarter of 2005 includes a correction of prior errors for the years 2001 through 2004 on the basis that it is not material to the current or prior periods. Additional employee benefits expense for pension and postretirement benefits of $0.6 million ($0.4 million, net of tax or $.03 per diluted share) is included as a component of operating, administrative and general expenses. This additional expense represents the cumulative impact of the errors and, through adjustment in the first quarter of 2005, correctly states assets and liabilities with respect to our pension and postretirement benefit plans. This adjustment is not included in the table below which reflects only 2006 pension and postretirement benefit expense and 2005 pension and postretirement benefit expense actually recorded in that period.

The Andersons, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

Included as charges against income for the quarter are the following amounts for pension and postretirement benefit plans maintained by the Company:

	Pension		Postretirement
	Benefits		Benefits
	2006	2005	2006	2005
	(In thousands)

Service cost	$993	$903	$136	$150
Interest cost	803	737	311	333
Expected return on plan assets	(987)	(822)	—	—
Amortization of prior service cost	(51)	3	(110)	(118)
Recognized net actuarial loss	477	346	228	226

Benefit cost	$1,235	$1,167	$565	$591

The Company made no contributions to its defined benefit pension plan in either of the first quarter of 2006 or 2005. The Company currently expects to make a total contribution of approximately $5.0 million for 2006, which exceeds the required minimum contribution. The Company contributed $9.5 million in 2005.

The postretirement benefit plan is not funded. Company contributions in the quarter represent actual claim payments and insurance premiums for covered retirees. In the first quarter of 2006 and 2005, payments of $0.3 million and $0.2 million, respectively were made by the Company.

Note E:  Segment Information

In the first quarter of 2006, the Company re-aligned its business segments by separating the Agriculture Group into two distinct segments, the Grain & Ethanol Group and the Plant Nutrient Group. The decision to change the Company’s Agriculture segment was made in order to provide more meaningful information as the Grain & Ethanol Group is redeploying certain of its assets and investing new assets into supporting the ethanol market. All prior periods have been restated for this change in reporting and the updated presentation is consistent with the reporting to management during the first quarter of 2006.

Results of Operations — Segment Disclosures

	Grain &			Turf &
First Quarter 2006	Ethanol	Plant Nutrient	Rail	Specialty	Retail	Other	Total
	(In thousands)

Revenues from external customers	$128,625	$46,033	$34,383	$39,505	$32,112	$—	$280,658
Inter-segment sales	334	2,287	135	530	—	—	3,286
Other income	2,088	101	120	363	164	223	3,059
Equity in earnings of affiliates	3,553	—	—	—	—	—	3,553
Interest expense (income)(a)	1,667	660	1,594	540	315	(582)	4,194
Operating income (loss)	1,780	(1,235)	6,218	2,149	(2,441)	(474)	5,997
Identifiable assets	233,214	117,159	174,864	77,521	56,453	41,456	700,667

The Andersons, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

	Grain &			Turf &
First Quarter 2005	Ethanol	Plant Nutrient	Rail	Specialty	Retail	Other	Total

Revenues from external customers	$120,937	$44,071	$17,705	$40,891	$35,052	$—	$258,656
Inter-segment sales	—	1,468	113	488	—	—	2,069
Other income	238	224	185	168	132	132	1,079
Equity in earnings of affiliates	443	3	—	—	—	—	446
Interest expense (income)(a)	1,154	427	1,235	506	298	(670)	2,950
Operating income (loss)	1,738	(787)	3,640	1,077	(2,098)	(1,937)	1,633
Identifiable assets	202,111	107,291	142,751	87,439	57,332	28,906	625,830

(a)	The interest income reported in Other includes net interest income at the corporate level. These amounts result from a rate differential between the interest rate on which interest is allocated to the operating segments and the actual rate at which borrowings are made.

Note F:  Equity Method Investees

The Company holds investments in six limited liability companies that are accounted for under the equity method. The Company’s equity in these entities is presented at cost plus its accumulated proportional share of income/loss less any distributions it has received. The Company’s share of income on its investment in these entities for the three months ended March 31, 2006 and 2005 aggregated $3.6 million and $0.4 million respectively.

In the first quarter of 2006, the Company invested an additional $2.4 million in Lansing Trade Group LLC (formerly Lansing Grain Company LLC), and now holds an ownership interest of 36.1%. The following table presents summarized financial information of this investment as it qualifies as a significant subsidiary. Income before income taxes is presented as the subsidiary is structured as a limited liability company.

	Three Months Ended
	March 31
	2006	2005
	(In thousands)

Net sales	$343,668	$289,095
Gross profit	16,803	4,126
Income from continuing operations	10,170	1,512
Net income	10,170	1,512

Lansing Trade Group LLC focuses on trading commodity contracts and has made an additional investment into Lansing Ethanol Services LLC, a venture formed to focus on trading related to the energy industry. The Company has the option to increase its investment in Lansing Trade Group in each of 2007 and 2008.

In February 2006, the Company invested $21.0 million for a 37% interest in The Andersons Clymers Ethanol LLC (“TACE”), a development stage company in the process of constructing a 110 million gallon-per-year ethanol production facility adjacent to the Company’s Clymers, Indiana grain facility. The Company plans on leasing this grain facility to TACE upon completion of the ethanol production facility. As part of the formation of TACE, the Company provided services to the LLC relating primarily to debt issuance and raising of outside capital for which it was compensated. The Company recognized other income of $1.9 million in the first quarter of 2006 relating to these services.

The Company also has a 44% interest in The Andersons Albion Ethanol LLC, a development stage company in the process of constructing a 55 million gallon per year ethanol production facility. The Company plans to lease its

The Andersons, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

Albion, Michigan grain facility to the LLC upon completion of the ethanol production facility. This facility is expected to begin ethanol production in the third quarter of 2006.

The Company has management contracts to operate each of the ethanol facilities and has already begun to provide origination, marketing and risk management services also under separate contracts with each LLC. In the first quarter of 2006, the Company recognized income of $0.4 million relating to the management contracts noted above.

The Company has a $2.0 million investment for a 7.9% interest in Iroquois Bio-Energy Company LLC located in Rensselaer, Indiana, also a development stage company in the process of constructing a 40 million gallon per year ethanol production facility. The Company holds a contract for the originations of grain into the facility for which it will be separately compensated.

In the ordinary course of business, the Company will enter into related party transactions with its equity method investees. Sales to related parties amounted to $1.6 million and $5.0 million in the first three months of 2006 and 2005 respectively. The Company recognized lease income on railcars leased to Lansing Trade Group of $0.2 million and $0.1 million in the first three months of 2006 and 2005 respectively. Revenues for service contracts with related parties were $0.4 million in the first quarter of 2006. Open accounts receivable totaled $0.9 million and $0.2 million at March 31, 2006 and 2005, respectively.

Note G:  Insurance Recoveries

On July 1, 2005, two explosions and a resulting fire occurred in a grain storage and loading facility operated by the Company and located on the Maumee River in Toledo, Ohio. There were no injuries; however, a portion of the grain at the facility was destroyed along with damage to a portion of the storage capacity and the conveyor systems. The facility, although leased, was insured by the Company for full replacement cost as the Company is responsible for the complete repair of the facility under the terms of the lease agreement. The Company also carried insurance on inventories and business interruption with a total deductible of $0.25 million. The Company is in the process of repairing the facility. The Company anticipates insurance claims for property damage, business interruption and extra expenses incurred. As of March 31, 2006 the Company has incurred costs of $3.8 million relating to the clean-up and repair of the facility and $0.9 in inventory losses (after deductible) which have been funded by the insurance company with a $6 million advance.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

2,280,000 Shares

THE ANDERSONS, INC.

Common Stock

BB&T Capital Markets

Piper Jaffray

Stephens Inc.

Stifel Nicolaus

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses, to be paid solely by the registrant, of the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions):

Securities and Exchange Commission registration fee	$10,508
Blue Sky fees and expenses (including attorneys’ fees and expenses)	10,000
Nasdaq registration expenses	45,000
Printing expenses	150,000
Accounting fees and expenses	130,000
Legal fees and expenses	150,000
Miscellaneous expenses	4,492

Total	$500,000

Item 15.	Indemnification of Directors and Officers.

The registrant is incorporated under the laws of the State of Ohio. Section 1701.13 of the Ohio General Corporation Law (“Section 1701.13”) empowers an Ohio corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Similar indemnity is authorized for such person against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 1701.13 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 1701.13. The registrant maintains policies insuring its and its subsidiaries’ officers and directors against certain liabilities for actions taken in such capacities, including certain liabilities under the Securities Act of 1933.

Our articles of incorporation and code of regulations permit us to indemnify our officers and directors to the greatest extent permitted by applicable law. Our code of regulations provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, other than an action by or in the right of our company, because of his or her status as a director, officer or employee of our company, or service at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against all expenses, liabilities and losses reasonably incurred by such person if such person acted in good faith and in a manner he or she believed to be in or not opposed to the best interest of the company and, in the context of a criminal proceeding, had no reason to believe his or her action was unlawful. Our code of regulations also provides for indemnification for any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of our company to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, or employee of the company, or is or was serving at the request of the company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses reasonably incurred by such person if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company, except that no indemnification shall be made, unless a court of common pleas or the court in which such action was brought determines that such person is fairly and reasonably entitled to indemnity, if such person is adjudged to be liable for negligence in the performance of such person’s duties to the company or for any action or suit in which the only liability asserted against such person is related to unlawful loans, dividends or distributions. Further, our code of regulations provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of the company or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers or controlling persons pursuant to the provisions described in the preceding paragraph, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Item 16.	Exhibits.

Exhibits.

The attached Exhibit Index is incorporated by reference herein.

Financial Statement Schedules.

Schedule II.  Valuation and Qualifying Accounts.

All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Maumee, state of Ohio, on June 29, 2006.

THE ANDERSONS, INC.

By:	/s/ Michael J. Anderson
Name: Michael J. Anderson

Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of The Andersons, Inc. whose signature appears below constitutes and appoints Michael J. Anderson and Richard P. Anderson, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 and Power of Attorney have been signed by the following persons in the capacities indicated on June 29, 2006.

Signature	Title

/s/ Michael J. Anderson Michael J. Anderson	President and Chief Executive Officer (Principal Executive Officer) and Director

/s/ Richard R. George Richard R. George	Vice President, Controller and CIO (Principal Accounting Officer)

/s/ Gary L. Smith Gary L. Smith	Vice President, Finance and Treasurer (Principal Financial Officer)

/s/ Richard P. Anderson Richard P. Anderson	Chairman of the Board Director

/s/ Thomas H. Anderson Thomas H. Anderson	Director

/s/ John F. Barrett John F. Barrett	Director

Signature	Title

/s/ Robert J. King, Jr. Robert J. King, Jr.	Director

/s/ Paul M. Kraus Paul M. Kraus	Director

/s/ Donald L. Mennel Donald L. Mennel	Director

/s/ David L. Nichols David L. Nichols	Director

/s/ Sidney A. Ribeau Sidney A. Ribeau	Director

/s/ Charles A. Sullivan Charles A. Sullivan	Director

/s/ Jacqueline F. Woods Jacqueline F. Woods	Director

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3.1		Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.3 to Registration Statement No. 33-58963).
3.2		Code of Regulations of The Andersons, Inc. (Incorporated by reference to Exhibit 3.4 to Registration Statement No. 33-58963).
4.3		Specimen Common Share Certificate (Incorporated by reference to Exhibit 4.1 to Registration Statement No. 33-58963).
5	.1*	Opinion of Kirkland & Ellis LLP.
23.1		Consent of PricewaterhouseCoopers LLP.
23	.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1 filed herewith).
24.1		Power of Attorney (included on signature pages herein).

*	To be filed by amendment.